Itaú

September 30, 2011

Complete Financial Statements in IFRS

Itaú Unibanco Holding S.A.

Report on Review of special purpose consolidated interim financial statements

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

We have reviewed the interim financial statements of Itaú Unibanco Holding S.A. and subsidiaries (Consolidated) for the quarter ended September 30, 2011, which comprise the balance sheet and the corresponding statements of income, comprehensive income and cash flows for the quarter and the nine-month periods then ended, as well as the changes in equity for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information. These consolidated financial statements have been prepared in accordance with the accounting practices described in Note 2, considering January 1, 2010 as the date of the opening balance sheet for purposes of preparing the first set of consolidated financial statements in accordance with the requirements of the International Accounting Standards Board – IASB which are considered as special purpose financial statements, since they do not comply with all requirements established by International Financial Reporting Standards (IFRS) 1.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting practices described in Note 2. Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagement (NBC TR 2410 and ISRE 2410 'Review of interim financial statements performed by the independent auditor of the entity'). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with the accounting practices described in Note 2.

Emphasis about the basis of preparation of the special purpose consolidated interim financial statements

Without modifying our conclusion, we draw attention to Note 2 to these interim consolidated financial statements, which describes the basis of preparation. The interim consolidated  financial statements were prepared voluntarily by the Institution's management taking on the basis set out in the Resolution No. 3,786 of the National Monetary Council (CMN). Consequently, these interim consolidated financial statements may not be suitable for another purpose.

São Paulo, November 7, 2011.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

ASSETS	NOTE	09/30/2011	12/31/2010	01/01/2010
Cash and deposits on demand	3	11,651	10,172	10,671
Central Bank compulsory deposits	4	97,409	85,776	13,869
Interbank deposits	5	21,831	14,835	17,799
Securities purchased under agreements to resell	5	91,015	88,682	135,820
Financial assets held-for-trading	6	113,370	115,497	55,552
Pledged as collateral		27,092	54,400	6,336
Other		86,278	61,097	49,216
Financial assets designated at fair value through profit or loss	6b	176	306	373
Derivatives	7 and 8	13,110	7,777	5,589
Available-for-sale financial assets	9	43,673	44,539	41,302
Pledged as collateral		7,989	8,826	3,019
Other		35,684	35,713	38,283
Held-to-maturity financial assets	10	3,059	3,170	2,429
Pledged as collateral		171	268	124
Other		2,888	2,902	2,305
Loan operations, net	11	312,986	275,493	224,818
Loan operations		335,709	295,487	245,063
(-) Allowance for loan losses		(22,723)	(19,994)	(20,245)
Other financial assets	19a	37,456	40,733	26,741
Investments in unconsolidated companies	12	2,665	2,947	3,180
Fixed assets, net	14	4,993	4,801	4,178
Intangible assets, net	15	3,286	2,933	3,723
Tax assets		25,601	23,891	26,684
Income tax and social contribution - credits		2,233	3,534	4,769
Income tax and social contribution - deferred	26b	22,725	19,918	21,519
Other		643	439	396
Assets held for sale	35	72	78	239
Other assets	19a	7,317	5,851	5,637
TOTAL ASSETS		789,670	727,481	578,604
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	NOTE	09/30/2011	12/31/2010	1/1/2010
Deposits	16	220,675	202,688	190,716
Deposits received under repurchase agreements	18a	195,569	199,657	131,946
Financial liabilities held for trading	17	2,426	1,335	663
Derivatives	7 and 8	11,164	5,671	5,332
Interbank market	18a	83,180	62,599	44,722
Institutional market	18b	51,336	44,513	30,530
Other financial liabilities.	19b	36,658	41,012	27,027
Reserves for insurance and private pension	29	67,357	56,864	47,945
Liabilities for capitalization plans		2,823	2,603	2,261
Provisions	31	15,575	14,390	13,524
Tax liabilities		7,729	12,185	9,781
Income tax and social contribution - current		1,782	1,281	1,265
Income tax and social contribution - deferred	26b II	4,261	5,374	4,963
Other		1,686	5,530	3,553
Other liabilities	19b	22,532	16,022	15,077
Total liabilities		717,024	659,539	519,524
Capital	20a	45,000	45,000	45,000
Treasury shares	20a	(1,704)	(628)	(1,031)
Additional paid-in capital		618	490	356
Appropriated reserves	20d	22,083	16,904	6,801
Unappropriated reserves		5,509	4,005	5,609
Cumulative comprehensive income		(142)	494	781
Total stockholders’ equity of owners of parent company		71,364	66,265	57,516
Non-controlling interests		1,282	1,677	1,564
Total stockholders’ equity		72,646	67,942	59,080
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		789,670	727,481	578,604
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Periods ended
(In millions of Reais, except per share information)

	NOTE	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Banking product		18,423	17,683	55,674	51,365
Interest and similar income	22a	26,759	19,848	73,455	56,434
Interest and similar expense	22b	(19,433)	(10,132)	(42,481)	(26,364)
Dividends income		90	71	292	236
Net gain (loss) from financial assets and liabilities	22c	(605)	1,490	(635)	1,865
Foreign exchange results and exchange variation on transactions		3,529	574	4,511	1,437
Banking service fees	23	5,131	4,363	14,293	12,633
Income from insurance, private pension and capitalization operations before claim and selling expenses		1,369	1,192	3,909	3,722
Income from insurance and private pension	29	4,249	3,269	12,286	9,562
Change in reserves for insurance and private pension		(3,023)	(2,180)	(8,739)	(6,163)
Revenue from capitalization plans		143	103	362	323
Other income	24	1,583	277	2,330	1,402
Losses on loans and claims		(3,917)	(3,711)	(11,775)	(11,081)
Expenses for allowance for loan losses	11b	(4,853)	(4,438)	(14,488)	(12,772)
Recovery of credits written-off as loss		1,322	1,104	3,903	2,899
Expenses for claims		(386)	(377)	(1,190)	(1,208)
Operating margin		14,506	13,972	43,899	40,284
Other operating income (expenses)		(11,604)	(9,726)	(31,192)	(27,342)
General and administrative expenses	25	(10,654)	(8,795)	(27,961)	(24,704)
Tax other than income tax and social contribution		(914)	(1,017)	(3,064)	(2,861)
Share of comprehensive income of unconsolidated companies	12	(36)	86	(167)	223
Net income before income tax and social contribution	26	2,902	4,246	12,707	12,942
Current income tax and social contribution		(1,756)	(986)	(5,628)	(3,799)
Deferred income tax and social contribution		2,444	(512)	3,644	106
NET INCOME		3,590	2,748	10,723	9,249
Net income attributable to owners of the parent company	27	3,391	2,568	10,186	8,660
Net income attributable to non-controlling interests		199	180	537	589
EARNINGS PER SHARE - BASIC
Common		0.75	0.57	2.25	1.91
Preferred		0.75	0.57	2.25	1.91
EARNINGS PER SHARE - DILUTED	27
Common		0.75	0.56	2.24	1.91
Preferred		0.75	0.56	2.24	1.91
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	27
Common		2,289,284,273	2,287,784,273	2,289,284,273	2,288,117,606
Preferred		2,227,780,811	2,247,461,583	2,245,523,843	2,244,091,221
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	27
Common		2,289,284,273	2,287,784,273	2,289,284,273	2,288,117,606
Preferred		2,240,444,592	2,264,103,854	2,256,780,507	2,257,443,876
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
Periods ended
(In millions of Reais)

	NOTE	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Net income		3,590	2,748	10,723	9,249
Available-for-sale investments
Change in fair value		(406)	314	(513)	349
(Gains)/Losses transferred to income through disposal	9	(135)	31	(440)	(54)
Tax effect	17	215	(138)	380	(118)
Cash flow hedge	8
Change in fair value		(846)	(25)	(602)	(69)
Tax effect		338	10	241	28
Foreign exchange variation on foreign investments		479	65	428	(216)
Share of comprehensive income of unconsolidated companies		(70)	(68)	(130)	(145)
Total comprehensive income		3,165	2,937	10,087	9,024
Comprehensive income attributable to non-controlling interests		199	180	537	589
Comprehensive income attributable to controlling interests		2,966	2,757	9,550	8,435
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders’ Equity (Note 20)
Periods ended at september 30, 2011 and 2010
(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income			Total	Total
	Capital	Treasury shares	Additional paid- in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale	Cumulative translation adjustments	Gains and losses – Cash flow hedge	stockholders’ equity – owners of the parent company	stockholders’ equity – noncontrolling interests	Total
Balance at 01/01/2010	45,000	(1,031)	356	6,801	5,609	-	771	-	10	57,516	1,564	59,080
Transactions with owners	-	310	76	-	-	(1,931)	-	-	-	(1,545)	(705)	(2,250)
Treasury shares - Granting of stock options – exercised options	-	310	(6)	-	-	-	-	-	-	304	-	304
Granting of stock options – expenses recognized in the period	-	-	82	-	-	-	-	-	-	82	-	82
Dividends and interest on capital (Note 20b)	-	-	-	-	-	(1,931)	-	-	-	(1,931)	(705)	(2,636)
Other	-	-	-	(4)	19	-	-	-	-	15	141	156
Total comprehensive income	-	-	-	-	-	8,660	32	(216)	(41)	8,435	589	9,024
Net income	-	-	-	-	-	8,660	-	-	-	8,660	589	9,249
Other comprehensive income in the period	-	-	-	-	-	-	32	(216)	(41)	(225)	-	(225)
Appropriations:
Legal reserve	-	-	-	361	-	(361)	-	-	-	-	-	-
Statutory reserve	-	-	-	4,927	1,441	(6,368)	-	-	-	-	-	-
Balance at 09/30/2010	45,000	(721)	432	12,085	7,069	-	803	(216)	(31)	64,421	1,589	66,010
Change in the period	-	310	76	5,284	1,460	-	32	(216)	(41)	6,905	25	6,930
Balance at 01/01/2011	45,000	(628)	490	16,904	4,005	-	775	(274)	(7)	66,265	1,677	67,942
Transactions with owners	-	(1,076)	128	-	-	(2,396)	-	-	-	(3,344)	(614)	(3,958)
Granting of stock options – exercised options	-	227	6	-	-	-	-	-	-	233	-	233
Acquisition of treasury shares	-	(1,303)	-	-	-	-	-	-	-	(1,303)	-	(1,303)
Granting of options recognized	-	-	122	-	-	-	-	-	-	122	-	122
Dividends and interest on capital (Note 20b)	-	-	-	-	-	(2,396)	-	-	-	(2,396)	(614)	(3,010)
Dividends/Interest on capital paid in 2011 - Year 2010	-	-	-	(1,308)	-	-	-	-	-	(1,308)	-	(1,308)
Other	-	-	-	-	201	-	-	-	-	201	(318)	(117)
Total comprehensive income	-	-	-	-	-	10,186	(703)	428	(361)	9,550	537	10,087
Net income	-	-	-	-	-	10,186	-	-	-	10,186	537	10,723
Other comprehensive income in the period	-	-	-	-	-	-	(703)	428	(361)	(636)	-	(636)
Appropriations:
Legal reserve	-	-	-	444	-	(444)	-	-	-	-	-	-
Statutory reserve	-	-	-	6,043	1,303	(7,346)	-	-	-	-	-	-
Balance at 09/30/2011	45,000	(1,704)	618	22,083	5,509	-	72	154	(368)	71,364	1,282	72,646
Change in the period	-	(1,076)	128	5,179	1,504	-	(703)	428	(361)	5,099	(395)	4,704
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
Periods ended
(In millions of Reais)

	NOTE	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Net income		3,590	2,748	10,723	9,249
Adjustments to net income:		2,925	5,812	18,949	18,549
Granted options recognized		42	26	122	82
Allowance for loan losses		4,853	4,438	14,488	12,772
Results from operations with subordinated debt		1,857	485	3,378	1,823
Results from operations with debentures		72	23	137	188
Change in reserves for insurance and private pension		3,023	2,180	8,739	6,163
Revenue from capitalization plans		(143)	(103)	(362)	(323)
Depreciation and amortization		526	573	1,594	1,610
Provisions		(109)	(1,802)	285	(1,219)
Deferred taxes		(2,444)	512	(3,644)	(106)
Share of profit of unconsolidated companies		36	(86)	167	(223)
(Gain) loss from available-for-sale securities	22c	(136)	31	(440)	(54)
Interest and foreign exchange income from variation from available-for-sale securities		(2,199)	(582)	(3,052)	(2,269)
Interest and foreign exchange income from variation from held-to-maturity securities		(140)	(83)	(324)	(319)
(Gain) loss from sale of assets held for sale		(4)	(115)	(36)	(19)
(Gain) loss from sale of investments		(6)	23	(6)	12
(Gain) loss from sale of fixed assets		(32)	2	(53)	6
(Gain) loss from termination of operations of intangible assets		-	(1)	(1)	(55)
Loss for impairment of intangible assets	15	-	-	16	-
Other		(2,271)	291	(2,059)	480
CHANGE IN ASSETS AND LIABILITIES		15,518	(21,027)	(28,358)	(54,453)
(Increase) decrease in interbank deposits		5,047	(7,982)	(514)	(15,713)
(Increase) decrease in securities purchased under agreements to resell		17,048	3,445	(7,792)	20,659
(Increase) decrease in compulsory deposits with the Central Bank of Brazil		(5,456)	(4,150)	(11,528)	(48,284)
(Increase) decrease in financial assets held for trading		2,540	(9,200)	2,141	(13,210)
(Increase) decrease in derivatives (assets/liabilities)		863	(628)	159	(1,091)
(Increase) decrease in financial assets designated at fair value		28	247	130	(86)
(Increase) decrease in loan operations		(20,891)	(18,644)	(51,296)	(45,282)
(Increase) decrease in other financial assets		324	(5,277)	3,328	(6,692)
(Increase) decrease in other tax assets		(648)	360	1,942	3,542
(Increase) decrease in other assets		182	684	489	(309)
(Decrease) increase in deposits		9,801	5,479	16,731	4,475
(Decrease) increase in deposits received under securities repurchase agreements		(2,326)	(1,896)	(4,094)	23,742
(Decrease) increase in financial liabilities held for trading		1,699	353	1,091	446
(Decrease) increase in funds from interbank markets		9,750	6,839	20,544	11,063
(Decrease) increase in other financial liabilities		(11)	3,956	(4,428)	5,198
(Decrease) increase in technical reserve for insurance and private pension		1,554	142	1,754	(135)
(Decrease) increase in liabilities for capitalization plans		199	185	582	546
(Decrease) increase in provisions		(111)	1,246	(220)	7
(Decrease) increase in tax liabilities		1,777	1,422	(1,480)	2,584
(Decrease) increase in other liabilities		(5,092)	2,830	7,030	6,214
Payment of income tax and social contribution		(759)	(438)	(2,927)	(2,127)
NET CASH FROM (USED IN) OPERATING ACTIVITIES		22,033	(12,467)	1,314	(26,655)
Interest on capital/dividends received from investments in unconsolidated companies		33	14	48	75
Cash received from sale of available-for-sale securities		6,177	1,690	28,356	11,574
Cash received from sale of held-to-maturity securities		222	88	558	193
Cash upon sale of assets held for sale		25	270	128	295
Cash upon sale of fixed assets	14	81	8	167	32
Termination of contracts of intangible assets	15	24	4	30	126
Purchase of available-for-sale securities		(7,295)	(4,178)	(23,940)	(10,339)
Purchase of held-to-maturity securities		-	(47)	(123)	(515)
Purchase of investments		-	-	-	(1)
Purchase of fixed assets	14	(419)	(596)	(1,124)	(1,292)
Purchase of intangible assets	15	(384)	(122)	(1,116)	(255)
NET CASH FROM (USED IN) INVESTMENT ACTIVITIES		(1,536)	(2,869)	2,984	(107)
Funding from institutional markets		2,934	6,858	11,558	12,345
Redemption in institutional markets		(3,442)	(18)	(8,254)	(391)
Change in non-controlling interests		(95)	31	(318)	149
Granting of stock options – exercised options		78	187	233	304
Granting of options recognized		(745)	-	(1,303)	-
Dividends and interest on capital paid to non-controlling interests		(286)	(335)	(614)	(705)
Dividends and interest on capital paid		(1,385)	(1,281)	(4,426)	(4,152)
NET CASH FROM (USED IN) FINANCING ACTIVITIES		(2,941)	5,442	(3,124)	7,550

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2.4c and 3	17,556	(9,894)	1,174	(19,212)

Cash and cash equivalents at the beginning of the period		28,999	63,256	45,609	72,652
Effects of changes in exchange rates on cash and cash equivalents		2,156	(363)	1,928	(441)
Cash and cash equivalents at the end of the period	3	48,711	52,999	48,711	52,999
Additional information on cash flow
Interest received		27,146	18,120	73,443	57,741
Interest paid		13,591	8,274	35,097	19,939
Non-cash transactions
Loans transferred to assets held for sale		1	4	4	65
Dividends and interest on capital declared and not yet paid		819	1,862	819	1,862
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Notes to the Consolidated Financial Statements
At September 30, 2011 and December 31, 2010 for balance sheet accounts and from July 1 to September 30 and January 1 to September 30, 2011 and 2010 for income statement accounts
(In millions of Reais, except information per share)

NOTE 01 – OVERVIEW

Itaú Unibanco Holding S.A. (“we” or “Itaú Unibanco Holding” are references to Itaú Unibanco Holding S.A. and their subsidiaries and affiliates) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of Itaú Unibanco Holding is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, Brazil.

Itaú Unibanco Holding provides, directly or through its subsidiaries, a wide range of credit and other financial services to a diverse customer base of individuals and companies in and outside Brazil, Brazilian-related and non-related customers, through their international branches, subsidiaries and affiliates. Such services are offered in Brazil to retail customers through the branch network of Itaú Unibanco S. A. (“Itaú Unibanco”) and to wholesale customers through Banco Itaú BBA S.A. (“Itaú BBA”), and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries mainly in Argentina, Chile, Uruguay, Paraguay, Cayman Islands, and Europe (Portugal and Luxembourg).

Itaú Unibanco Holding is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which holds 51% of our common shares, and which is  jointly controlled by (i) Itaúsa – Investimentos Itaú S.A.(“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) E.Johnston Representação e Participações S.A.(“E.Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of our common shares.

As described in Note 33, the operations of Ítaú Unibanco Holding are divided into four operating and reportable segments: (1) Commercial Bank which offers a wide range of banking services for individuals (retail, under several areas specialized in distribution and under several brands, such as Uniclass, Personnalité or Private Bank) and for companies  (very small, small and medium-sized companies), including services such as asset management, investor services, insurance, private pension plans, capitalization plans, and credit cards issued to account holders; (2) Itaú BBA, which offers wholesale products and services to large companies, as well as investment bank activities; (3) Consumer Credit, which offers basically products and services to non-account holders, such as vehicle financing, credit card transactions and consumer financing, and (4) Corporation and Treasury, which generates interest income associated with capital surplus, subordinated debt surplus and the results of certain treasury activities, carry forwards of the net balance of deferred tax assets and liabilities, the net interest income from the negotiation of financial assets through proprietary positions, from the management of currency gaps, and rate gaps and from other risk factors, from arbitrage opportunities in the foreign and domestic markets, and from the effect of mark to market of financial assets.

NOTE 02 – SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1 BASIS OF PREPARATION

These consolidated financial statements of Itaú Unibanco Holding were prepared taking into consideration what is set out in the National Monetary Council (CMN) Resolution No. 3,786, established that from December 31, 2010, annual consolidated financial statements shall be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB), based on a Portuguese language translation issued by a Brazilian entity recognized by the International Accounting Standards Committee Foundation (IASC).

For the purposes of the accompanying financial statements, Itaú Unibanco Holding elected January 1, 2010 (the “transition date”) as the date of transition from the accounting practices adopted in Brazil (“BRGAAP”) to IFRS. BRGAAP has been defined as the previous accounting practice (“Prior GAAP”), for purposes of IFRS 1 – “First-time adoption of International Financial Reporting Standards”. Such adoption followed the provisions of BACEN Circular Letter No. 3,435.

These consolidated financial statements have been presented following the accounting practices described in this note.

In the preparation of these consolidated financial statements, Itaú Unibanco Holding adopted the criteria for recognition, measurement and disclosure established in the IFRS pronouncements issued by the IASB, and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC) described in this note. For this reason, these consolidated financial statements include references to the IFRS, the pronouncements issued by the IASB, and to the interpretations issued by the IFRIC. However, these consolidated financial statements do not represent the first complete IFRS financial statement because they do not present consolidated financial statements for a full twelve-month period.

The reconciliation between stockholders’ equity under BRGAAP, defined as the Prior GAAP, and IFRS at the transition date is presented in Note 2.5 together with a description of the applicable exemptions and the mandatory exceptions, as defined by the IFRS 1.

IFRS 1 is applied when an entity adopts the IFRS in the preparation of its annual financial statements for the first time, with an explicit and unreserved statements of compliance with the IFRS. In general, IFRS 1 requires the entity to comply with each IFRS accounting standard effective at the date of preparation of its first IFRS consolidated financial statement. In these consolidated financial statements presented for the special purpose of providing additional information to the market aligned with the provisions set out in Resolution No. 3,786, and that do not represent the first IFRS consolidated financial statements, Itaú Unibanco Holding has applied the transition date January 1, 2010.

IFRS 1 grants exemptions that provide limited relief from requirements in specific areas in which the cost of producing information could exceed the benefits of users of financial statements. In addition, IFRS 1 also prohibits the retrospective application of certain standards or criteria to certain areas, particularly those in which the retrospective application could require management to exercise judgment over conditions that did not exist at the time the transactions were made.

The summary of the IFRS1 applicable exemptions and of the exceptions adopted by the Management in the preparation of these consolidated financial statements is presented in Note 2.5.

2.2 PRONOUNCEMENTS, CHANGES AND INTERPRETATIONS EFFECTIVE ON JANUARY 1, 2011 OR LATER

The following pronouncements shall enter into effect for periods after the date of these consolidated financial statements and were not early adopted:

•
Amendment to IFRIC 14 – IAS 19 – “The limit on a defined benefit asset, minimum funding requirements and their interaction” – removes an unintentional consequence of IFRIC 14 related to spontaneous prepayment of pension plans when there is a minimum funding requirement. Itaú Unibanco Holding does not expect that this change have significant impact on its consolidated financial statements.

•
IFRS 9 – “Financial instruments” – the pronouncement is the first step in the process for replacing the IAS 39 - “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets, and it is expected to affect the accounting for financial instruments of Itaú Unibanco Holding. It is not effective before January 1, 2013, and IASB permits its early adoption. However, early adoption is not available in Brazil, as CMN, through Resolution No. 3,853, established that the early adoption of pronouncements issued by IASB is conditional upon a specific approval issued by BACEN.

•
IFRS 10 – “Consolidated financial statements” – the pronouncement changes the current principle, identifying the concept of control as a determining fact of when an entity should be consolidated. IFRS 10 provides additional guidance to assist in the establishment of control in certain cases in which there is difficulty. It is not effective until January 1, 2013. We are analyzing possible impacts of the adoption of this standard.

•
IFRS 11 – “Joint Arrangements” – The pronouncement provides a more realistic approach for “Joint Arrangements” analyses, more focused on the rights and obligations of the arrangements than on legal form. IFRS 11 divides the Joint Arrangements into two types: “Joint Operations” and “Joint Ventures”, in accordance with the rights and obligations of the parties. For investments in Joint Ventures, proportionate consolidation is no longer permitted. It is not effective until January 1, 2013. We are analyzing possible impacts in the adoption of this standard.

•
IFRS 12 – “Disclosures of interests in other entities” – The pronouncement includes new requirements for disclosure of all types of investments in other entities, such as Joint Arrangements, associates and special purpose vehicles. It is not effective until January 1, 2013. We are analyzing possible impacts in the adoption of this standard.

•
IFRS 13 – “Fair Value Measurement” – The purpose of this pronouncement is a better alignment between IFRS and USGAAP, increasing consistency and reducing the complexity of the disclosures by using accurate definitions of fair value. It is not effective until January 1, 2013. We are analyzing possible impacts in the adoption of this standard.

•
IAS 19 – “Employee Benefits” – IASB made several changes to IAS 19 as regards the recognition and measurement of expenses for defined benefits to employees, benefit discontinuity and the disclosure of all the benefits to employees. The changes are not effective until January 1, 2013. We are analyzing possible impacts in the adoption of these changes to the standard.

2.3 ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

All estimates and assumptions made by Management are in accordance with IFRS and the current best estimates made in conformity with the applicable rule. Estimates and judgments are evaluated on an ongoing basis, considering past experience and other factors.

The consolidated financial statements use a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Allowance for loan losses

Itaú Unibanco Holding periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment on its operations.

In order to determine the amount of the allowance for loans losses in the consolidated statements of income with respect to certain receivables or group of receivables, Itaú Unibanco Holding exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in relation to the expected cash inflows from counterparty or the existence of a change in local or international economic conditions that correlates with impairment. Management uses estimates based on the history of loss experience in operations with similar characteristics and with similar objective evidence on impairment. The methodology and assumptions used for estimating the amount and timing of future cash flows are regularly reviewed in order to reduce differences between estimates and actual losses.

The carrying amount of the allowance at September 30, 2011 amounted to R$ 22,723 (R$ 19,994 at December 31, 2010).

If the present value of the estimated cash flows presented a positive or negative variation of 1%, the allowance for loan losses would be increased or decreased by approximately R$ 3,130 and R$ 2,755 at September 30, 2011 and December 31, 2010, respectively.

The details on methodology and assumptions made by the Management are disclosed in note 2.4(f) (VIII).

b)	Deferred income tax and social contribution

As explained in item 2.4(m), deferred tax assets are recognized only in relation to temporary differences and loss carryforwards to the extent that it is probable that Itaú Unibanco Holding will generate future taxable profit against which deferred tax assets can be utilized. The expected realization of Itaú Unibanco Holding’s tax asset is based on projection of future revenue and other technical studies, as disclosed in Note 26. The carrying amount of deferred tax assets at September 30, 2011 is R$ 29.222 (R$ 25,668 at December 31, 2010).

c)	Fair value of financial instruments, including derivatives

Financial instruments recorded at fair value at September 30, 2011 are assets amounting to R$ 170,329 (R$ 168,119 at December 31, 2010) of which R$ 13,110 are derivatives (R$ 7,777 at December 31, 2010) and liabilities in the amount of R$ 13,590 (R$ 7,006 at December 31, 2010) of which R$ 11,164 are derivatives (R$ 5,671 at December 31, 2010)). The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques. Itaú Unibanco Holding uses its judgment to be used in such calculation. These assumptions are mainly based on information and market conditions existing at the balance sheet date.

Itaú Unibanco Holding ranks the fair value measurements using a fair value hierarchy that reflects the significance of inputs adopted in the measurement process. There are three broad levels related to the fair value hierarchy, detailed in Note 30.

Itaú Unibanco Holding believes that all methodologies adopted are adequate and consistent with the market players. Regardless of this fact, the adoption of other methodologies or use of different presumptions to estimate fair value may result in different fair value estimates.

The methodologies used to estimate fair values of certain financial instruments are described in Note 30.

d)	Defined benefit pension plan

At September 30, 2010, an amount of R$ 321 (R$ 244 at December 31, 2010) was recognized as defined benefit asset in relation to an pension plans. The current amount of defined benefit pension plan obligations is obtained by actuarial calculations that use a variety of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan liabilities.

Itaú Unibanco Holding determines the appropriate discount rate at the end of each year, and it is used for determining the present value of estimated future cash outflows, which shall be necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, Itaú Unibanco Holding considers the interest rates of the Brazilian federal government bonds that are denominated in Reais, the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related liabilities.

Should the discount rate used present a reduction of 0.5% regarding current Management’s estimates, the actuarial amount of the pension plan obligations would be increased by R$ 500.

Other assumptions important for pension plan obligations are in part based on current market conditions. Additional information is disclosed in Note 28.

e)	Contingent liabilities

Itaú Unibanco Holding periodically reviews its contingencies. These contingencies are evaluated based on the Management’s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources are required to settle the obligations and amounts may be reasonably estimated.

For the contingencies classified as “Probable losses”, provisions are recognized in Balance Sheet under “Provisions”.

Contingent amounts are measured using models and criteria to measure them properly, despite the uncertainty surrounding the ultimate timing and amounts to be, as detailed in Note 31.

The carrying amount of these contingencies at September 30, 2011 is R$ 15,575 (R$ 14,390 at December 31, 2010).

f)	Technical provision for insurance and pension plan

Technical provisions are liabilities arising from obligations of the company to its policyholders and participants. These obligations may be short-term liabilities (property insurance) or medium or long-term liabilities (life insurance and pension plans).

The determination of the actuarial liability depends on several uncertainties inherent in the coverage of  insurance and pension contracts, such as the assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency of claims, severity, conversion into income, redemptions and return on assets.

The estimates for these assumptions are based on the company’s historical experience, market benchmarks and experience of the actuary, aiming at the convergence to the best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

2.4 SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)	CONSOLIDATION AND PROPORTIONATE CONSOLIDATION

I-	Subsidiaries

In accordance with IAS 27 – “Consolidated and Separate Financial Statements”, subsidiaries are entities in which Itaú Unibanco Holding has the power to govern the financial and operating policies so as to obtain benefits from its activities, and normally holds more than 50% of the voting capital.

II-	Special Purpose Entities (SPEs)

In accordance with SIC 12 – “Consolidation – Special Purpose Entities”, we consolidate special purpose entities, when the substance of the relationship between Itaú Unibanco Holding and the SPEs indicates that the SPEs are controlled by Itaú Unibanco Holding. The following circumstances may show evidence on control:

•
In substance, the activities of the SPEs are being conducted on behalf of Itaú Unibanco Holding, according to its specific business needs so that Itaú Unibanco Holding obtains benefits from their operations;

•	In substance, Itaú Unibanco Holding has the decision-making powers to obtain the majority of the benefits of the activities of SPEs or Itaú Unibanco Holding has power to delegate such powers;

•	In substance, Itaú Unibanco Holding has rights to obtain the majority of the benefits of the SPEs and therefore may be exposed to risks incident to their activities; or

•	In substance, Itaú Unibanco Holding retains the majority of the residual risks related to the SPEs or their assets in order to obtain benefits from their activities.

III-	Joint Ventures

IAS 31 – “Interests in Joint Ventures”, defines joint ventures as entities jointly controlled by two or more not related entities (venturers). Joint ventures include contractual agreements in which two or more entities have joint control over entities or over operations or over assets, so that the strategic financial and operating decisions that affect them require the unanimous decision of venturers.

Also in accordance with IAS 31, the accounting treatment for investments in joint ventures can be proportionate consolidation or the equity method. Itaú Unibanco Holding opted for proportionate consolidation.

The following table shows the main consolidated subsidiaries and joint ventures proportionally consolidated, as well as the interests of Itaú Unibanco Holding in their voting capital at September 30, 2011 and December 31, 2010:

Subsidiaries	Incorporation country	Activity	Interest in voting capital at 09/30/2011	Interest in voting capital at 12/31/2010
Banco Dibens S.A.	Brazil	Bank	100.00%	100.00%
Banco Fiat S.A.	Brazil	Bank	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentina	Bank	100.00%	100.00%
Banco Itaú BBA S.A.	Brazil	Bank	99.99%	99.99%
Banco Itaú Chile	Chile	Bank	99.99%	99.99%
Banco Itaú Europa Luxembourg S.A.	Luxembourg	Bank	99.99%	99.99%
Banco Itaú Europa, S.A.	Portugal	Bank	99.99%	99.99%
Banco Itaú Paraguay S.A.	Paraguay	Bank	99.99%	99.99%
Banco Itaú Uruguay S.A.	Uruguay	Bank	100.00%	100.00%
Banco Itaucard S.A.	Brazil	Bank	100.00%	100.00%
Banco Itaucred Financiamentos S.A.	Brazil	Bank	100.00%	100.00%
Banco Itauleasing S.A.	Brazil	Bank	100.00%	100.00%
BIU Participações S.A.	Brazil	Holding of non-financial institutions	66.15%	66.15%
Cia. Itaú de Capitalização	Brazil	Capitalization	99.99%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	Lease	100.00%	100.00%
Fiat Administradora de Consórcios Ltda.	Brazil	Consortia administrator	99.99%	99.99%
Hipercard Banco Múltiplo S.A.	Brazil	Bank	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.	Brazil	Consortia administrator	100.00%	99.99%
Itaú Ásia Securities Ltd	Hong Kong	Broker	100.00%	100.00%
Itau Bank, Ltd.	Cayman Islands	Bank	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros	Brazil	Securitization company	100.00%	99.99%
Itaú Corretora de Valores S.A.	Brazil	Broker	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	Dealer	100.00%	100.00%
Itaú Japan Asset Management Limited	Japan	Asset management	100.00%	100.00%
Itaú Middle East Securities Limited	United Arab Emirates	Broker	100.00%	100.00%
Itaú Seguros S.A.	Brazil	Insurance	100.00%	100.00%
Itaú Unibanco S.A.	Brazil	Bank	100.00%	100.00%
Itaú USA Securities, INC.	United States	Broker	100.00%	100.00%
Itaú Vida e Previdência S.A.	Brazil	Pension Plan	100.00%	100.00%
Orbitall Serviços e Processamento de Informações Comerciais S.A.	Brazil	Technology services	99.99%	99.99%
Redecard S.A.	Brazil	Card administrator	50.01%	50.01%
Unibanco Cayman Bank Ltd.	Cayman Islands	Bank	100.00%	100.00%
Unibanco Participações Societárias S.A.	Brazil	Holding	100.00%	100.00%

Joint Ventures
Banco Investcred Unibanco S.A.	Brazil	Bank	50.00%	50.00%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Brazil	Consumer finance company	50.00%	50.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	Consumer finance company	50.00%	50.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	Brazil	Consumer finance company	50.00%	50.00%

Other information

The table below shows amounts included in the consolidated balance sheets and statements of income for jointly-controlled entities proportionally consolidated by Itaú Unibanco Holding (Joint Ventures):

	9/30/2011	12/31/2010
Current assets	3,693	4,143
Non-current assets	126	430
Total assets	3,819	4,573
Current liabilities	3,176	3,734
Non-current liabilities	3	46
Total liabilities	3,179	3,780
Total income	1,181	1,467
Total expenses	(1,164)	(1,348)

ITAÚ UNIBANCO HOLDING is required to maintain minimum regulatory capital in these joint ventures.

b)	FOREIGN CURRENCY TRANSLATION

I-	Functional and presentation currency

The consolidated financial statements of Itaú Unibanco Holding are presented in Reais, which is its functional currency and the presentation currency of these consolidated financial statements. For each subsidiary, joint venture and investment in an unconsolidated company, Itaú Unibanco Holding defined the functional currency.

IAS 21 – “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which the entity operates. If the indicators are mixed and the functional currency is not obvious, Management has to use its judgment to determine the functional currency that most faithfully represents the economic effects of the entity’s operations, focusing on the currency that mainly influences the pricing of transactions. Additional indicators are the currency in which financing or in which funds from operating activities are generated or received, as well as the nature of activities and the extent of transactions between the foreign subsidiaries and the other entities of the consolidated group.

The assets and liabilities of subsidiaries with functional currency other than the Real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from translation are recorded in Other Comprehensive Income and accumulated in equity as Cumulative translation adjustments.

II-	Foreign currency transactions

Foreign currency transactions are translated as the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statement of Income under “Foreign exchange operations and foreign exchange gains/losses” and amounts to R$ 1,942 for the period January 1 to September 30, 2011 (R$ (565) for the period January 1 to September 30, 2010).

In case of changes in the fair value of monetary assets denominated in foreign currency classified into available for sale, the exchange differences resulting from a change in the amortized cost of the instrument shall be separated from all other changes in the carrying amount of the instrument. The exchange differences resulting from a change in the amortized cost of the instrument are recognized in income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in Other Comprehensive Income until derecognition or impairment.

c)	CASH AND CASH EQUIVALENTS

Itaú Unibanco Holding defines cash and cash equivalents as cash and current accounts in banks (included in the heading Cash and deposits on demand of the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 03.

d)	INTERBANK DEPOSITS

Itaú Unibanco Holding presents its interbank deposits in the balance sheet initially at fair value and subsequently at the amortized cost using the effective interest method as detailed in Note 2.4.(f)(vi).

e)	SALES WITH REPURCHASE AGREEMENT AND PURCHASES WITH RESALE AGREEMENT

Itaú Unibanco Holding has purchase transactions with resale agreements (“resale agreements”), and sale transactions with repurchase agreement ("repurchase agreements") of financial assets. Resale and repurchase agreements are accounted for under “securities purchased under agreements to resell” and “securities sold under repurchase agreements”, respectively.

The amounts invested in resale agreement transactions and raised in repurchase agreement transactions are recognized initially in the balance sheet at the amount advanced or raised, and subsequently measured at amortized cost. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest method. Interest earned on resale agreement transactions and incurred in repurchase agreement transactions is recognized in “Interest and similar income” and “Interest and similar expense”, respectively.

The financial assets accepted as collateral in our resale agreements can be used, if provided for in the agreements, as collateral of our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. We strictly monitor the fair value of financial assets received as collateral under our resale agreements and adjust the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the consolidated financial statements. When the counterparty has the right to sell or repledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets labeled as “Pledged as collateral”.

f)	FINANCIAL ASSETS AND LIABILITIES

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the Balance Sheet and measured based on the category in which the instrument is classified.

Financial assets and liabilities can be classified into the following categories:

•	Financial assets and liabilities at fair value through profit or loss - held for trading;
•	Financial assets and liabilities at fair value through profit or loss – designated at fair value;
•	Available-for-sale financial assets;
•	Held-to-maturity investments;
•	Loans and receivables;
•	Financial liabilities at amortized cost.

The classification depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of its financial instruments at initial recognition.
Itaú Unibanco Holding classified financial instruments into classes that reflect the nature and characteristics of these financial instruments.

Itaú Unibanco classifies as loans and receivables the following classes of balance sheet headings: Cash and deposits on demand, Central Bank compulsory deposits, Interbank deposits (Notes 2.4(d)), Securities purchased under agreement to resell (Notes 2.4(e)), Loan operations  (Notes 2.4(f)(vi)) and Other financial assets (Notes 2.4(f)(ix)).

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when Itaú Unibanco Holding has transferred substantially all risks and rewards of ownership, and such transfer does not qualify for derecognition, according to the requirements of IAS 39. Therefore, if the risks and rewards were not substantially transferred, Itaú Unibanco Holding shall evaluate the control in order to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial liabilities are derecognized when discharged or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet solely when there is a legally enforceable right to offset the recognized amounts and there is intention to settle them in a net basis, or simultaneously carrying out the realization of the asset and settlement of the liability.

I-	Financial assets and liabilities at fair value through profit or loss - held for trading

These are assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of short-term sales. Derivatives are also classified into held for trading except for those designated and effective as hedging instruments. Itaú Unibanco Holding discloses derivatives in a separate line in the consolidated balance sheet (see item III below).

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the Consolidated Statement of Income. Gains and losses arising from changes in fair value are directly included in the Consolidated Statement of Income under “Net gain (loss) from financial assets and liabilities”. Interest income and expenses are recognized in “Interest and similar income” and “Interest and similar expense”, respectively.

II-	Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). This designation cannot be subsequently changed. In accordance with IAS 39, the fair value option can only be applied when it reduces or eliminates an accounting mismatch when financial instruments are part of a portfolio which risk is managed and reported to Management based on its fair value or, when these instruments consist of debt hosts and embedded derivative that shall otherwise be separated.

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the Consolidated Statement of Income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under “Net gain (loss) from financial assets and liabilities – Financial assets and liabilities designated at fair value through profit or loss. Interest income and expenses are recognized in “Income and Similar Income” and “Interest and Similar expense”, respectively.

Itaú Unibanco Holding designated certain assets at fair value through profit or loss upon its initial recognition, because they are reported to management and their performance is daily evaluated based on their fair value.

III-	Derivatives

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in the heading “Net gain (loss) from financial assets and liabilities – Financial assets and liabilities held for trading and derivatives” - except when Itaú Unibanco designates these hybrid contracts as a whole as designated fair value through profit or loss.

Derivatives can be designated and can qualify as hedging instruments under hedge accounting and, in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria are recognized as accounting hedges.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions should be met:

•	at the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge;
•
the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, consistently with the originally documented risk management strategy for that particular hedging relationship;

•
for cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss;

•
the effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured; and

•	the hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge and hedge of net investments in foreign operations.

Itaú Unibanco uses derivatives as hedge instruments in cash flow hedge strategies and hedges of net investments in foreign operations, as detailed in Note 8.

Cash flow hedge

For derivatives that are designated as and qualify for cash flow hedge, the effective portion of derivative gains or losses is recognized in “Other Comprehensive Income – Gains and Losses – Cash Flow Hedge”, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represent the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other Comprehensive Income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

If the hedge relationship no longer meets the effectiveness requirements, the cumulative gain or loss recognized in Other Comprehensive Income is recognized in income as a reclassification from cumulative comprehensive income. If it is probable that a forecast transaction will no longer occur according to the original strategy, any amount related to the derivative recognized in stockholders’ equity is immediately recognized in income as a reclassification from other comprehensive income.

“Hedge” of net investments in foreign operations

Hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment is accounted for in a way similar to cash flow hedge:

a)	the portion of gain or loss on the hedge instrument determined as the effective hedge is recognized in Other Comprehensive Income; and

b)	the ineffective portion is recognized in the statement of income for the period.

Gains or losses on the hedge instrument related to the effective portion of the hedge which is recognized in Other Comprehensive Income is reclassified from Stockholders' equity to Income for the period as a reclassification adjustment in the disposal or partial disposal of the investment in the foreign operation.

IV -         Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available for sale when, in the management’s judgment, they can be sold in response to or in anticipation of changes in market conditions, and when they were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, which initially consists of the amount paid, including any transaction costs. Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other Comprehensive Income. Interest rates, including the amortization of premiums and discounts, are recognized in the Consolidated Statement of Income under “Interest and similar income”. The average cost is used to determine the realized gains and losses on disposal of available-for-sale financial assets, which are recorded in the Consolidated Statement of Income under “Net gain (loss) from financial assets and liabilities – available-for sale financial assets”. Dividends on available-for-sale assets are recognized in the Consolidated Statement of Income as “Dividend Income” when Itaú Unibanco Holding is entitled to receive such dividends, and inflow of economic benefits is probable.

Itaú Unibanco Holding assesses at each Balance Sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is an evidence of impairment, resulting in the recognition of an impairment loss. If any impairment evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income, is recognized in the consolidated statement of income as a reclassification adjustment from other comprehensive income.

Impairment losses recognized in the Consolidated Statement of Income on equity instruments are not reversed through the statement of income. However, if in a subsequent period the fair value of a debt instrument classified into available-for-sale financial asset increases and such increase can be objectively related to an event occurred after the loss recognition, such loss is reversed through the statement of income.

V-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into held to maturity category are non-derivative financial assets that Itaú Unibanco Holding’s management has the positive intention and ability to hold to maturity.

These assets are initially recognized at fair value, which is the amount paid including the transaction costs, and subsequently measured at amortized cost, using the effective interest rate (as detailed in item VI below). Interest income, including the amortization of premiums and discounts, is recognized in the Consolidated Statement of Income under Interest and Similar Income”.

When there is impairment of held-to-maturity financial assets, the loss is recorded as a reduction in the carrying amount and recognized in the consolidated statement of income. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the loss was recognized, the previously recognized loss is reversed. The reversal amount is also recognized in the Consolidated Statement of Income.

VI-	Loan operations

Loan operations are initially recognized at fair value, which is the amount to originate or purchase them, including transaction costs and subsequently measured at amortized cost using the effective interest method.

The effective interest rate is a method of calculating the amortized cost of financial asset or liability and of allocating the interest income or expense over the relevant period. The effective interest rate is the discount rate that is applied to future payments or receipts through the expected life of the financial instrument that results in an amount equal to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, Itaú Unibanco Holding estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

The process we use for the identification of the portfolio segments and classes of financial receivables is based on the management and monitoring of credit risk. Specific business areas are responsible for one class and each area is responsible for the risk level assumed in credit granting. For each portfolio segment (which may be comprised of more than one financial receivables class), the responsibility for measuring the allowance for loan losses is allocated at a corporate level (independent from the business areas). We also monitor the performance of each portfolio per segment on a centralized basis.

Our Individuals segment consists primarily of vehicle financing to individuals, credit card, personal loans (including mainly consumer credit and overdrafts) and real estate loans. Our Corporate portfolio includes loans made to large corporate clients. Our Small and Medium Businesses Portfolio corresponds to loans to a variety of clients from small to medium-sized companies. Our segment  of loans to Latin America is mainly comprised of loans granted to individuals in Argentina, Chile, Paraguay and Uruguay.

At a corporate level, we have two areas (independent from the business areas): the credit risk area and the finance area, which are responsible for defining the methodologies used to measure the allowance for loan losses and regularly assess the changes in the allowance for loan losses.

The credit risk area and the finance area, at the corporate level, monitor the trends observed in the allowance for loan losses per segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing the trends at a detailed level within each segment and for understanding the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

VII -   Lease operations (as lessor)

When assets are subject to a financial lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan Operations.

Initial direct costs when incurred by Itaú Unibanco Holding are included in the initial measurement of lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and  legal fees.

The recognition of interest income reflects a constant return rate on the net investment of Itaú Unibanco Holding and is recognized in the consolidated statement of income under “Interest and similar income”.

VIII.	Allowance for loan losses

Itaú Unibanco Holding periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan losses is recognize that has been recorded for probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan losses includes management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by management.

The criteria adopted by Itaú Unibanco Holding for determining whether there is objective evidence of impairment include the following:

•	default in principal or interest payment;
•
financial difficulties of the debtor and other objective evidence that result in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained by systems adopted to monitor credit, particularly for retail portfolios);

•	breach of loan clauses or terms;
•	entering into bankruptcy;
•	loss of competitive position of the issuer;

The period estimated between the loss event and its identification is defined by Management for each identified portfolio of similar receivables. In general, the periods adopted by Management are of twelve months, considering that the observed period for homogenous receivables portfolios vary, depending upon the specific portfolio, between nine and twelve months. Management opted for adopting the twelve-month period as being the most relevant, and the period between the loss events identifications for receivables individually tested for impairment has been estimated as twelve months, considering the review cycle of each receivable.

Itaú Unibanco Holding first assesses whether objective evidence of impairment exists individually for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, we use methodologies that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and such group is collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The calculation of the present value of the estimated future cash flows for which there is a collateral reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, we classify these loans into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models may be reviewed and modified by our Corporate Credit Committee, the members of which are executives and experts in corporate credit risk. We estimate inherent losses for each rating category considering an internally developed approach for low-default portfolios, which uses our historical experience over the most recent years to build internal models, used both to estimate the PD (probability of default) and to estimate the LGD (loss given default).

To determine the amount of the allowance for individually non-significant receivables loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

The methodology used to measure allowance for loan losses among was internally developed by our credit risk and finance areas at the corporate level. Among those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each of the portfolio segments: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses and Foreign Units Latin America.   Each of the four segments responsible for defining the methodology to measure the allowance for loan losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group at the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four segments.
This methodology is based on two components to determine the amount of the allowance: the probability of default by the client or counterparty (PD), and the potential and expected timing for recovery on defaulted credits (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are updated regularly for changes in economic and business conditions.

Considering the different characteristics of the loans at each of the four segments (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four segments. Management believes that the fact that different areas focus on each of the four segments results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio segment in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•
Corporate (with no objective evidence of impairment) - Factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the company’s financial statements and the information obtained through frequent contacts with company’s officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to corporate credit portfolio outside Brazil.

•	Individuals – Factors considered and inputs used are mainly the history of the customer relationship with us and information available through credit bureaus (negative information).

•
Small and Medium Businesses – Factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the company’s revenues, industry expertise and information about its shareholders and officers, among others.

•
Foreign Units – Latin America - Considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.”

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of income under “Expense for allowance for loan losses”.

When a loan is uncollectible, it is written off in the balance sheet under Allowance for loan losses. Loans are written off 360 days after they are past due or 540 days in the case of loans with original maturities over 36 months.

Loans which terms were renegotiated are not considered in default, but as new loans. In subsequent periods, the asset is considered a non-performing loan, and disclosed as non-performing loan, when the renegotiated terms are not met.

IX-      Other financial assets

Itaú Unibanco Holding presents these assets in its balance sheet initially at fair value and subsequently at the amortized cost using the effective interest method.

Interest income is recognized in the consolidated statement of income under “interest and similar income”.

X-	Financial liabilities at amortized cost

The financial liabilities that are not classified into fair value through profit or loss are classified into this category and initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Interest expense is presented in consolidated statement of income under “Interest and similar expense”.

The following financial liabilities are presented in the Consolidated balance sheet and recognized at amortized cost:

•	Deposits. See Note 16;
•	Securities sold under repurchase agreements (as previously described in item (e) above);
•	Funds from interbank markets
•	Funds from institutional markets;
•	Liabilities for capitalization plans; and
•	Other financial liabilities. See Note 19b.

g)	INVESTMENTS IN UNCONSOLIDATED COMPANIES

Unconsolidated companies (the term we use for associates under IAS 38) are those companies in which the investor has significant influence, but does not have control. Significant influence is usually presumed to exist when an interest in voting capital from 20% to 50% is held. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for following the equity method. Investments in unconsolidated companies include the goodwill identified upon acquisition, net of any cumulative impairment loss.

The share of Itaú Unibanco Holding in profits or losses of its unconsolidated companies after acquisition is recognized in the consolidated statement of income, and its share of the changes in the reserves of corresponding stockholders’ equity of its unconsolidated companies is recognized in its reserves of the stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the share of Itaú Unibanco Holding of losses of an unconsolidated company is equal or above its interest in the unconsolidated company, including any other receivables, Itaú Unibanco Holding does not recognize additional losses, unless it had incurred any obligations or made payments on behalf of the unconsolidated company.

Unrealized profits on transactions between Itaú Unibanco Holding and its unconsolidated companies are eliminated to the extent of the interest of Itaú Unibanco Holding. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on unconsolidated companies were changed, when necessary, to ensure consistency with the policies adopted by Itaú Unibanco Holding.

If the interest in the unconsolidated company decreases, but Itaú Unibanco Holding retains significant influence, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified in Income, when appropriate.

Gains and losses from dilution arising from investments in unconsolidated companies are recognized in the Consolidated statement of income.

h)	LEASE COMMITMENTS (as lessee)

As a lessee, Itáu Unibanco Holding has finance and operating lease agreements.

Itaú Unibanco Holding leases certain fixed assets. Leases of fixed assets, in which Itaú Unibanco substantially holds all risks and rewards incidental to the ownership are classified as finance lease. They are capitalized on the commencement date of the leases at the lower of the fair value of the asset and the present value of the lease future minimum payments.

Each lease installment is allocated part to the liability and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. The corresponding obligations, net of future financial charges, are included in Other financial liabilities. The interest expense is recognized in the Consolidated statement of income over the lease term, to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Fixed assets acquired through finance lease are depreciated during the useful lives of assets.

Expenses with respect to transactions entered into by Itaú Unibanco Holding classified as operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of the lease.

When an operating lease is terminated before expiration of the lease term, any payment to be made to the lessor as a penalty is recognized as expense in the period when the termination occurs.

i)	FIXED ASSETS

In accordance with IAS 16 – “Property, plant and equipment”, fixed assets are recognized at the cost of acquisition less accumulated depreciation, calculated using the straight-line method and rates based on the estimated useful lives of these assets. Such rates are presented in Note 14.

The residual values and useful lives of assets are reviewed, and adjusted, if appropriate, at the end of each year.

Itaú Unibanco Holding reviews its assets in order to identify whether any indications of impairment exists. If such indications are found, fixed assets are tested for impairment. In accordance with IAS 36 – “Impairment of assets”, impairment losses are recognized as the difference between the carrying and recoverable amount of an asset (or group of asses), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an occasional impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment can be made at an individual asset level when the fair value less the cost to sell can be determined reliably. We did not have to recognize any impairment loss on fixed assets at September 30, 2011 and December 31, 2010.

Gains and losses on disposals of fixed assets are recognized in the consolidated statement of income under Other Income or General and administrative expenses.

j)	GOODWILL

In accordance with IFRS 3 (R) – “Business Combination”, goodwill represents the excess of the cost of an acquisition over the fair value of net identifiable assets and liabilities of the acquired entity at the date of acquisition. Goodwill is not amortized, but its recoverable amount is tested for impairment annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis of the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed. At September 30, 2011 and 2010, we did not have any goodwill balance in our consolidated financial statements.

Goodwill of unconsolidated companies is reported as part of investment in the consolidated balance sheet under Investments in Unconsolidated Companies, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

k)	INTANGIBLE ASSETS

Intangible assets are non-physical assets and include software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured and, in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but semiannually tested in order to identify any impairment.

Itaú Unibanco Holding semiannually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of impairment losses. If such indications are identified, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an occasional impairment, assets are grouped into the minimum level for which cash flows can be identified. The assessment can be made at an individual asset level when the fair value less its cost to sell can be determined reliably.

We recognize, in the period ended September 30, 2011, impairment losses related to Acquisition of rights to credit payroll and Rights for the promotion and offer of financial products and services, caused by rescissions of agreements and results below the projected ones in the amount of R$16. As provided for in IAS 38, Itaú Unibanco Holding chose the cost model to measure its intangible assets after its initial recognition.

l)	ASSETS HELD FOR SALE

Assets held for sale are recognized in the Consolidated balance sheet when they are actually foreclosed or there is intention to sell. These assets are initially recorded at their fair value.

Subsequent reductions in the carrying value of the asset are recorded as losses due to reductions in fair value less costs to sell, in the consolidated statement of income under general and administrative expenses. In the case of recovery of fair value less cost to sell, the recognized loss can be reversed.

m)	INCOME TAX AND SOCIAL CONTRIBUTION

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under “Tax assets – Income tax and social contribution credits” and “Tax liabilities – current”, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained by the differences between the tax bases of assets and liabilities and the amounts reported at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offset. Deferred tax assets and liabilities are recognized in the Balance Sheet under “Tax assets – income tax and social contribution – deferred” and “Tax liabilities – income tax and social contribution - deferred”, respectively.

Income tax and social contribution expense is recognized in the consolidated statement of income under “Income tax and social contribution”, except when it refers to items directly recognized in the other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in other comprehensive income and subsequently recognized in Income together with the recognition of the gain/loss originally deferred.

Changes in tax legislation and rates are recognized in the consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under “General and administrative expenses”.

Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the effective legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

09/30/2011
Income tax	15%
Additional income tax	10%
Social contribution	15%

n)	INSURANCE CONTRACTS

IFRS 4 – “Insurance contracts” defines insurance contract as contracts under which the issuer accepts a significant insurance risk from the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it.

Itaú Unibanco Holding, through its subsidiaries, issues contracts to clients that have insurance risks, financial risks or a combination of both. A contract under which Itaú Unibanco Holding accepts significant insurance risks from its clients and agrees to compensate them upon the occurrence of a specified uncertain future event is classified as an insurance contract. The insurance contract may also transfer a financial risk, but is accounted for as an insurance contract, should the insurance risk be significant.

Investment contracts are those that transfer a significant financial risk. Financial risk is the risk of a future change in one or more variables, such as interest rate, price of financial assets, price of commodities, foreign exchange rate, index of prices or rates, credit risk rating, credit index or other variable.

Investment contracts may be reclassified in insurance contracts after their initial classification should the insurance risk become significant.

Investment contracts with discretionary participation features are financial instruments, but they are treated as insurance contracts, as established by IFRS 4.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired.

Note 29 presents a detailed description of all products classified as insurance contracts.

Private pension plans

In accordance with IFRS 4, an insurance contract is one that exposes its issuer to a significant insurance risk. An insurance risk is significant only, and only if, the insured event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the inception date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees, and, therefore, the contract transfers the insurance risk to the issuer at the inception, and they are classified as insurance contracts.

The payment of additional benefits is considered significant in all scenarios with commercial substance, since survival of the beneficiary may exceed the survival estimates in the actuarial table used to define the benefit agreed in the contract. The option of conversion into a fixed amount to be paid for the life of the beneficiary is not available and all contracts give the right to the counterparty to choose a life annuity benefit.

Insurance premiums

Insurance premiums are recognized over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, Itaú Unibanco Holding recognizes an impairment charge, as described in Note 2.4f VlII.

Reinsurance

Reinsurance premiums are recognized in income over the same period in which the related insurance premiums are recognized in the statement of income.

In the ordinary course of business, Itaú Unibanco Holding reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we understand appropriate for each segment and product (after a study which considers size, experience, specificities and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses with the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income when incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under, “Change in reserves for insurance and private pension”.

Embedded derivatives

In certain cases, IFRS 4 requires that the entity separates the embedded derivatives related to insurance  contracts. However, Itaú Unibanco Holding did not identify derivatives embedded in the insurance contracts in force.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of its insurance liabilities in each reporting period through a minimum adequacy test. The liability adequacy test for IFRS was conducted by adopting the current actuarial assumptions for future cash flows of all insurance contracts in force on the balance sheet date.

As a result of this test, if the assessment had shown that the carrying amount of the insurance liabilities (less related deferred acquisition costs of contracts and related intangible assets) was lower than the estimated future cash flows, any identified deficiency (after recording the deferred acquisition costs and intangible assets related to deficit portfolios, in compliance with the accounting policy) would have to be recognized in income for the period. In order to perform the adequacy test, insurance contracts are grouped in portfolios that are broadly subject to similar risks and which risks are jointly managed as a single portfolio. The test covers property as well as life insurance and pension plan. The assumptions used to conduct the liability adequacy test are detailed in Note 29.

o)	CAPITALIZATION PLANS

Itaú Unibanco Holding sells capitalization certificates, in which clients deposit specific amounts, depending on the plan, which are redeemable at the original amount plus interest. Clients enter, during the term of the plan, into raffles of cash prizes.

While for regulatory purposes in Brazil they are regulated by the insurance regulator, these plans do not meet the definition of insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured by the difference between the amount deposited by the client and the amount that Itaú Holding has to reimburse.  We recognize as an expense the additional liability for cash prizes measured actuarially.

p)	EMPLOYEE BENEFITS

Itaú Unibanco Holding is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income under “General and administrative expenses”, when incurred. These contributions totaled R$ 1,056 for the period ended September 30, 2011 (R$ 1,043 as of September 30, 2010).

Additionally, Itaú Unibanco Holding also sponsors defined benefit plans and defined contribution plans, accounted for pursuant to IAS 19 – “Employee benefits”.

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to defined benefit plans corresponds to the present value of the defined benefit obligations on the date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian government securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

Actuarial gains and losses are fully recognized in income in the period in which they arise under “General and administrative expenses – Retirement plans and post-employment benefits”.

The following amounts are recognized in the consolidated statement of income:

•	The expected return on plan assets, and gains or losses corresponding to the difference between expected and actual returns;
•
Actuarial gains and losses that are defined as those that result from differences between the previous actuarial assumptions and what has actually occurred, and include the effects of changes in actuarial assumptions;

•	Current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;
•	Interest co1st - defined as the increase during the year in the present value of obligations arising from the passage of time.

In accordance with IAS 19, a curtailment is an event that significantly decreases the years of future service by current employees or that eliminates or reduces, for a significant number of employees, the qualification for benefits for all or part of future services. Settlement is a transaction in which an irrevocable action relieves the employer (or plan) of the primary responsibility for a pension or post-retirement benefit, and therefore eliminates significant risks related to the obligation and to the related assets.

A gain or loss in the curtailment of the plan is the sum of two elements: (a) the recognition in income of deferred past service cost associated with the years of service that no longer will have to be provided, and (b) the change in the projected benefit obligation. If the curtailment causes the reduction of the projected obligation, the result will be a curtailment gain. If the curtailment causes the increase of the projected obligation, the result will be a curtailment loss.

Upon the occurrence of a settlement, a gain or loss will be recognized.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by Itaú Unibanco Holding are recognized as expense when due.

Other post-employment benefit obligations

Certain companies merged by Itaú Unibanco Holding over the past few years used to sponsor post-employment healthcare benefit plans, and Itaú Unibanco Holding is committed as per the acquisition contracts to maintain such benefits over  specific periods. Such benefits are also accounted for in accordance with the IAS 19, in a manner similar to defined benefit plans.

q)	STOCK-BASED COMPENSATION

Stock-based compensation is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period for acquisition of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). The fulfillment of non-market vesting conditions is included in the presumptions about the number of options that are expected to be exercised. At the end of each period, the entity revises its estimates for the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the statement of income, with a corresponding adjustment to equity.

When the options are exercised, the company generally delivers treasury shares to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price over the option, the current price, the risk-free interest rate, the expected volatility of the share price on the option life.

All stock-based compensation plans established by Itaú Unibanco Holding correspond to plans that can be settled exclusively through the delivery of shares.

r)	FINANCIAL GUARANTEES

In accordance with IAS 39, the issuer of a financial guarantee contract has an obligation and should recognize it initially at its fair value. Subsequently, this obligation should be measured at:   (i) the amount initially recognized less accumulated amortization and (ii) the amount determined pursuant to IAS 37 – “Provisions, contingent liabilities and contingent assets”, whichever is higher.

Itaú Unibanco Holding recognizes the fair value of the guarantees issued in the consolidated balance sheet under “Other liabilities”. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under “Banking service fees”.

After issuance, if based on the best estimate, we conclude that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization of the guarantee, a provision is recognized for such amount.

s)	CONTINGENT ASSETS AND CONTINGENT LIABILITIES

These are assessed, recognized and disclosed in accordance with IAS 37. Contingent assets and contingent liabilities are rights and obligations arising from past events and which occurrence depends on future events.

Contingent assets are not recognized in the consolidated financial statements, except when the Management of Itaú Unibanco Holding understands that its realization is practically certain, and generally corresponds to lawsuits with favorable sentences in final and unappealable judgments and by the withdrawal of lawsuits as a result of a settlement payment having been collected or as a result of an agreement to offsetting with an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on the Management’s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources are required to settle the liabilities and the amounts of which may be estimated with reasonable safety.

Contingencies are classified as:

•	Probable: in which case liabilities are recognized in the consolidated balance sheet under Provisions;
•	Possible: in which case they are disclosed in the financial statements but no provision is recorded; and
•	Remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured through the use of models and criteria which allow its appropriate measurement even if there is uncertainty as to its ultimate timing and amount, and the criteria are detailed in Note 31.

The amount of escrow deposits is updated in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to the collectability or contractual limitations on the indemnified amount.

t)	CAPITAL

Common and preferred shares, which are considered common shares without voting rights for accounting purposes, are classified in Stockholders’ Equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ Equity as a deduction from the amount raised, net of taxes.

u)	TREASURY SHARES

Common and preferred shares repurchased are recorded in stockholders’ equity under “Treasury shares” at their average purchase price.

Treasury shares that are subsequently sold, such as those sold to grantees under our stock option plans, are recorded as a reduction in treasury shares at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional Paid-in Capital. The cancellation of treasury shares is recorded as a reduction in treasury shares against Appropriated Reserves, at the average price of treasury shares at the cancellation date.

v)	DIVIDENDS AND INTEREST ON CAPITAL

Pursuant to the Company's bylaws, stockholders are entitled to a mandatory minimum dividend of 25% of net income for the year as determined in accordance with the corporate law. Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as liabilities when approved at by the stockholders at a Stockholder’s Meeting.

Since January 1, 1996, Brazilian companies have been permitted to attribute a tax-deductible nominal interest rate charge on its capital interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the Consolidated Statement of Income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under BRGAAP and not based on these financial statements.

x)	EARNINGS PER SHARE

Earnings per share are computed by dividing net income attributable to the owners of Itaú Unibanco Holding by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

Earnings per share are presented based on the two types of shares issued by Itaú Unibanco Holding. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on capital) and undistributed earnings of Itaú Unibanco Holding after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as if all earnings were distributed and computed following the requirements of IAS 33 – “Earnings per share”.

Itaú Unibanco Holding grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation had been issued and as if the assumed proceeds (consisting of funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase shares of Itaú Unibanco Holding.

y)	REVENUE FROM SERVICES

Itaú Unibanco Holding provides a number of services to its clients, such as investment management, credit card, investment banking and commercial banking. Revenue from these services is usually recognized when the service is provided (commercial and investment banking) or over the life of the contract (investment management and credit cards). The composition of revenue from services is detailed in Note 23.

z)	SEGMENT INFORMATION

IFRS 8 – “Operating Segments” requires that operating segments are disclosed consistently with information provided to the chief operating decision maker, who is the person or group of persons that allocates resources to the segments and assesses their performance. Itaú Unibanco Holding considers that its Board of Directors is the chief operating decision maker.

Itaú Unibanco Holding has four reportable segments: (i) Commercial Bank, (ii) Itaú BBA, (iii) Consumer Credit, and (iv) Corporation and Treasury.

Segment information is presented in Note 33.

2.5.	TRANSITION TO IFRS

As mentioned in Note 2.1, transition to IFRS was recorded in accordance with IFRS 1 and the transition date chosen was January 1, 2010.  As a result, the accounting policies of Itaú Unibanco Holding for these consolidated financial statements were modified on January 1, 2010, with the purpose of complying with IFRS, with respect to the accounting policies applied for BRGAAP purposes.

Changes in accounting policies from the transition to IFRS and reconciliation of the effects of this transition are presented below. Itaú Unibanco Holding prepared its opening balance sheet on January 1, 2010 applying the accounting policies, standards and measurement bases described in Note 2.4, and adopted the following exemptions and used all exceptions set forth in IFRS 1.

Summary of the IFRS 1 voluntary exemptions and mandatory exceptions adopted by Management in the preparation of these consolidated financial statements

Business combinations, past acquisition of investments in associates and scope of consolidation

IFRS 1 permits that business combinations and acquisition of investments in associates that were recognized before the transition date or an earlier date are not restated, retrospectively, by applying IFRS 3. This exemption permits companies that are first-time adopters, basically to maintain the accounting treatment adopted in the prior accounting practices, BRGAAP in this case. Itaú Unibanco Holding adopted this exemption through August 1, 2009, and, accordingly, it applied IFRS 3 or IAS 28, as appropriate, to account for business combinations or acquisition of investments in associates occurred after such date.

In accordance with the exemption allowed by IFRS 1, the accounting policies used for initial recognition and subsequent measurement of goodwill generated in the acquisitions before the transition date under BRGAAP were maintained. Under BRGAAP, goodwill was fully amortized at the moment that these acquisitions took place. Intangible assets arising from acquisitions prior to the transition date were not recognized under BRGAAP.

IFRS 1 also requires that if Itaú Unibanco Holding had not consolidated a subsidiary acquired under BRGAAP, the carrying amount of assets and liabilities of this acquired subsidiary would have to be adjusted in accordance with IFRS. However, in the case of Itaú Unibanco Holding there were no significant subsidiaries that had not been consolidated in BRGAAP before the transition to IFRS.

Fair value as deemed cost

In accordance with IFRS 1, an entity may, on the transition date to IFRS, measure a fixed asset item at its fair value, and this amount will be considered the deemed cost of this asset, as from such date. Itaú Unibanco Holding did not adopt this exemption of IFRS 1. The cost of fixed assets was determined based on the historical cost under BRGAAP and adjusted for inflation for the years when Brazil was considered hyperinflationary under IAS 29.

Employee Benefits

Itaú Unibanco Holding adopted this IFRS 1 exemption, under which all actuarial gains and losses accrued to the transition date, related to defined benefit plans sponsored by Itaú Unibanco Holding and its subsidiaries, were recognized in retained earnings.

Cumulative differences on the translation of balance sheets of foreign subsidiaries and investments in unconsolidated companies

Itaú Unibanco Holding adopted this exemption by which all gains and losses from translation of subsidiaries and investments in unconsolidated companies on the transition date were set to zero. Therefore, the effects of application of IAS 21 in the translation of these subsidiaries and investments in unconsolidated companies with a functional currency other than Real will be applied prospectively and these effects will be recorded in a specific reserve in Other comprehensive income only from the transition date. The non adoption of this exemption would result in the retrospective application of IAS 21, with the determination of translation differences in accordance with IFRS since the creation or acquisition date of all subsidiaries and investments in unconsolidated companies with a functional currency other than Real.

Compound financial instruments

IAS 32 – “Financial instruments: presentation” requires that compound financial instruments, as defined by IAS 32, have their components separated and classified as debt instruments and equity instruments. This classification is made based on circumstances, economic substance and specific terms of these instruments on date they are issued. IFRS 1 allows not to bifurcate these two components, if the debt component is no longer outstanding on the transition date. This exemption did not have any impact on Itaú Unibanco Holding.

Assets and liabilities of subsidiaries, unconsolidated companies and joint ventures

IFRS 1 prescribes that there may be situations in which the controlling entity of a group and its subsidiaries adopted IFRS on different dates. The IFRS 1 exemption permitted us to use the financial statements of the subsidiaries that made the transition to IFRS before January 1, 2010. On consolidation, the amounts in the IFRS financial statements of subsidiaries and unconsolidated companies of Itaú Unibanco Holding that had already adopted IFRS before January 1, 2010, were considered.

Designation of financial instruments previously recognized

IAS 39 permits an entity to designate financial instruments as financial assets or liabilities at fair value through profit or loss, or available-for-sale financial assets on the date of acquisition or issue of the financial instrument. In accordance with this IFRS 1 exemption, this designation, in the case of initial application of IFRS, may be made on the transition date, even if the instrument has originally been designated in another category. Itaú Unibanco Holding did not adopt this exemption permitted by IFRS 1 and it did not change the designation of financial assets existing on the transition date, keeping the designation existing under BRGAAP on January 1, 2010.

Share-based payment transactions

IFRS 1 encourages, but does not require, that an entity adopts IFRS 2 for employee benefits granted as share-based payment that were granted before November 7, 2002 also for benefits that were granted after November 7, 2002, but which conditions for realization or enjoyment had been reached before January 1, 2010. On the other hand, if Management decides to apply IFRS 2 retrospectively, it can only do so if the entity has already disclosed the fair value of the relevant share-based instruments, determined on the relevant measurement dates. Itaú Unibanco Holding adopted IFRS 2 for all share-based payments as it has already disclosed the fair value of the relevant instruments.

Insurance contracts

IFRS 1 permits that companies that issue insurance contracts change certain insurance accounting policies on the transition date to IFRS, provided that certain minimum procedures are followed. Itaú Unibanco Holding decided not to change its accounting policies for insurance contracts; however it has applied the minimum requirements of IFRS 4, including the classification of contracts as insurance contracts or investment contracts (as defined by IAS 39 and IFRS 4) and the minimum liability adequacy tests for insurance contracts, as defined by IFRS 4, and further detailed in item 2.4.n.

Liabilities arising from decommissioning, restoration of assets and similar liabilities

IFRIC 1 - “Changes in Existing Decommissioning, Restoration and Similar Liabilities” requires specific changes in decommissioning, restoration or similar liabilities. An entity that applies IFRS for the first time during the preparation of its financial statements does not need to meet these requirements for changes that occurred before the transition date to IFRS. This exemption did not have any impact on Itaú Unibanco Holding.

Leases

An entity that applies IFRS for the first time may opt for applying the specific transition rules of IFRIC 4 - “Determining Whether an Arrangement Contains a Lease”, and it may determine if there is a lease agreement on the transition date to IFRS based on the facts and circumstances existing on the transition date. The application of IFRIC 4 did not have any impact on Itaú Unibanco Holding on the transition date to IFRS since no contracts that should be accounted for as lease agreements, pursuant to IFRIC 4, have been identified.

Fair value measurement of financial assets and liabilities on the transition date

IFRS 1 determines that an entity should apply the specific requirements of IAS 39 for fair value measurement of financial assets and liabilities on the transition date to IFRS. IAS 39 requires that valuation techniques of financial assets and liabilities at fair value incorporate all factors that a market participant would consider in setting a price when using consistent and accepted economic methodologies for pricing such financial instruments. Additionally, IAS 39 establishes rules for situations in which an entity may recognize an initial gain or loss when purchasing a financial asset or liability ("day one profits"). As a consequence of this requirement, IAS 39 requires that a gain or loss generated in the initial purchase or subsequent changes in the fair value of a financial instrument be recognized only if the fair value calculation methodology included data and quotations directly observable in the market on the fair value assessment date.

IFRS 1 requires that these criteria be mandatory and prospectively applied to transactions with asset or liability financial instruments entered into after October 25, 2002 or prospectively for transactions entered into after January 1, 2004

Borrowing costs

IFRS permits that the entity that applies IFRS for the first time to adopt IAS 23 for borrowing costs related to the qualifying assets for which the capitalization initial date is the same or subsequent to the transition (January 1, 2010), or designate a date prior to the transition date and apply IAS 23 to the borrowing costs related to qualifying assets for which the capitalization initial date is the same or subsequent to that date. Itaú Unibanco Holding did not adopt this exemption.

Derecognition of financial assets and financial liabilities

IFRS 1 requires that an entity that applies IFRS for the first time applies the derecognition standards (asset derecognition, as defined by IAS 39) of financial assets and liabilities prospectively for transactions occurred after January 1, 2004. Accordingly, should Itaú Unibanco Holding have derecognized, pursuant to BRGAAP, a non-derivative financial asset or liability resulting from a transaction occurred before January 1, 2004, it shall not recognize this asset or liability on the transition to IFRS. Additionally, IFRS 1 permits the application of standards of derecognition of financial assets and liabilities retrospectively, from a date elected by the entity, provided that the information needed to apply such standards had already been obtained at the time of the transaction that gave rise to the derecognition. This exemption did not have any impact on Itaú Unibanco Holding as no significant asset or liability was derecognized under BRGAAP.

Hedge Accounting

IAS 39 requires the valuation of all derivative financial instruments at fair value, as well as the elimination of deferred gains or losses, recognized  as assets or liabilities under GAAP prior to IFRS. Additionally, an entity should not apply hedge accounting (as defined by IAS 39) on its consolidated balance sheet at the transition date if such hedge did not qualify as hedge in accordance with IAS 39. As a result of this requirement, hedge accounting was not applied for IFRS purposes on the transition date to certain hedge relationships that meet the criteria for hedge accounting in BRGAAP, but that do not meet all requirements of IAS 39 as of such date.

Estimates

IFRS 1 requires that the estimates used by management for IFRS purposes at the transition date to IFRSs are consistent with estimates made as of the same date under prior GAAP, unless there is evidence of errors in the preparation of the estimates in prior GAAP as compared to IFRS. Additionally, should Management obtain information after the transition date to IFRS that impacts estimates that had been made in accordance with BRGAAP, the Management should address this information as an event subsequent to the balance sheet date, and adopt the accounting treatment of IAS 10. IAS 10 is applicable to the opening consolidated balance sheet and for the comparative periods reported in the preparation of the first IFRS financial statement of an entity, if any. Itaú Unibanco Holding considered the estimates used for BRGAAP consistent with the estimates used on the transition date to IFRS and, therefore, there were no changes in estimates due to the existence of information obtained on a date subsequent to the transition that required any adjustment in the estimates for IFRS purposes.

Minority interests

IFRS 1 requires that the entity that applies IFRS for the first time applies certain requirements of IAS 27 prospectively to the transition date. However, these requirements did not have an impact on Itaú Unibanco Holding.

RECONCILIATION BETWEEN BRGAAP AND IFRS APPLICABLE TO THE STOCKHOLDERS' EQUITY OF ITAÚ UNIBANCO HOLDINGAT JANUARY 1 AND DECEMBER 31,  2010 AND SEPTEMBER 30,  2011 AND TO THE NET INCOME OF ITAÚ UNIBANCO HOLDING IN THE FIRST HALVES AND SECOND QUARTERS OF 2011 AND 2010

		9/30/2011	12/31/2010	1/1/2010	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
	Reference	Stockholders' equity			Income
In accordance with BRGAAP (stockholders' equity attributed to the parent company, excluding minority interest)		68,206	60,879	50,683	3,807	3,034	10,940	9,433

Ajustments that affect stockholders' equity between BR GAAP and IFRS		3,158	5,386	6,833	(416)	(466)	(754)	(773)
Allowance for loan losses	a	1,996	2,014	3,458	119	(429)	(29)	(1,004)
Recognition of total deferred tax assets	b	1,252	1,724	2,367	(195)	(73)	(465)	(367)
Pension and health care plans	c	-	-	1,410	-	124	-	151
Adjustment to market value of shares	d	606	1,165	970	3	2	3	2
Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	e	871	896	936	(9)	(15)	(26)	(17)
Provision for Itaú Unibanco merger expenses	f	-	-	844	-	(208)	-	(531)
Translation of subsidiaries and unconsolidated companies abroad	g	-	-	-	(140)	(134)	(165)	263
Provision for dividends payable not declared	h	-	1,307	-	-	-	-	-
Effective interest rate	i	(392)	(169)	(191)	(218)	(11)	(224)	44
Other adjustments	j	72	70	(95)	1	(15)	72	268
Income tax and social contribution on all IFRS adjustments	k	(1,247)	(1,621)	(2,866)	23	293	80	418
In accordance with IFRS – attributable to controlling stockholders		71,364	66,265	57,516	3,391	2,568	10,186	8,660
In accordance with IFRS – attributable to minority interest		1,282	1,677	1,564	199	180	537	589

In accordance with IFRS – attributable to controlling and minority interest		72,646	67,942	59,080	3,590	2,748	10,723	9,249

Adjustments that affect comprehensive income
Available-for-sale financial assets					(396)	139	(703)	32
Cash flow hedge					(508)	(15)	(361)	(41)
Foreign exchange variation on investments abroad					479	65	428	(216)
Total					3,165	2,937	10,087	9,024

Adoption of IFRS has changed the Itaú Unibanco Holding’s actual cash flows and since under BRGAAP we were already required to apply the Brazilian Equivalent of IAS 7 and there are no significant differences between the statement of cash flows prepared under BRGAAP and the one presented in these financial statements.

Summary of the main differences between BRGAAP and IFRS

Below is presented a description of  the main accounting practices applicable to Itaú Unibanco Holding, which differ significantly between BRGAAP and IFRS and are presented in the reconciliations above:

a)	Allowance for loan losses

In BRGAAP, the allowance for losses is measured considering an analysis of  risk realization of receivables, at an amount considered sufficient to cover possible losses, following the rules established by BACEN. Pursuant to these rules,  the allowance is created as from the date loans are granted, based on the client’s risk rating and on a periodic quality evaluation of clients and industries, and not only when default actually occurs. Under BRGAAP, the allowance cannot be less than the minimum required by the regulatory authorities, but an additional allowance can be recorded when the minimum provision is not considered sufficient. As from December 31, 2008, considering the economic scenario and the related uncertainties, the criteria for recognition of an additional allowance for loan losses additional to the minimum regulatory required were revised, including an allowance for risks associated with a more pessimistic scenario. During 2009, there was an improvement in the economic scenario, causing a reduction in the relationship of the allowance for loan losses with respect to the loan portfolio. In 2010, a change in the criteria under BRGAAP was adopted which resulted in a reduction in the allowance for loan losses. The criteria was adopted considering new Basel III guidelines (not yet applicable), which determine that the counter-cyclical effects should be included.

IAS 39 determines that the entity should assess, on each base date, if there is objective evidence that the loan operation or group of loan operations is impaired. A loan or group of loans is impaired if there is objective evidence of impairment as a consequence of one or more events that occurred after the initial recognition of the loan (loss event) and this event or events impact the future cash flow and it may be reliably estimated.

The amount of the loss is measured as the difference between the carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the  original effective interest rate of the loan).

Initially, it is necessary to assess, on an individual basis, if there is an objective evidence of impairment for operations that are individually significant, or individually and collectively significant, for operations that are not individually significant. If there is no objective evidence for an operation individually assessed, be it significant or not, it should be included in a group of operations with similar characteristics and assessed collectively. The operations that are individually assessed and for which a loss has been recorded should not be included in the collective assessment.

The differences between BRGAAP and IFRS resulted in different loss amounts and, accordingly, an adjustment has been recognized.

b)	Recognition of total deferred tax assets

Under Law No. 11,727/2008, the social contribution (CSLL) rate for private insurance, capitalization companies and financial institutions, was increased from 9% to 15%, for taxable events that occurred after May 1, 2008. As a result of lawsuit claiming unconstitutionality of the increase of CSLL rate that was filed on June 26, 2008, by the National Confederation of the Financial System (CONSIF) under BRGAAP, deferred tax assets were recorded only to the amount of the increase in tax liabilities and not considering the increased rate of 15%.

IAS 12 prescribes that deferred taxes should be measured using substantively enacted tax rates. IAS 12 also prescribes that deferred tax assets should be measured when the generation of future taxable income is probable, allowing the realization of the assets.

Itaú Unibanco Holding recognized in these consolidated financial statements, deferred taxes using the substantively enacted tax rate of 15% of CSLLs.

c)	Pension and health care plans

Up to December 31, 2009, Itaú Unibanco Holding did not recognize assets resulting from the difference of the fair value of assets of a plan and actuarial liabilities under BRGAAP. Under BRGAAP, the measurement of plan obligations and plan assets was similar to IFRS. However, differences existed in the criteria for recognizing the funded status when it resulted in a net asset.

Actuarial calculations for certain plans of Itaú Unibanco Holding resulted in net assets, for which an asset is recognized in accordance with IAS 19. As Itaú Unibanco Holding has an economic benefit available as reductions in future contributions, the asset was recognized as of December 31, 2009, measured taking into consideration the asset ceiling, prescribed by IAS 19 and IFRIC 14.

As from December 31, 2010, Itaú Unibanco Holding, pursuant to CVM Resolution No. 600/09, recognizes as assets the difference, when positive, between the fair value of plan assets and actuarial plan liabilities. CVM Resolution No. 600/09 is equivalent to IAS 19, and, accordingly, this adjustment is no longer necessary as from such date.

d)	Adjustment to market value of shares

For purposes of BRGAAP, shares classified as “permanent investments” are recognized at historical cost and adjusted only for provision for permanent impairment. Increase in value over its acquisition cost is not  recognized.

Under IFRS, Itaú Unibanco Holding classified these shares as available-for-sale financial assets, in accordance with IAS 39, and recorded them at fair value, with gains and losses recognized in Other  comprehensive income.

e)	Acquisition of interest in unconsolidated company - Porto Seguro Itaú Unibanco Participações S.A. (PSIUPAR)

Under Brazilian GAAP, there are no specific rules for the recognition of transactions where a controlled subsidiary is exchanged for an unconsolidated company (associate); this kind of transaction is generally recognized at the carrying amount of the ceded transferred subsidiary.

Under IFRS, consideration received (an interest in PSIUPAR acquired on November 30, 2009) in connection with loss of control of a subsidiary is accounted for at fair value of the consideration received.

This difference in the basis of our investment in PSIUPAR is adjusted in the reconciliation.

f)	Provision for Itaú Unibanco merger expenses

As a consequence of the acquisition of Unibanco, a provision to cover expenses related to communication to clients, changes in systems and personnel was recognized under BRGAAP, as the amount of the  provision could be reasonably estimated.

Under IFRS, this provision did not meet at the transition date the requirements of IAS 19 and IAS 37, which are more restrictive than the requirements under BRGAAP and, accordingly, the provision is reversed at the transition date in these consolidated financial statements. During the year ended December 31, 2010, the provision recorded under BRGAAP was fully utilized.

g)	Translation of foreign subsidiaries and unconsolidated companies

The process adopted by Itaú Unibanco Holding in BRGAAP for the translation of subsidiaries and unconsolidated companies abroad is similar to the requirements of IAS 21, except that the differences arising from the translation process are recorded in the statement of income. Accordingly, under BRGAAP, there is no specific reserve in stockholders’ equity where cumulative gains or losses arising from the translation of foreign subsidiaries and unconsolidated companies are recognized.

Under IFRS, the differences on translation of foreign subsidiaries and unconsolidated companies are reported in Comprehensive income.

h)	Provision for dividends not yet declared

In accordance with BRGAAP, the year-end financial statements should recognize a provision for dividends proposed by management but not yet approved by the shareholders even if dividends proposed exceed the mandatory minimum dividend established in the by-laws.

In accordance with IAS 10 - “Events After The Balance Sheet Date”, if an entity declares dividends after the balance sheet date, it cannot recognize the amount of these dividends as a liability in year-end financial statements.

In these financial statements, Itaú Unibanco Holding reversed the liability for dividends recognized under BRGAAP that exceeds the mandatory minimum dividends if they had not been declared before the year end.

i)	Effective interest rate

Under IAS 39, financial assets and liabilities measured at amortized cost should be recognized using the effective interest method, which consists of recognizing income and costs directly attributable to its acquisition, issue or disposal for the term of the operation.

j)	Other adjustments

Other differences between IFRS and BRGAAP have been recorded, which are not material either individually or in the aggregate.

k)	Income tax and social contribution on IFRS adjustments

IAS 12 requires the recognition of deferred income tax and social contribution for all taxable or deductible temporary differences, except for deferred taxes arising from the initial recognition of goodwill, the initial recognition of an asset or liability in a transaction which is not a business combination, and that at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss) for tax purposes. The adjustments of deferred income tax and social contribution were calculated on IFRS adjustments, when applicable.

NOTE 03 - CASH AND CASH EQUIVALENTS

For purposes of consolidated statements of cash flows, Cash and Cash Equivalents comprises the following items (amounts with original maturity terms equal or less than 90 days):

	09/30/2011	12/31/2010
Cash and deposits on demand	11,651	10,172
Interbank deposits	13,817	7,639
Securities purchased under agreements to resell	23,243	27,798
Total	48,711	45,609

Amounts related to Interbank Deposits and Securities purchased under agreements to resell over 90 days are R$ 8,014 (R$ 7,196 at December 31, 2010) and R$ 67,772 (R$ 60,884 at December 31, 2010), respectively.

NOTE 04 -  CENTRAL BANK COMPULSORY DEPOSITS

The central banks of the countries where Itaú Unibanco Holding operates require financial institutions, including Itaú Unibanco Holding, to deposit certain funds. In the case of Brazil, they are required to purchase and hold Brazilian federal government securities. The following table presents a summary of the compulsory deposits by type and amounts:

	09/30/2011	12/31/2010
Non-interest bearing deposits	4,161	4,742
Interest-bearing deposits	93,248	81,034
Total	97,409	85,776

NOTE 05 – INTERBANK DEPOSITS AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

	09/30/2011			12/31/2010
	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL
Interbank deposits	20,727	1,104	21,831	14,315	520	14,835
Securities purchased under agreements to resell (*)	82,405	8,610	91,015	82,094	6,588	88,682
Total	103,132	9,714	112,846	96,409	7,108	103,517
(*) Includes R$ 13,772 (R$ 8,670 at December 31, 2010) of assets restricted to as collateral.The fair value of these assets amounts to R$ 14,108 (R$ 8,802 at December 31, 2010).

NOTE 06 – FINANCIAL ASSETS HELD FOR TRADING AND DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	09/30/2011
		Unrealized results
	Cost/
	Amortized
	cost	Gain	Loss	Fair value
Investment funds	1,101	25	(18)	1,108
Brazilian government securities (1a)	88,050	519	(3)	88,566
Brazilian external debt bonds	1,829	42	(10)	1,861
Government securities – abroad	558	15	(7)	566
Argentina	160	3	(7)	156
United States	277	12	-	289
Mexico	72	-	-	72
Chile	10	-	-	10
Uruguay	21	-	-	21
Other	18	-	-	18
Corporate securities (1b)	21,344	71	(146)	21,269
Shares	2,191	45	(74)	2,162
Securitized real estate loans	638	21	-	659
Bank deposit certificates	8,280	-	-	8,280
Debentures	3,780	1	-	3,781
Eurobonds and other	1,503	4	(72)	1,435
Other	4,952	-	-	4,952
TOTAL	112,882	672	(184)	113,370
(1) Financial assets held for trading pledged in guarantee of funding of financial institutions and clients at September 30, 2011 were: a) R$ 26,527 and b) R$ 565.

	12/31/2010
		Unrealized results
	Cost/
	Amortized
	cost	Gain	Loss	Fair value
Investment funds	1,701	49	(2)	1,748
Brazilian government securities (1a)	86,636	77	(14)	86,699
Brazilian external debt bonds (1b)	653	17	(4)	666
Government securities – abroad (1c)	9,323	38	(8)	9,353
Argentina	295	6	(8)	293
United States	8,682	32	-	8,714
Mexico	29	-	-	29
Russia	45	-	-	45
Chile	248	-	-	248
Uruguay	24	-	-	24
Corporate securities (1d)	16,941	152	(62)	17,031
Shares	3,161	134	(47)	3,248
Securitized real estate loans	587	9	-	596
Bank deposit certificates	8,932	-	-	8,932
Debentures	2,799	1	-	2,800
Eurobonds and other	1,459	8	(15)	1,452
Other	3	-	-	3
TOTAL	115,254	333	(90)	115,497
(1) Financial assets held for trading pledged in guarantee of funding of financial institutions and clients at December  31, 2011 were: a) R$ 46,672, b) R$ 125, c) R$ 8,592 and d) R$ 11.

Realized gain and loss

	07/01 to	07/01 to	01/01 to	01/01 to
	09/30/2011	09/30/2010	09/30/2011	09/30/2010
Financial assets held-for-trading
Gain	1,900	687	2,412	1,392
Loss	(2,031)	(223)	(3,484)	(925)
TOTAL	(131)	464	(1,072)	467

The amortized cost and fair value of held for trading financial assets per maturity are as follows:

	09/30/2011		12/31/2010
	Cost/Amortized cost	Fair value	Fair value
Current	34,292	34,418	58,705
Without maturity	3,291	3,270	4,996
Up to 1 year	31,001	31,148	53,709
Non-current	78,590	78,952	56,792
From one to five years	65,690	66,025	49,403
From five to ten years	9,150	9,131	5,177
After ten years	3,750	3,796	2,212
TOTAL	112,882	113,370	115,497

Financial assets held for trading include assets with a fair value of R$ 54,090 (R$ 46,321 at December 31, 2010) that belong to investment funds wholly-owned by our subsidiary Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	09/30/2011
	Cost/Amortized	Unrealized results		Fair
	cost	Gain	Loss	value
Brazilian external debt bonds	184	-	(8)	176

	12/31/2010
	Cost/Amortized	Unrealized results		Fair
	cost	Gain	Loss	value
Brazilian external debt bonds	297	9	-	306

Realized gain and loss

	07/01 to	07/01 to	01/01 to	01/01 to
	09/30/2011	09/30/2010	09/30/2011	09/30/2010
Gain	5	11	15	22
Total	5	11	15	22

The cost or amortized cost and fair value by maturity of financial assets assigned to fair value through profit or loss were as follows:

	09/30/2011		12/31/2010
	Cost/
	Amortized
	Cost	Fair value	Fair value
Non-current
After ten years	184	176	306

NOTE 07 – DERIVATIVES

We enter into financial derivative instruments with various counterparts to manage our overall exposures and to assist our customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or Financial Instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forward - Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, on an agreed settlement date. Forwards contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interests, foreign currencies, commodities, or Financial Instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments which value results from the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of hedge) transfers the risk to the counterparty (the seller of hedge). The seller of hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of hedge, which could be a notional amount of the credit derivative.

The total value of margins pledged in guarantee for ITAÚ UNIBANCO HOLDING amounted to R$ 6,069 (R$ 8,061 at 12/31/2010) and was basically composed of government securities.

The following table shows the composition of derivatives per index:

	Memorandum amount Notional amount	Amortized cost	Gains/(losses)	Fair value
	09/30/2011	09/30/2011	09/30/2011	09/30/2011
Futures contracts	286,658	(340)	(70)	(410)
Purchase commitments	73,037	242	(19)	223
Foreign currency	6,168	60	5	65
Interbank market	46,657	41	-	41
Indices	17,298	141	1	142
Securities	2,734	-	(6)	(6)
Commodities	180	-	(19)	(19)
Commitments to sell	213,621	(582)	(51)	(633)
Foreign currency	32,147	(101)	(68)	(169)
Interbank market	146,395	(28)	(1)	(29)
Indices	29,742	(455)	1	(454)
Securities	4,382	-	-	-
Commodities	955	2	17	19
Swap contracts		98	(185)	(87)
Asset position	86,548	2,551	796	3,347
Foreign currency	8,814	636	87	723
Interbank market	38,743	830	32	862
Fixed rate	14,410	270	241	511
Floating rate	2,055	3	-	3
Indices	22,027	765	432	1,197
Securities	68	34	(11)	23
Commodities	80	-	-	-
Other	351	13	15	28
Liability position	86,450	(2,453)	(981)	(3,434)
Foreign currency	11,122	(989)	(50)	(1,039)
Interbank market	22,607	(139)	25	(114)
Fixed rate	17,110	(304)	(338)	(642)
Floating rate	5,166	(108)	(12)	(120)
Indices	28,995	(894)	(603)	(1,497)
Securities	38	-	-	-
Commodities	105	(3)	(1)	(4)
Other	1,307	(16)	(2)	(18)
Option contracts	1,637,300	588	(548)	40
Purchase commitments - long position	479,739	1,314	(160)	1,154
Foreign currency	15,053	920	95	1,015
Interbank market	39,892	53	(47)	6
Floating rate	299	1	(1)	-
Indices	421,836	219	(148)	71
Securities	1,870	102	(50)	52
Commodities	789	19	(9)	10
Commitments to sell - long position	429,719	1,612	1,060	2,672
Foreign currency	6,020	100	136	236
Interbank market	28,848	435	107	542
Fixed rate	2	-	1	1
Floating rate	248	1	-	1
Indices	383,546	894	193	1,087
Securities	2,719	164	603	767
Commodities	8,336	18	20	38
Purchase commitments - short position	338,996	(911)	(61)	(972)
Foreign currency	8,700	(361)	(430)	(791)
Interbank market	21,480	(55)	37	(18)
Indices	306,634	(438)	325	(113)
Securities	1,642	(42)	(3)	(45)
Commodities	540	(15)	10	(5)
Commitments to sell - short position	388,846	(1,427)	(1,387)	(2,814)
Foreign currency	9,917	(307)	(143)	(450)
Interbank market	31,784	(330)	(292)	(622)
Indices	344,321	(667)	(407)	(1,074)
Securities	2,629	(114)	(544)	(658)
Commodities	195	(9)	(1)	(10)

	Memorandum account Notional amount	Amortized cost	Gains/(losses)	Fair value
	12/31/2010	12/31/2010	12/31/2010	12/31/2010
Futures contracts	292,049	5	(60)	(55)
Purchase commitments	127,499	(1)	174	173
Foreign currency	8,128	(1)	1	-
Interbank market	98,353	-	45	45
Indices	19,288	-	95	95
Securities	1,645	-	-	-
Commodities	84	-	33	33
Other	1	-	-	-
Commitments to sell	164,550	6	(234)	(228)
Foreign currency	13,057	6	(20)	(14)
Interbank market	113,173	-	(45)	(45)
Indices	32,033	-	(127)	(127)
Securities	4,230	-	-	-
Commodities	2,048	-	(42)	(42)
Other	9	-	-	-
Swap contracts		344	580	924
Asset position	68,839	2,160	777	2,937
Foreign currency	7,330	(292)	238	(54)
Interbank market	34,370	1,299	161	1,460
Fixed rate	9,277	326	140	466
Floating rate	865	2	18	20
Indices	16,745	819	218	1,037
Securities	32	3	-	3
Commodities	219	3	2	5
Other	1	-	-	-
Liability position	68,495	(1,816)	(197)	(2,013)
Foreign currency	14,609	(310)	(17)	(327)
Interbank market	19,443	(358)	138	(220)
Fixed rate	7,835	(256)	(133)	(389)
Floating rate	3,272	(2)	(1)	(3)
Indices	23,122	(865)	(181)	(1,046)
Securities	29	(1)	-	(1)
Commodities	178	(24)	(3)	(27)
Other	7	-	-	-
Option contracts	2,330,950	(570)	235	(335)
Purchase commitments - long position	695,908	1,182	(108)	1,074
Foreign currency	24,905	414	(104)	310
Interbank market	530,428	468	2	470
Floating rate	314	2	-	2
Indices	138,085	182	(53)	129
Securities	1,534	86	27	113
Commodities	642	30	20	50
Commitments to sell - long position	526,323	625	53	678
Foreign currency	12,295	339	142	481
Interbank market	404,532	128	(28)	100
Floating rate	282	-	-	-
Indices	107,034	109	(48)	61
Securities	1,625	40	(6)	34
Commodities	555	9	(7)	2
Purchase commitments - short position	527,731	(1,587)	342	(1,245)
Foreign currency	26,547	(802)	341	(461)
Interbank market	376,482	(256)	(7)	(263)
Indices	123,221	(449)	50	(399)
Securities	864	(49)	(27)	(76)
Commodities	617	(31)	(15)	(46)
Commitments to sell - short position	580,988	(790)	(52)	(842)
Foreign currency	16,715	(451)	(95)	(546)
Interbank market	444,963	(196)	3	(193)
Indices	118,333	(71)	22	(49)
Securities	825	(58)	7	(51)
Commodities	152	(14)	11	(3)

	Memorandum account Notional amount	Amortized cost	Gains/(losses)	Fair value
	09/30/2011	09/30/2011	09/30/2011	09/30/2011
Forward contracts	20,364	832	26	858
Purchases receivable	10,816	2,401	51	2,452
Foreign currency	9,163	910	52	962
Interbank market	168	-	-	-
Fixed rate	769	801	-	801
Floating rate	689	688	-	688
Commodities	27	2	(1)	1
Purchases payable	1,769	(1,573)	7	(1,566)
Foreign currency	1,215	(100)	12	(88)
Interbank market	417	-	-	-
Fixed rate	-	(768)	-	(768)
Floating rate	-	(688)	-	(688)
Securities	21	(1)	(1)	(2)
Commodities	116	(16)	(4)	(20)
Sales receivable	1,370	898	3	901
Foreign currency	304	10	(1)	9
Interbank market	94	-	-	-
Fixed rate	66	66	-	66
Floating rate	259	258	-	258
Índices	5	5	-	5
Securities	557	548	-	548
Commodities	85	11	4	15
Sales deliverable	6,409	(894)	(35)	(929)
Foreign currency	6,053	(575)	(36)	(611)
Interbank market	324	-	-	-
Fixed rate	-	(48)	-	(48)
Floating rate	-	(258)	-	(258)
Commodities	32	(13)	1	(12)
Credit derivatives	4,101	683	215	898
Asset position	3,023	704	232	936
Foreign currency	66	-	1	1
Fixed rate	2,660	704	225	929
Floating rate	-	-	(3)	(3)
Securities	297	-	9	9
Liability position	1,078	(21)	(17)	(38)
Foreign currency	66	-	(1)	(1)
Fixed rate	715	(21)	(7)	(28)
Securities	297	-	(9)	(9)
Forwards operations	29,264	231	37	268
Asset position	16,615	1,034	16	1,050
Foreign currency	16,210	821	16	837
Interbank market	18	-	-	-
Fixed rate	-	207	-	207
Floating rate	372	6	-	6
Commodities	15	-	-	-
Liability position	12,649	(803)	21	(782)
Foreign currency	12,368	(594)	22	(572)
Interbank market	13	(1)	-	(1)
Fixed rate	199	(207)	(1)	(208)
Floating rate	69	(1)	-	(1)
Other derivative financial instruments (*)	5,761	99	280	379
Asset position	3,151	289	309	598
Foreign currency	412	68	246	314
Fixed rate	269	14	10	24
Securities	2,470	207	53	260
Liability position	2,610	(190)	(29)	(219)
Foreign currency	310	(97)	9	(88)
Fixed rate	2,300	(93)	(38)	(131)
	ASSETS	10,803	2,307	13,110
	LIABILITIES	(8,612)	(2,552)	(11,164)
	TOTAL	2,191	(245)	1,946
Derivative contracts mature as follows (in days):
Clearing	0 - 30	31 - 180	181 - 365	Over 365	09/30/2011
Futures	75,956	106,084	30,180	74,438	286,658
Swaps	2,877	23,363	16,601	41,156	83,997
Options	703,762	859,094	68,399	6,045	1,637,300
Forwards	3,571	7,949	6,358	2,486	20,364
Credit derivatives	137	1,043	714	2,207	4,101
Forwards	6,682	14,617	3,973	3,992	29,264
Other	51	478	370	4,862	5,761
At September 30, 2011, ITAÚ UNIBANCO HOLDING did not have derivative operations in the swap with target flow and target forward.

	Memorandum account Notional amount	Amortized cost	Gains/(losses)	Fair value
	12/31/2010	12/31/2010	12/31/2010	12/31/2010
Forward contracts	1,445	1,432	(27)	1,405
Purchases receivable	21	57	29	86
Interbank market	-	36	-	36
Floating rate	21	21	29	50
Purchases payable	-	(21)	(29)	(50)
Sales receivable	1,424	1,397	1	1,398
Foreign currency	4	4	-	4
Securities	1,419	1,392	1	1,393
Commodities	1	1	-	1
Sales deliverable- Floating rate	-	(1)	(28)	(29)
Credit derivatives	6,701	125	7	132
Asset position	2,902	258	3	261
Foreign currency	53	-	1	1
Fixed rate	2,622	258	(2)	256
Floating rate	-	-	-	-
Securities	227	-	4	4
Liability position	3,799	(133)	4	(129)
Foreign currency	22	-	(1)	(1)
Fixed rate	3,126	(133)	10	(123)
Securities	651	-	(5)	(5)
Forwards operations	36,958	(522)	22	(500)
Asset position	13,832	597	15	612
Foreign currency	13,121	548	8	556
Fixed rate	3	1	-	1
Floating rate	509	8	-	8
Commodities	199	40	7	47
Liability position	23,126	(1,119)	7	(1,112)
Foreign currency	22,759	(1,098)	9	(1,089)
Interbank market	27	-	(1)	(1)
Floating rate	273	(3)	-	(3)
Commodities	67	(18)	(1)	(19)
Swap with target flow
Asset position - Interbank market	6	-	-	-
Liability position - Interbank market	6	-	-	-
Target flow of Swap - Foreign currency	25	-	-	-
Liability position - Foreign currency	25	-	-	-
Other derivative financial instruments (*)	3,755	626	(91)	535
Asset position	3,395	785	(54)	731
Foreign currency	259	189	5	194
Fixed rate	698	375	2	377
Floating rate	-	-	(3)	(3)
Securities	2,438	221	(58)	163
Liability position	360	(159)	(37)	(196)
Foreign currency	360	(159)	(37)	(196)
	ASSETS	7,061	716	7,777
	LIABILITIES	(5,621)	(50)	(5,671)
	TOTAL	1,440	666	2,106

Derivative contracts mature as follows (in days):
Clearing	0 - 30	31 - 180	181 - 365	Over 365	12/31/2010
Futures	108,359	64,874	49,747	69,069	292,049
Swaps	5,318	16,169	8,225	36,967	66,679
Options	1,292,156	439,940	506,039	92,815	2,330,950
Forwards	274	1,143	28	-	1,445
Credit derivatives	-	1,011	592	5,098	6,701
Forwards	13,658	13,233	6,051	4,016	36,958
Swaps with target flow	-	-	6	-	6
Target flow of swap	6	16	3	-	25
Other	105	927	405	2,318	3,755
At December 31, 2010, ITAÚ UNIBANCO HOLDING did not have derivative operations in the swap with target flow and target forward.

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost and market value, and per maturity term.

	09/30/2011								12/31/2010
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720	Fair value
ASSETS
Option premiums	3,826	29.2	435	391	1,934	817	223	26	1,752
BM&F Bovespa	2,760	21.1	302	268	1,696	430	64	-	1,305
Financial institutions	461	3.5	92	104	71	140	50	4	364
Companies	605	4.6	41	19	167	247	109	22	83
Forwards	3,353	25.5	444	531	254	1,043	126	955	1,484
BM&F Bovespa	555	4.2	201	294	18	42	-	-	1,398
Financial institutions	211	1.6	122	1	82	3	3	-	86
Companies	2,587	19.7	121	236	154	998	123	955	-
Swaps – Adjustment receivable	3,347	25.7	85	602	544	535	518	1,063	2,937
BM&F Bovespa	417	3.2	-	55	43	98	32	189	271
Financial institutions	327	2.5	44	49	38	48	35	113	441
Companies	2,581	19.8	27	492	461	389	451	761	2,203
Individuals	22	0.2	14	6	2	-	-	-	22
Credit derivatives	936	7.1	54	269	151	3	3	456	261
Financial institutions	543	4.1	54	269	151	1	1	67	77
Companies	393	3.0	-	-	-	2	2	389	184
Forwards	1,050	8.0	179	490	177	84	55	65	612
Financial institutions	896	6.8	154	447	156	60	24	55	151
Companies	151	1.2	24	41	21	24	31	10	460
Individuals	3	0.0	1	2	-	-	-	-	1
Other	598	4.5	228	11	1	9	106	243	731
BM&F Bovespa	224	1.7	224	-	-	-	-	-	-
Financial institutions	346	2.6	-	-	1	2	101	242	724
Companies	28	0.2	4	11	-	7	5	1	7
Total (*)	13,110	100.0	1,425	2,294	3,061	2,491	1,031	2,808	7,777
% per maturity term			10.9%	17.5%	23.3%	19.0%	7.9%	21.4%
Total at 12/31/2010	7,777	100.0	1,145	2,026	574	1,314	753	1,965
% per maturity term			14.7%	26.1%	7.4%	16.9%	9.7%	25.3%
(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 9,271 (R$ 5,059 at 12/31/2010) refers to current and R$ 3,839 (R$ 2,718 at 12/31/2010) to non-current.

	09/30/2011								12/31/2010
	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
LIABILITIES
Futures	(410)	3.6	(1)	(298)	(78)	(1)	6	(38)	(55)
BM&F Bovespa	(407)	3.6	(1)	(295)	(78)	(1)	6	(38)	(59)
Financial institutions	(3)	0.0	-	(3)	-	-	-	-	4
Option premiums	(3,786)	33.9	(406)	(494)	(1,797)	(905)	(164)	(20)	(2,087)
BM&F Bovespa	(2,600)	23.3	(338)	(293)	(1,459)	(477)	(33)	-	(1,677)
Financial institutions	(996)	8.9	(63)	(193)	(300)	(344)	(80)	(16)	(299)
Companies	(190)	1.7	(5)	(8)	(38)	(84)	(51)	(4)	(110)
Individuals	-	0.0	-	-	-	-	-	-	(1)
Forwards	(2,495)	22.4	(303)	(129)	(149)	(894)	(74)	(946)	(79)
Financial institutions	(223)	2.0	(144)	(5)	(38)	(36)	-	-	(50)
Companies	(2,272)	20.4	(159)	(124)	(111)	(858)	(74)	(946)	(29)
Swaps - difference payable	(3,434)	30.8	(137)	(613)	(259)	(602)	(519)	(1,304)	(2,013)
BM&F Bovespa	(621)	5.6	(1)	(63)	(20)	(153)	(122)	(262)	(388)
Financial institutions	(769)	6.9	(78)	(98)	(84)	(70)	(91)	(348)	(396)
Companies	(2,005)	18.0	(57)	(450)	(152)	(360)	(293)	(693)	(1,170)
Individuals	(39)	0.3	(1)	(2)	(3)	(19)	(13)	(1)	(59)
Credit derivatives	(38)	0.3	-	(18)	(1)	(2)	(2)	(15)	(129)
Financial institutions	(16)	0.1	-	(6)	(1)	(2)	(2)	(5)	(126)
Companies	(22)	0.2	-	(12)	-	-	-	(10)	(3)
Forwards	(782)	7.0	(154)	(389)	(101)	(48)	(43)	(47)	(1,112)
Financial institutions	(648)	5.8	(136)	(355)	(71)	(20)	(30)	(36)	(629)
Companies	(133)	1.2	(17)	(34)	(30)	(28)	(13)	(11)	(482)
Individuals	(1)	0.0	(1)	-	-	-	-	-	(1)
Other	(219)	2.0	-	-	-	(1)	(91)	(127)	(196)
Financial institutions	(212)	1.9	-	-	-	(1)	(84)	(127)	(173)
Companies	(7)	0.1	-	-	-	-	(7)	-	(23)
Total (*)	(11,164)	100.0	(1,001)	(1,941)	(2,385)	(2,453)	(887)	(2,497)	(5,671)
% per maturity term			9.0%	17.4%	21.4%	22.0%	7.9%	22.4%
Total at 12/31/2010	(5,671)	100.0	(1,113)	(837)	(586)	(1,408)	(743)	(984)
% per maturity term			19.6%	14.8%	10.3%	24.8%	13.1%	17.4%
(*) Of the total liability portfolio of Derivative Financial Instruments R$ (7,780) (R$ (3,944) at 12/31/2010) refers to current and R$ (3,384) (R$ (1,727) at 12/31/2010) to non-current.

Realized and unrealized gains and losses in the portfolio of derivatives

	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Swap	630	358	1,545	113
Forwards	(192)	16	(110)	25
Futures	(870)	943	(608)	1,152
Options	173	185	397	206
Credit derivatives	58	42	117	52
Other	(413)	(498)	(1,359)	(226)
Total	(614)	1,046	(18)	1,322

a) Information on credit derivatives

Itaú Unibanco Holding buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its clients. When we sell credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterpart for the same reference entity or similar entity. The credit derivatives for which we are protection sellers are credit default swaps, total return swaps and credit-linked notes. At September 30, 2011, Itaú Unibanco Holding did not sell credit protection in the form of credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which we sell protection to third parties, per maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification per instrument, risk and reference entity.

	09/30/2011						12/31/2010
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Fair value	Fair value
By instrument
CDS	1,069	728	169	79	93	(29)	(121)
TRS	9	-	-	9	-	(9)	(8)
Total by instrument	1,078	728	169	88	93	(38)	(129)
By risk rating
Investment grade	1,078	728	169	88	93	(38)	(129)
Total by risk	1,078	728	169	88	93	(38)	(129)
By reference entity
Private entities	1,078	728	169	88	93	(38)	(129)
Total by entity	1,078	728	169	88	93	(38)	(129)

We assessed the risk of credit derivative based on the credit ratings attributed to the reference entity, given by independent credit rating agencies. Investment grade are those entities which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. We believe, based on our historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during this period, we did not incur any loss related to any credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives which underlying amounts are identical to those for which Itaú Unibanco Holding operates as seller of the hedge:

	09/30/2011
	Notional amount of hedge sold	Notional amount of hedge purchased with identical underlying amount	Net position
CDS	(1,069)	2,154	1,085
TRS	(9)	869	860
Total	(1,078)	3,023	1,945

	12/31/2010
	Notional amount of hedge sold	Notional amount of hedge purchased with identical underlying amount	Net position
CDS	(3,375)	2,902	(473)
TRS	(424)	-	(424)
Total	(3,799)	2,902	(897)

NOTA 08 – HEDGE ACCOUNTING

Hedge accounting varies depending on the nature of the hedged item and of the transaction. Derivatives may qualify for hedging instrument for accounting purposes if they are designated as hedging instruments under fair value hedges, cash flow hedge or hedge of net investment in foreign operations.

To hedge the variability of future cash flows of interest payments, Itaú Unibanco Holding uses DI Futures contracts exchange-traded at BM&FBOVESPA with respect to certain real-denominated variable-interest liabilities and interest rate swaps with respect to US dollar-denominated redeemable preferred shares issued by one of our subsidiaries.

Under DI Futures contract, a net payment (receipt) is made for the difference between an amount computed and multiplied by the CDI rate (the rate for interbank certificates of deposit in the Brazilian market) and an amount computed multiplied by a fixed rate. Under interest rate swap, a net payment (receipt) is made for the difference between an amount computed and multiplied by the LIBOR and an amount computed multiplied by a fixed rate. The amounts are always considered as notional amounts.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, Itaú Unibanco Holding uses DDI Futures contracts traded at BM&FBOVESPA, and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Future contracts, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between US dollar and Real.  In the Forward or NDF contracts, gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the functional currency and US dollar.

Our cash flow hedge strategies consist of the hedge of the exposure to the variability in cash flows on interest payments that are attributable to changes in interest rates with respect to recognized liabilities.

Itaú Unibanco has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flow of interest payments resulting from changes in the CDI interest rate;
•	Hedge of redeemable preferred shares: hedge of the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate;
•	Hedge of subordinated CDB: hedge of the variability in the cash flow of interest payments resulting from changes in the CDI interest rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, Itaú Unibanco Holding uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

The hedge relationships were designated in 2008 (hedge of subordinated CDB), 2009 (hedge of redeemable preferred shares) and 2010 (hedge of CDI real-denominated deposits and repurchase agreements) and the derivatives fall due between 2012 and 2015 which is the period where the cash flow payments are expected to occur and affect the income statement.

Our strategies of net investments abroad consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, regarding the functional currency of the head office.

Itaú Unibanco applies the hedge of net investment in foreign operations as follows:

•
To hedge the risk of variation in the investment amount, when measured in Brazilian Reais (the head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and Brazilian Real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, Itaú Unibanco Holding uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

The hedge relationships were designated in 2011 and the maturity of derivatives will occur through the sale of investment abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

The amounts in the following tables are presented in millions of Brazilian reais:

	09/30/2011			09/30/2010
Derivatives in relationships of cash flow hedge	Gain or (loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line Item where the ineffective portion is recognized in the statement of income	Gain or (loss) recognized in derivatives (ineffective portion) (*)	Other gain or (loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line Item where the ineffective portion is recognized in the statement of income	Gain or (loss) recognized in derivatives (ineffective portion) (*)
Interest rate futures	(301)	Net gain (loss) from financial assets and liabilities	-	(21)	Net gain (loss) from financial assets and liabilities	-
Interest rate swap	(51)	Net gain (loss) from financial assets and liabilities	-	(55)	Net gain (loss) from financial assets and liabilities	-

(*) At September 30, 2011, the gain (loss) related to the cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ 6.

09/30/2011
Derivatives in relationships of hedge of net investments abroad	Gain or (loss) recognized in Other Comprehensive Income (effective portion)	Line Item where the ineffective portion is recognized in the statement of income	Other Gain or (loss) recognized in derivatives (effective portion)

DI Futures	(776)	Net gain (loss) from financial assets and liabilities	(7)
Forwards	25	Net gain (loss) from financial assets and liabilities	18
NDF	313	Net gain (loss) from financial assets and liabilities	3

The table below presents, for each strategy, the notional amount and the fair value of derivatives and the carrying amount of the hedged item:

	09/30/2011			12/31/2010			1/1/2010
	Derivatives		Hedged item	Derivatives		Hedged item	Derivatives		Hedged item
Strategies	Notional amount	Fair value	Carrying amount	Notional amount	Fair value	Carrying amount	Notional amount	Fair value	Carrying amount

Hedge of deposits and repurchase agreements	36,945	(28)	36,964	9,092	(10)	9,117	-	-	-
Hedge of redeemable preferred shares	729	(51)	729	655	(27)	655	684	(2)	684
Hedge of subordinated CDB	87	-	115	350	-	419	350	-	382
Hedge of net investment in foreign operations	7,409	(134)	4,445	-	-	-	-	-	-

With the purpose of extending liabilities of subordinated CDBs, ITAÚ UNIBANCO HOLDING partially discontinued the Hedge operations of Subordinated CDBs by carrying out a debt roll-over (settlement of prior operation and issue of a new operation), giving rise to an effect in result (income) of R$ 3.

At September 30, 2011, ITAÚ UNIBANCO HOLDING discontinued the Hedge operations falling due on July 1, 2011, giving rise to na effect on income of R$ 1.

NOTE 09 – AVAILABLE-FOR-SALE FINANCIAL ASSETS

The fair value and corresponding amortized cost of available-for-sale financial assets are as follows:

	09/30/2011
	Cost/Amortized	Unrealized income		Fair
	cost	Gain	Loss	value
Investment funds	774	7	-	781
Brazilian government securities (1a)	8,558	137	(7)	8,688
Brazilian external debt bonds (1b)	4,425	69	(3)	4,491
Government securities – abroad (1c)	5,826	10	(27)	5,809
United States	-	-	-	-
Mexico	172	3	-	175
Denmark	3,276	-	(8)	3,268
Spain	418	-	-	418
Korea	294	-	-	294
Chile	834	7	-	841
Paraguay	508	-	(18)	490
Uruguay	277	-	(1)	276
Other	47	-	-	47
Corporate securities (1d)	22,912	1,730	(738)	23,904
Shares	3,740	842	(192)	4,390
Securitized real estate loans	6,979	750	(502)	7,227
Bank deposit certificates	356	-	-	356
Debentures	7,086	63	(1)	7,148
Eurobonds and other	3,689	74	(43)	3,720
Promissory notes	753	-	-	753
Other	309	1	-	310
TOTAL	42,495	1,953	(775)	43,673
(1) Available-for-sale assets pledged as collateral of Funding of financial institutions and clients at September 30, 2011 were: a) R$ 1,697, b) R$ 4,491, c) R$ 176  and d) R$ 1,625.

	12/31/2010
	Cost/Amortized	Unrealized income		Fair
	cost	Gain	Loss	value
Investment funds	756	14	-	770
Brazilian government securities (1a)	9,949	130	-	10,079
Brazilian external debt bonds (1b)	4,584	181	(45)	4,720
Government securities – abroad (1c)	4,736	4	(181)	4,559
United States	679	-	-	679
Denmark	2,108	-	(92)	2,016
Spain	777	-	(43)	734
Korea	262	-	(26)	236
Chile	454	1	(2)	453
Paraguay	272	2	(18)	256
Uruguay	184	1	-	185
Corporate securities (1d)	23,224	1,734	(547)	24,411
Shares	4,248	1,395	(519)	5,124
Securitized real estate loans	6,799	190	(14)	6,975
Bank deposit certificates	559	-	-	559
Debentures	6,597	40	(3)	6,634
Eurobonds and other	3,745	109	(11)	3,843
Promissory notes	1,265	-	-	1,265
Other	11	-	-	11
TOTAL	43,249	2,063	(773)	44,539
(1) Available-for-sale assets pledged as collateral of Funding of financial institutions and clients at December 31, 2010 were: a) R$ 3,396, b) R$ 3,267, c) R$ 14 and d) R$ 2.149.

Realized gain and loss

	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Gain	188	(9)	564	110
Loss	(53)	(22)	(124)	(56)
TOTAL	135	(31)	440	54

The cost or amortized cost and fair value of available-for-sale financial assets per maturity are as follows:

	09/30/2011		12/31/2010
	Cost/ Amortized cost	Fair value	Fair value
Current	15,008	15,788	19,566
Without maturity	4,510	5,167	5,894
Due within one year	10,498	10,621	13,672
Non-current	27,487	27,885	24,973
From one to five years	13,850	14,311	12,228
From five to ten years	8,118	8,071	7,400
After ten years	5,519	5,503	5,345
TOTAL	42,495	43,673	44,539

During the period ended September 30, 2011, there were no impairment losses with respect to available-for-sale financial assets.

NOTE 10 - HELD-TO-MATURITY INVESTMENTS

The amortized cost of held-to-maturity investments is as follows:

	09/30/2011	12/31/2010
	Amortized cost	Amortized cost
Brazilian government securities	2,767	2,764
Brazilian external debt bonds (1a)	192	226
Government securities – abroad	-	16
Corporate securities (1b)	100	164
Debentures	30	30
Eurobonds and other	65	130
Securitized real estate loans	5	4
TOTAL	3,059	3,170
(1) Held-to-maturity investments pledged as collateral of funding transactions of financial institutions and clients at September 30, 2011 were: a) R$ 131 and b) R$ 40 (R$ 268 at December 31, 2010).

The amortized cost corresponding of held-to-maturity investments by maturity is as follows:

	09/30/2011	12/31/2010
	Amortized cost	Amortized cost
Current	111	284
Up to 1 year	111	284
Non-current	2,948	2,886
From one to five years	249	344
From five to ten years	1,079	77
After ten years	1,620	2,465
Total	3,059	3,170

During the period ended September 30, 2011, there were no impairment losses recognized with respect to held-to-maturity investments.

NOTE 11 - LOAN OPERATIONS

a)	Loan operations

Below is the composition of balances of loans and advances to clients by type, sector of debtor, maturity and concentration:

Loans and advances to clients, by type	09/30/2011	12/31/2010

Individuals	141,675	125,415
Credit card	35,586	33,041
Personal loan	33,059	23,681
Vehicles	60,431	60,627
Mortgage loans	12,599	8,066

Corporate	92,439	76,583

Small and medium businesses	83,769	79,950

Foreign Loans Latin America	17,826	13,539
Total loans and advances to clients, gross of allowance for loan and lease losses	335,709	295,487

Allowance for loan and lease losses	(22,723)	(19,994)

Total loans and advances to clients, net of allowance for loan and lease losses	312,986	275,493
By business sector of debtor	09/30/2011	12/31/2010
Public sector	1,721	1,138
Industry and commerce	98,785	84,997
Services	69,380	60,295
Primary sector	15,473	13,933
Other sectors	922	2,185
Individuals	149,428	132,939
Total loans and advances to clients, gross of allowance for loan and lease losses	335,709	295,487

By maturity	09/30/2011	12/31/2010
Overdue as from 1 day	13,444	12,229
Falling due in up to 3 months	93,439	82,609
Falling due in more than 3 months but less than one year	83,863	77,354
Falling due after one year	144,963	123,295
Total loans and advances to clients, gross of allowance for loan and lease losses	335,709	295,487

By concentration	09/30/2011	12/31/2010
Largest debtor	2,210	1,620
10 largest debtors	12,723	11,313
20 largest debtors	20,285	18,313
50 largest debtors	34,063	31,831
100 largest debtors	46,370	42,949

b)	Allowance for loan losses

The variations in the Allowance for loan losses are shown in the following table:

Composition of balance of Class of Assets	Opening balance 12/31/2010	Write-offs 01/01 to 09/30/2011	Net increase / (Reversal) 01/01 to 09/30/2011	Closing balance 09/30/2011
Individuals	10,618	(6,357)	8,273	12,534
Credit card	3,306	(2,555)	2,790	3,541
Personal	3,492	(2,150)	3,413	4,755
Vehicles	3,709	(1,589)	2,073	4,193
Mortgage loans	111	(63)	(3)	45
Corporate	1,071	(228)	(174)	669
Small and medium businesses	8,041	(5,057)	6,241	9,225
Foreign loans Latin America	264	(117)	148	295
Total	19,994	(11,759)	14,488	22,723

The composition of the Allowance for loan and lease losses by Sector of our clients is shown in the following table:

	09/30/2011	12/31/2010
Public sector	1	16
Industry and commerce	6,215	5,658
Services	3,448	3,020
Primary sector	295	318
Other sectors	30	123
Individuals	12,734	10,859
Total	22,723	19,994

Itaú Unibanco assesses the objective evidence of the Allowance for loan and lease losses in loans and advances on an individual basis for financial assets that are individually significant, and in aggregate for financial assets that are not individually significant. (Note 2.4f VIII).

The composition of the Allowance for loan and lease losses by type of assessment of objective evidence of loss is shown in the following table:

	09/30/2011						12/31/2010
	Impaired		Not Impaired		Total		Impaired		Not Impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually-evaluated

Corporate	918	345	91,521	324	92,439	669	884	394	75,699	677	76,583	1,071

II – Collectively-evaluated

Individuals	9,974	6,065	131,701	6,469	141,675	12,534	8,086	4,839	117,329	5,780	125,415	10,619
Credit card	2,954	1,805	32,632	1,736	35,586	3,541	2,411	1,458	30,630	1,848	33,041	3,306
Personal loans	2,946	1,758	30,113	2,997	33,059	4,755	2,195	1,380	21,486	2,112	23,681	3,492
Vehicles	3,962	2,477	56,469	1,716	60,431	4,193	3,315	1,938	57,312	1,771	60,627	3,709
Mortgage loan	112	25	12,487	20	12,599	45	165	63	7,901	49	8,066	112

Small and medium businesses	6,520	4,621	77,249	4,604	83,769	9,225	4,856	3,412	75,094	4,629	79,950	8,041

Foreign Loans Latin America	92	54	17,734	241	17,826	295	52	35	13,487	228	13,539	263

Total	17,504	11,085	318,205	11,638	335,709	22,723	13,878	8,680	281,609	11,314	295,487	19,994

c)	Lease operations

Below is the analysis of the minimum present value receivable from financial leases by maturity:

	09/30/2011			12/31/2010
	Minimum future	Future financial	Present	Present
	payments	income	value	value
Current	16,474	(1,219)	15,255	17,415
Up to 1 year	16,474	(1,219)	15,255	17,415
Non-current	20,807	(6,317)	14,490	20,869
Between 1 and 5 years	20,579	(6,264)	14,315	20,100
Over 5 years	228	(53)	175	769
Total	37,281	(7,536)	29,745	38,284

NOTE 12 – INVESTMENTS IN UNCONSOLIDATED COMPANIES

a) Composition

	Interest % at 09/30/2011		09/30/2011					12/31/2010
	Total	Voting	Stockholders’ equity	Net income	Investment	Share of income	Market value	Investment	Share of income	Market value

Porto Seguro Itaú Unibanco Participações S.A. (a)	42.93	42.93	2,723	216	2,040	67	1,720	1,967	107	2,782
Banco BPI S.A. (b) (c)	19.02	19.02	1,670	(1,809)	318	(319)	318	682	75	524
Serasa S.A. (d)	16.14	16.14	1,667	384	269	62	-	256	65	-
Other (e)	-	-	-	-	38	23	-	42	35	-
Total	-	-	-	-	2,665	(167)	-	2,947	282	-
(a) For the purposes of market value, the quotation of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 871 at September 30, 2011 and R$ 896 at December 31, 2010 that correspond to the difference between the share in the net assets of Porto Seguro Itaú Unibanco Participações S.A. and the investment cost.
(b) At September 30, 2011 such investment was adjusted in the amount of R$ 353.
(c) Investment accounted for under the equity method due to significant influence of the management members in the management of business;
(d) Investment held indirectly by Itaú Unibanco Holding due to its 66% interest in subsidiary BIU Participações S.A. which holds 24% interest in Serasa S.A.’s voting capital.
(i) Includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (26.88% total and voting capital); Latosol Empreendimentos e Participação Ltda. (32.11% total and voting capital) and Tecnologia Bancária S.A. (14.86% total capital and 24.81% voting capital).

b) Other Information

The table below shows the summary of the proportional share of the financial information of the investees under the equity method of accounting, on an aggregate basis.

	09/30/2011	12/31/2010
Total assets	110,253	118,236
Total liabilities	104,734	112,409
Total income	6,312	16,301
Total expenses	(5,850)	(15,039)

The investees have no contingent liability that constittues significant exposure to  Itaú Unibanco Holding.

NOTE 13 – LEASE COMMITMENTS – LESSEE

a)	Finance lease

Itaú Unibanco Holding is the lessee in contracts of finance lease of data processing equipment, with the option for purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 299 (R$ 210 at December 31, 2010).

The table below shows the total future minimum payments in:

	09/30/2011	12/31/2010
Current - Up to 1 year	190	129
Non-current - From 1 to 5 years	110	83
Total future minimum payment	300	212
Future interest	1	2
Present value	299	210

b)	Operating lease

Itaú Unibanco Holding leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements.

Minimum payments of services provided by third parties and rents according to operating and capital lease agreements which initial and remaining lease terms cannot be cancelled for more than one year are as follows:

	09/30/2011	12/31/2010
Current	390	823
Up to 1 year	390	823
Non-current	5,457	3,311
From 1 to 5 years	4,410	2,571
Over 5 years	1,047	740
Total future minimum payment	5,847	4,134

NOTE 14 – FIXED ASSETS

			CHANGES
FIXED ASSETS	Annual depreciation rates (%)	Balance at 01/01/2011	Acquisitions	Depreciation expense	Impairment	Disposals	Exchange variation	Other	Balance at 09/30/2011
REAL ESTATE IN USE (1)		1,844	30	(72)	-	(54)	13	20	1,781
Land		1,045	-	-	-	(15)	-	4	1,034
Buildings		799	30	(72)	-	(39)	13	16	747
Cost		2,321	30	-	-	(65)	10	14	2,310
Accumulated depreciation	4	(1,522)	-	(72)	-	26	3	2	(1,563)
OTHER FIXED ASSETS (1)		2,957	1,094	(800)	-	(60)	1	20	3,212
Improvements		625	127	(174)	-	-	2	19	599
Cost		1,115	127	-	-	(94)	6	18	1,172
Accumulated depreciation	10	(490)	-	(174)	-	94	(4)	1	(573)
Installations		267	107	(38)	-	(1)	6	(1)	340
Cost		770	107	-	-	(12)	3	10	878
Accumulated depreciation	10 to 20	(503)	-	(38)	-	11	3	(11)	(538)
Furniture and equipment		432	140	(47)	-	(19)	(22)	(10)	474
Cost		862	140	-	-	(53)	(11)	(10)	928
Accumulated depreciation	10 to 20	(430)	-	(47)	-	34	(11)	-	(454)
EDP systems (2)		1,404	663	(502)	-	(36)	15	12	1,556
Cost		4,746	663	-	-	(394)	26	(2)	5,039
Accumulated depreciation	20 to 50	(3,342)	-	(502)	-	358	(11)	14	(3,483)
Other (communication, security and transportation)		229	57	(39)	-	(4)	-	-	243
Cost		530	57	-	-	(17)	-	-	570
Accumulated depreciation	10 to 20	(301)	-	(39)	-	13	-	-	(327)
TOTAL FIXED ASSETS		4,801	1,124	(872)	-	(114)	14	40	4,993
Cost		11,389	1,124	-	-	(650)	34	34	11,931
Accumulated depreciation		(6,588)	-	(872)	-	536	(20)	6	(6,938)
(1) Fixed assets under construction total R$ 86, of which  Real Estate in Use  Improvements is R$ 34, Improvements are R$ 13 and Equipment is R$ 42.
(2) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance lease operations. Pursuant to this method, assets and liabilities are accounted for in the financial statements, and assets are depreciated consistently with the depreciation criteria we usually adopt for own assets. These agreements amount to R$ 266 at September 30, 2011.

NOTE 15 – INTANGIBLE ASSETS

			CHANGES
INTANGIBLE ASSETS	Annual amortization rates (%) (1)	Balance at 01/01/2011	Acquisitions	Amortization expense	Impairment (3)	Terminated agreements	Exchange variation	Other	Balance at 09/30/2011
ACQUISITION OF RIGHTS TO CREDIT PAYROLL		1,130	208	(466)	(12)	(4)	-	(7)	849
Cost		2,415	208	-	(12)	(130)	-	(11)	2,470
Accumulated amortization (2)		(1,285)	-	(466)	-	126	-	4	(1,621)
OTHER INTANGIBLE ASSETS		1,803	908	(256)	(4)	(25)	16	(5)	2,437
Right for the promotion and offer of financial products and services		1,115	31	(84)	(4)	(25)	1	3	1,037
Cost		1,171	31	-	(4)	(76)	1	10	1,133
Accumulated amortization (2)		(56)	-	(84)	-	51	-	(7)	(96)
Expenditures on acquisition of software		532	267	(152)	-	-	1	(11)	637
Cost		1,327	267	-	-	(109)	6	(85)	1,406
Accumulated amortization	20	(795)	-	(152)	-	109	(5)	74	(769)
Cost of software developed for internal use		-	310	-	-	-	-	-	310
Cost		-	310	-	-	-	-	-	310
Accumulated amortization	-	-	-	-	-	-	-	-	-
Other intangible assets		156	300	(20)	-	-	14	3	453
Cost		271	300	-	-	(6)	20	25	610
Accumulated amortization	10 to 20	(115)	-	(20)	-	6	(6)	(22)	(157)
TOTAL INTANGIBLE ASSETS		2,933	1,116	(722)	(16)	(29)	16	(12)	3,286
Cost		5,184	1,116	-	(16)	(321)	27	(61)	5,929
Accumulated amortization		(2,251)	-	(722)	-	292	(11)	49	(2,643)
(1) All intangible assets have determined useful life, except goodwill on acquisition.
(2) The amortization term is based on the agreement term;
(3) Note 2.4k.

NOTE 16 – DEPOSITS

The table below shows the breakdown of deposits:

	09/30/2011			12/31/2010
	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL
Interest-bearing deposits	129,007	65,599	194,606	114,017	63,134	177,151
Time deposits	63,838	65,277	129,115	53,522	62,894	116,416
Interbank deposits	1,835	322	2,157	1,689	240	1,929
Investment deposits	-	-	-	906	-	906
Savings deposits	63,334	-	63,334	57,900	-	57,900
Non-interest bearing deposits	26,069	-	26,069	25,537	-	25,537
Demand deposits	26,069	-	26,069	25,349	-	25,349
Other deposits	-	-	-	188	-	188
Total	155,076	65,599	220,675	139,554	63,134	202,688

NOTE 17 – FINANCIAL LIABILITIES HELD FOR TRADING

Financial liabilities held for trading are presented in the following table:

	09/30/2011	12/31/2010
	CURRENT	CURRENT
Structured notes	2,426	1,335
Total	2,426	1,335

The amount of changes in Financial liabilities held for trading was R$ 1,091 (R$ 672 at December 31, 2010).

The effect of the credit risk of these instruments is not significant at September 30, 2011 and December 31, 2010.

NOTE 18 – SECURITIES SOLD UNDER REPURCHASE AGREEMENTS, INTERBANK AND INSTITUTIONAL MARKET FUNDS

a)	Securities sold under repurchase agreements and interbank markets

The table below shows the breakdown of funds:

	09/30/2011			12/31/2010
	CURRENT	NON-CURRENT	TOTAL	CURRENT	NON-CURRENT	TOTAL
Deposits received under securities repurchase agreements	99,009	96,560	195,569	122,445	77,212	199,657
Interbank markets	45,154	38,026	83,180	32,551	30,048	62,599
Mortgage notes	38	217	255	48	254	302
Real estate credit bills	12,395	1,357	13,752	8,259	477	8,736
Bills of credit of agribusiness	1,458	1,774	3,232	2,660	114	2,774
Financial bills	596	7,666	8,262	-	2,466	2,466
Import and export financing	18,014	3,592	21,606	11,815	3,640	15,455
Onlending - domestic	12,653	23,420	36,073	9,769	21,920	31,689
Other	-	-	-	-	1,177	1,177

Funding for import and export financing represent credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below.

	BRAZIL	FOREIGN
Securities sold under repurchase agreements	5,50% to 17,35%	0.35% to 5.28%
Mortgage notes	-	2.70% to 7.50%
Real estate credit bills	82% to 100% CDI	-
Financial bills	102,5% to 112,75% CDI	-
Bills of credit of agribusiness	20% to 100% CDI	-
Import and export financing	1,78% to 105,25% CDI	1.25% to 12.75%
Onlending - domestic	1.50% to 15%	-

In “Securities Sold under Repurchase Agreements”, we present our liabilities in transactions in which we sold in cash to clients debt securities issued by our consolidated subsidiaries previously held in treasury, and we undertook to repurchase them at any time after the sale up to a repurchase deadline, on which they must be repurchased by us. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 5.50% and 17.35%. The deadline for repurchase expires in January 2027.

b)	Institutional Markets

The table below presents the breakdown of funds for Institutional Markets:

	09/30/2011			12/31/2010
	CURRENT	NON-CURRENT	TOTAL	CURRENT	NON-CURRENT	TOTAL
Subordinated debt	8,783	29,584	38,367	979	33,508	34,487
Liabilities for issue of debentures	61	1,053	1,114	293	1,091	1,384
Foreign borrowings and securities	5,371	6,484	11,855	2,659	5,983	8,642
Total	14,215	37,121	51,336	3,931	40,582	44,513

	BRAZIL	FOREIGN
Subordinated debt	CDI + 0.35% to IGPM + 7.35%	3.04% to 10%
Liabilities for issue of debentures	100% CDI +0,35%	-
Foreign borrowings and securities	1.04% to 9.5%	1.16% to 11.00%

IGPM and IPCA are inflation rates.

NOTE 19 - OTHER ASSETS AND LIABILITIES

a)	Other Assets

	09/30/2011	12/31/2010
Financial	37,456	40,733
Receivables from credit card issuers	14,118	18,062
Insurance and reinsurance operations	3,819	3,092
Deposits in guarantee of provision for contingent liabilities (Note 31)	12,143	11,025
Deposits for foreign fund raising program	629	1,874
Negotiation and intermediation of securities	2,599	3,079
Receivables from reimbursement of contingent liabilities (Note 31c)	1,555	1,784
Receivables from services provided	1,283	1,141
Amounts receivable from FCVS – Salary Variations Compensation Fund	662	577
Foreign exchange portfolio	515	-
Operations without credit granting characteristics	133	99
Non Financial	7,317	5,851
Prepaid expenses	3,759	2,326
Retirement plan assets (Notes 28b and c)	1,615	1,536
Sundry domestic	1,021	1,298
Sundry foreign	80	88
Other	842	603

b)	Other liabilities

	09/30/2011	12/31/2010
Financial	36,658	41,012
Credit card operations	33,079	37,308
Foreign exchange portfolio	-	320
Negotiation and intermediation of securities	3,198	3,099
Finance leases (Note 13a)	299	210
Funds from consortia participants	82	75
Non Financial	22,532	16,022
Collection and payment of taxes and contributions	4,636	694
Sundry creditors - local	997	848
Funds in transit	6,882	5,130
Provision for sundry payments	1,915	2,306
Social and statutory	2,277	3,156
Related to insurance operations	966	753
Liabilities for official agreements and rendering of payment services	1,464	735
Provision for retirement plan benefits (Notes 28b and d)	230	228
Personnel provision	1,582	1,040
Provision for health insurance	619	606
Deferred income	765	307
Other	199	219

c)	Other Assets and Other Liabilities separated into Current and Non Current

	09/30/2011			12/31/2010
	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL
Other financial assets	27,967	9,489	37,456	27,347	13,386	40,733
Other non financial assets	5,786	1,531	7,317	3,509	2,342	5,851
Other financial liabilities.	36,548	110	36,658	40,904	108	41,012
Other non financial liabilities	21,732	800	22,532	15,794	228	16,022

NOTE 20 – STOCKHOLDERS’ EQUITY

a)	Capital

At the Extraordinary Stockholders’ Meeting held on April 25, 2011 approved by the Brazilian Central Bank on August 22, 2011, the stockholders approved a 100-to-1 reverse stock split and simultaneously a 1-to-100 stock split. Said operation required cancellation of 75 common shares and 44 preferred shares, all of which are book-entry shares of Company’s own issue and existing in treasury, with no capital reduction.

Capital comprises 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 are common and 2,281,649,700 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a change in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 45,000 (R$ 45,000 at December 31, 2010), of which R$ 31,660 (R$ 31,547 at December 31, 2010) refers to stockholders domiciled in Brazil and R$ 13,340 (R$ 13,453 at December 31, 2010) refers to stockholders domiciled abroad.

The table below shows the breakdown and change in shares of paid-in capital and reconciliation of balances at the beginning and end of the period:

	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2010	2,286,135,621	918,287,035	3,204,422,656
Residents abroad at 12/31/2010	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at 12/31/2010	2,289,286,475	2,281,649,744	4,570,936,219
Cancelation of shares - ESM of 04/25/2011 - Approved at 08/22/2011	(75)	(44)	(119)
Shares of capital stock at 09/30/2011	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 09/30/2011	2,284,100,928	931,840,984	3,215,941,912
Residents abroad at 09/30/2011	5,185,472	1,349,808,716	1,354,994,188
Treasury shares at 12/31/2010 (*)	2,202	26,566,015	26,568,217	(628)
Purchase of shares	-	40,970,900	40,970,900	(1,303)
Exercised options - Granting of stock options – Simple and Bonus options	-	(4,582,258)	(4,582,258)	87
Disposals – Stock option plan	-	(4,263,226)	(4,263,226)	140
(-) Cancellation of Shares – ESM of 04/25/2011	(75)	(44)	(119)	-
Treasury shares at 09/30/2011 (*)	2,127	58,691,387	58,693,514	(1,704)
Outstanding shares at September 30, 2011	2,289,284,273	2,222,958,313	4,512,242,586
Outstanding shares at September 30, 2010	2,289,284,273	2,251,178,303	4,540,462,576
(*)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market;

We detail below the costs of shares purchased in the period, as well as the average cost of treasury shares and their market price at 09/30/2011:

Cost/Market value	Common	Preferred
Minimum	-	26.20
Weighted average	-	31.79
Maximum	-	37.40
Treasury shares
Average cost	9.98	29.03
Market value at 09/30/2011	25.50	29.05

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share. The value per share was maintained according to resolution adopted at the A/ESM held on April 24, 2009. In the period, R$ 436 was credited to stockholders.

On August 22, 2011, R$ 1,222 was credited as interest on capital – R$ 0.2706 per share, which net of withholding income tax totals R$ 1,039.

In accordance with IAS 1 and IAS 10, dividends and interest on capital proposed as mandatory minimum at 25% of net income are provided for and total R$ 635 – R$ 0.1408 per share, of which R$ 54 – R$ 0.012 per share as dividends and R$ 683 – R$ 0.1515 per share as interest on capital, which net of withholding income tax totals R$ 581.

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the sell price of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized according to the stock option plan.

d)	Appropriated reserves

	30/09/2011	31/12/2010
CAPITAL RESERVES (1)	285	285
Premium on subscription of shares	284	284
Reserves from tax incentives and restatement of equity securities and other	1	1
REVENUE RESERVES	21,798	16,619
Legal (2)	3,698	3,254
Statutory	18,100	13,365
Dividends equalization (3)	3,378	3,403
Working capital increase (4)	5,731	3,963
Increase in capital of investees (5)	8,991	5,999
Total reserves at parent company	22,083	16,904
(1)	Refers to amounts received by the company that were not included in the statement of income, since they do not refer to compensation for provision of goods or services by the company.
(2)	Legal Reserve – its purpose is to increase the company’s capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(4)	Reserve for Working Capital– its purpose is to guarantee funds for the company’s operations;
(5)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preemptive right in the capital increases of investees.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations for statutory reserves in the legal records of Itaú Unibanco Holding.

NOTE 21 – STOCK OPTION PLAN

Purpose and Guidelines of the Plan

The Group has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or bonus options, personal, not pledged or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of  mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the quantity, the beneficiaries, the type of option, the life of the option under each series, and the vesting and blackout periods for exercising the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

b)	Characteristics of the Programs

I – Simple Options

Prior Programs

Before the merger, Itaú and Unibanco had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA  over the period of at least one (1) and at the most  three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-merger Program

For eligible beneficiaries of the Program, simple options are granted, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at most three (3) months related to the last months to which the options refer. The exercise price is adjusted based on the IGPM or in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II – Partners Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the times they acquire own shares and/or share-based instruments, partner options are granted in accordance with the classification of executives. Vesting periods of partner options or share-based instruments are from 1 to 7 years. Share-based instruments and partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of exercise price in cash.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is  equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partner Options should be held for periods from 5 to 8 years, without any liens or encumbrances, counted from the own shares acquisition date.

Summary of Changes in the Plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Weighted average	Weighted average	Prior balance				To be exercised	To be exercised
Nº	Date	until	deadline	price (R$1)	exercise price	market value	12/31/2010	Granted	Exercised	Forfeited	at 09/30/2011	at 09/30/2010

Simple Options
10th	02/16/2004	12/31/2008	12/31/2011	13.22	12.89	38.60	712,942	-	273,943	-	438,999	796,817
27th	02/01/2005	05/05/2009	01/31/2011	16.52	23.79	37.67	12,650	-	12,650	-	-	12,650
11th	02/21/2005	12/31/2009	12/31/2012	18.60	18.32	35.10	2,877,600	-	1,682,625	27,500	1,167,475	3,727,045
11th	08/01/2005	12/31/2009	12/31/2012	18.60	18.32	35.10	27,500	-	27,500	-	-	27,500
11th	08/06/2007	12/31/2009	12/31/2012	18.60	-	-	11,357	-	-	-	11,357	11,357
27th	02/01/2005	02/01/2010	01/31/2011	16.52	23.79	37.67	16,389	-	16,389	-	-	27,521
34th	03/21/2007	03/21/2010	03/20/2011	35.94	-	-	75,901	-	-	75,901	-	75,901
35th	03/22/2007	03/22/2010	03/21/2011	35.31	-	-	29,518	-	-	29,518	-	29,518
30th	07/04/2006	07/04/2010	07/03/2011	28.48	28.45	36.48	52,710	-	52,710	-	-	52,710
29th	09/19/2005	09/19/2010	09/18/2011	21.59	21.30	38.45	12,650	-	12,650	-	-	12,650
12th	02/21/2006	12/31/2010	12/31/2013	27.68	27.27	36.51	8,025,250	-	1,076,225	60,500	6,888,525	8,773,284
12th	08/06/2007	12/31/2010	12/31/2013	27.68	-	-	15,867	-	-	-	15,867	15,867
16th	08/10/2009	12/31/2010	12/31/2014	31.47	-	-	874,167	-	-	-	874,167	874,167
34th	03/21/2007	03/21/2011	03/20/2012	35.94	-	-	75,901	-	-	-	75,901	75,901
35th	03/22/2007	03/22/2011	03/21/2012	35.89	-	-	29,518	-	-	-	29,518	29,518
36th	05/14/2008	05/14/2011	05/13/2012	44.66	-	-	25,301	-	-	-	25,301	25,301
30th	07/04/2006	07/04/2011	07/03/2012	28.48	-	-	52,707	-	-	-	52,707	52,707
33rd	08/30/2006	08/30/2011	08/29/2012	31.54	-	-	21,083	-	-	-	21,083	21,083
Total options to be exercised					20.57	35.18	12,949,011	-	3,154,692	193,419	9,600,900	14,641,497
13th	02/14/2007	12/31/2011	12/31/2014	35.24	34.82	36.93	8,546,975	-	507,375	182,875	7,856,725	8,980,675
13th	08/06/2007	12/31/2011	12/31/2014	35.24	-	-	30,649	-	-	-	30,649	30,649
13th	10/28/2009	12/31/2011	12/31/2014	35.24	-	-	45,954	-	-	-	45,954	45,954
34th	03/21/2007	03/21/2012	03/20/2013	35.94	-	-	75,901	-	-	-	75,901	75,901
35th	03/22/2007	03/22/2012	03/21/2013	35.89	-	-	29,514	-	-	-	29,514	29,514
36th	05/14/2008	05/14/2012	05/13/2013	44.66	-	-	25,300	-	-	-	25,300	25,300
17th	09/23/2009	09/23/2012	12/31/2014	36.36	-	-	29,551	-	-	-	29,551	29,551
14th	02/11/2008	12/31/2012	12/31/2015	40.63	-	-	10,846,487	-	-	1,513,321	9,333,166	11,485,485
14th	05/05/2008	12/31/2012	12/31/2015	40.63	-	-	20,625	-	-	-	20,625	20,625
14th	10/28/2009	12/31/2012	12/31/2015	40.63	-	-	45,954	-	-	-	45,954	45,954
36th	05/14/2008	05/14/2013	05/13/2014	44.66	-	-	25,300	-	-	-	25,300	25,300
15th	03/03/2009	12/31/2013	12/31/2016	26.57	26.49	35.12	15,067,330	-	117,750	147,620	14,801,960	16,470,760
15th	10/28/2009	12/31/2013	12/31/2016	26.57	-	-	45,954	-	-	-	45,954	45,954
18th	04/17/2010	12/31/2014	12/31/2017	43.16	-	-	6,126,609	-	-	74,386	6,052,223	6,219,312
18th	05/11/2010	12/31/2014	12/31/2017	43.16	-	-	1,206,340	-	-	42,421	1,163,919	1,241,385
37th	04/19/2011	12/31/2015	12/31/2018	42.16	-	-	-	9,810,523	-	-	9,810,523	-
Total options outstanding					33.25	36.59	42,168,443	9,810,523	625,125	1,960,623	49,393,218	44,772,319
Total simple options					22.67	35.41	55,117,454	9,810,523	3,779,817	2,154,042	58,994,118	59,413,816

Partner options
04th	03/03/2008	03/03/2011	-	-	-	37.22	416,487	-	376,581	-	39,906	416,487
05th	09/03/2008	09/03/2011	-	-	-	28.80	490,624	-	425,860	12,729	52,035	493,370
Total options to be exercised						37.22	907,111	-	802,441	12,729	91,941	909,857
06th	03/06/2009	03/06/2012	-	-	-	-	740,362	-	-	21,339	719,023	746,269
07th	06/19/2009	03/06/2012	-	-	-	-	79,446	-	-	-	79,446	79,446
01st	09/03/2007	09/03/2012	-	-	-	-	329,181	-	-	19,673	309,508	334,907
03rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474	33,474
04th	03/03/2008	03/03/2013	-	-	-	-	415,930	-	-	27,498	388,432	415,930
08th	08/17/2010	08/16/2013	-	-	-	-	376,916	-	-	37,530	339,386	384,961
09th	08/30/2010	08/16/2013	-	-	-	-	359,991	-	-	30,280	329,711	359,991
11th	09/30/2010	08/16/2013	-	-	-	-	17,717	-	-	-	17,717	17,717
05th	09/03/2008	09/03/2013	-	-	-	-	490,126	-	-	40,684	449,442	492,872
10th	09/30/2010	09/29/2013	-	-	-	-	1,940,987	-	-	79,810	1,861,177	1,940,987
12th	02/28/2011	02/28/2014	-	-	-	-	-	1,585,541	-	27,511	1,558,030	-
06th	03/06/2009	03/06/2014	-	-	-	-	739,608	-	-	35,004	704,604	745,515
07th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445	79,445
13th	08/19/2011	08/19/2014	-	-	-	-	-	706,397	-	-	706,397	-
08th	08/17/2010	08/16/2015	-	-	-	-	376,876	-	-	38,574	338,302	384,920
09th	08/30/2010	08/16/2015	-	-	-	-	359,962	-	-	30,810	329,152	359,962
11th	09/30/2010	08/16/2015	-	-	-	-	17,712	-	-	-	17,712	17,712
10th	09/30/2010	09/29/2015	-	-	-	-	1,940,951	-	-	85,007	1,855,944	1,940,951
12th	02/28/2011	02/28/2016	-	-	-	-	-	1,585,497	-	29,332	1,556,165	-
13th	08/19/2011	08/19/2016	-	-	-	-	-	706,338	-	-	706,338	-
Total options outstanding					-	-	8,298,684	4,583,773	-	503,052	12,379,405	8,335,059
Total partner options					-	37.22	9,205,795	4,583,773	802,441	515,781	12,471,346	9,244,916

TOTAL SIMPLE/PARTNER OPTIONS					22.67	32.27	64,323,249	14,394,296	4,582,258	2,669,823	71,465,464	68,658,732

III – Fair Value and Economic Assumptions for Cost Recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for simple options and the Black & Scholes method for bonus options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed-upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the Underlying Asset: the share price of Itaú Unibanco Holding (ITUB4) used for calculation is the closing price at BOVESPA on the calculation base date;

Expected dividends the average annual return rate for the last three years, of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan.

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BOVESPA, adjusted by the IGP-M variation.

Granting				Price of
No.	Date	Vesting period	Exercise period until	underlying asset	Fair value	Expected dividends	Risk-free interest rate	Expected volatility

Simple Options
37th	4/19/2011	12/31/2015	12/31/2018	37.26	11.02	2.97%	5.80%	30.53%

Bonus Options (*)
12th	2/28/2011	2/28/2014	-	37.00	33.85	2.97%	-	-
12th	2/28/2011	2/28/2016	-	37.00	31.83	2.97%	-	-
13th	8/19/2011	8/19/2014	-	26.65	24.39	2.97%	-	-
13th	8/19/2011	8/19/2016	-	26.65	22.98	2.97%	-	-

(*) Corresponds to free matching shares whose fair value is calculated based on the fair value of Itaú Unibanco share at the date that the award was granted.

d)	Accounting effects arising from Options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect on Income was R$ 122 (R$ 82 from January 1 to September 30, 2010), as contra-entry to Additional Paid-in Capital – Granted Options Recognized.

In the Stockholders’ Equity, the effect was as follows:

Amount received for the sale of shares – exercised options	233
(-) Cost of treasury shares sold	(227)
Effect on sale (*)	6
(*) Recorded in Additional Paid-in Capital.

NOTE 22 – INTEREST AND SIMILAR INCOME AND EXPENSES AND NET GAIN (LOSS) FROM FINANCIAL ASSETS AND LIABILITIES

a)	Interest and similar income

	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Central Bank compulsory deposits	2,486	1,325	6,835	2,557
Interbank deposits	248	224	651	643
Securities purchased under agreements to resell	2,829	2,702	7,719	7,742
Financial assets held-for-trading	4,661	1,863	12,006	5,103
Available-for-sale financial assets	663	653	1,987	2,316
Held-to-maturity financial assets	87	106	279	307
Loan operations	15,509	12,776	43,215	37,142
Other financial assets	276	199	763	624
Total	26,759	19,848	73,455	56,434

b)	Interest and similar expenses

	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Securities sold under repurchase agreements	(6,859)	(4,450)	(17,908)	(11,266)
Deposits	(3,988)	(3,285)	(11,289)	(9,019)
Financial expense from technical reserves for insurance and private pension plans	(1,326)	(1,346)	(3,641)	(2,826)
Interbank market	(1,338)	(476)	(2,508)	(1,593)
Institutional market	(5,285)	(575)	(6,498)	(1,660)
Other financial liabilities.	(637)	-	(637)	-
Total	(19,433)	(10,132)	(42,481)	(26,364)

c)	Net gain (loss) from financial assets and liabilities

	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Financial assets and liabilities held for trading including derivatives	(745)	1,510	(1,090)	1,789
Financial assets designated at fair value through profit or loss	5	11	15	22
Available-for-sale investments	135	(31)	440	54
Total	(605)	1,490	(635)	1,865

NOTE 23 - BANKING SERVICE FEES

	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Current account services	1,593	1,108	4,026	3,178
Asset management fees	714	660	2,046	1,909
Collection commissions	280	274	769	791
Fees for credit card services	1,896	1,631	5,380	4,678
Fees for guarantees issued and credit lines	343	359	1,027	1,075
Brokerage commission	63	93	309	369
Other	242	238	736	633
Total	5,131	4,363	14,293	12,633

NOTE 24 - OTHER INCOME

	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Gains on sale of assets held for sale, fixed assets and investments in unconsolidated companies	76	53	201	175
Recovery of expenses	39	37	97	142
Reversal of provisions	141	17	351	210
Other	1,327	170	1,681	875
Total	1,583	277	2,330	1,402

NOTE 25 - GENERAL AND ADMINISTRATIVE EXPENSES

	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Personnel expenses	(3,979)	(3,212)	(10,350)	(9,274)
Compensation	(1,820)	(1,434)	(4,704)	(4,895)
Charges	(654)	(573)	(1,631)	(1,604)
Welfare benefits	(404)	(380)	(1,208)	(1,138)
Retirement plans and post-employment benefits (Note 28)	(11)	113	52	833
Defined benefit	(7)	121	49	(134)
Defined contribution	(4)	(8)	3	967
Stock option plan	(91)	1	(91)	-
Training	(70)	(60)	(190)	(150)
Dismissals	(187)	(236)	(664)	(623)
Employees' profit sharing	(742)	(643)	(1,914)	(1,697)
Administrative expenses	(3,221)	(3,276)	(9,152)	(8,781)
Data processing and telecommunications	(856)	(837)	(2,560)	(2,289)
Third-party services	(803)	(704)	(2,233)	(1,939)
Installations	(282)	(426)	(701)	(930)
Advertising, promotions and publications	(281)	(306)	(724)	(838)
Rent expenses	(241)	(223)	(701)	(640)
Transportation	(147)	(163)	(430)	(441)
Materials	(116)	(136)	(335)	(324)
Expenses for financial services	(113)	(107)	(339)	(345)
Security	(119)	(114)	(359)	(325)
Utilities	(68)	(67)	(221)	(211)
Travel expenses	(48)	(45)	(135)	(114)
Other	(147)	(149)	(414)	(386)
Depreciation	(303)	(342)	(872)	(894)
Amortization	(236)	(238)	(722)	(716)
Insurance acquisition expenses	(383)	(301)	(949)	(952)
Other expenses	(2,532)	(1,426)	(5,916)	(4,087)
Expenses related to credit cards	(471)	(430)	(1,504)	(1,145)
Reimbursement related to acquisitions	(31)	(1)	(139)	(70)
Losses with third parties’ frauds	(213)	(122)	(545)	(407)
Loss on sale of assets held for sale, fixed assets and investments in unconsolidated companies	(34)	(43)	(107)	(174)
Settlement of contingencies	(1,442)	(566)	(2,654)	(1,550)
Other	(342)	(263)	(968)	(741)
Total	(10,654)	(8,795)	(27,961)	(24,704)

NOTE 26 - INCOME TAX AND SOCIAL CONTRIBUTION

Itaú Unibanco Holding and each of its subsidiaries file separate corporate income tax returns for each fiscal year. Income tax in Brazil comprises federal income tax and social contribution on net income, which is a tax on income additional to federal income tax.

a)	Composition of expenses for taxes and contributions

The amounts recorded as income tax  and social contribution expense in the consolidated financial statements are reconciled to the statutory rates, as follows:

Current income tax and social contribution	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Net income before income tax and social contribution	2,902	4,246	12,707	12,942
Charges (income tax and social contribution) at the rates in effect (Note 2.4m)	(1,177)	(1,700)	(5,099)	(5,177)
Increase/decrease to income tax and social contribution charges arising from:	1,865	202	3,115	1,484
Share of income of unconsolidated companies, net	108	27	56	85
Foreign exchange variation on assets and liabilities abroad	1,269	(58)	813	33
Interest on capital	429	388	1,267	1,139
Dividends, interest on external debt bonds and tax incentives	71	76	258	243
Other (*)	(12)	(231)	721	(16)
Total income tax and social contribution	688	(1,498)	(1,984)	(3,693)
(*) It includes the Program for Cash or Installment Payment of Federal Taxes – Law No. 11,941/09.

b)	Deferred taxes

I -	The deferred tax asset balance and its changes are as follows:

	12/31/2010	Realization / Reversal	Increase	09/30/2011
Reflected in income	25,536	(7,615)	11,149	29,070
Related to income tax and social contribution loss carryforwards	2,998	(1,001)	2,935	4,932
Allowance for loan losses	10,423	(3,183)	4,929	12,169
Adjustment to market value of derivative financial instruments	22	(33)	335	324
Goodwill on purchase of investments	5,905	(823)	-	5,082
Legal liabilities – tax and social security	1,313	(49)	87	1,351
Provision for contingent liabilities	2,418	(701)	1,039	2,756
Civil lawsuits	1,038	(243)	366	1,161
Labor claims	884	(399)	479	964
Tax and social security contributions	462	(46)	194	610
Other	34	(13)	-	21
Adjustments of operations carried out in futures settlement market	47	(8)	139	178
Provision related to health insurance operations	242	-	5	247
Other	2,168	(1,817)	1,679	2,030
Reflected in stockholders’ equity	132	(72)	92	152
Adjustment to market value of available-for-sale securities	132	(72)	92	152
Total (*)	25,668	(7,687)	11,241	29,222
(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by taxable entity and total R$ 22,725 (R$ 19,918  at December 31, 2010) and R$ 4,261 (R$ 5,374 at December 31, 2010).

II-	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2010	Realization / Reversal	Increase	09/30/2011
Reflected in income	10,403	(2,275)	2,164	10,292
Depreciation in excess – finance lease	8,295	(1,770)	1,361	7,886
Taxation of results abroad – capital gains	43	-	12	55
Adjustments of operations carried out in futures settlement market	43	(31)	-	12
Adjustment to market value of securities and derivative financial instruments	264	(292)	396	368
Restatement of escrow deposits and contingent liabilities	701	(71)	193	823
Pension plans	543	-	123	666
Other	514	(111)	79	482
Reflected in stockholders’ equity	721	(254)	-	467
Adjustment to market value of available-for-sale securities	721	(254)	-	467
Total (*)	11,124	(2,529)	2,164	10,759
 (*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by taxable entity and total R$ 22,725 (R$ 19,918 at December 31, 2010) and R$ 4,261 (R$ 5,371 at December 31, 2010).

III-
The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001, and from the Provision for Deferred Income Tax and Social Contribution existing at September 30, 2011, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets			Provision for
		Tax loss/social		deferred
	Temporary differences	contribution on loss carryforwards	Total	income tax and social contribution	Net deferred taxes
2011	5,408	870	6,278	(1,725)	4,553
2012	6,184	1,945	8,129	(2,479)	5,650
2013	4,822	1,344	6,166	(2,583)	3,583
2014	2,307	719	3,026	(1,596)	1,430
2015	2,073	46	2,119	(821)	1,298
Over 2015	3,497	7	3,504	(1,555)	1,949
Total	24,290	4,932	29,222	(10,759)	18,464
Present value (*)	21,550	4,537	26,087	(9,473)	16,614
 (*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

There were no deferred tax assets and liabilities which have not been recognized.

NOTE 27 – EARNINGS PER SHARE

Basic and diluted earnings per share were computed pursuant to the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of Itaú Unibanco Holding S.A. by the average number of shares for the period, and by excluding the number of shares purchased by the company and held as treasury shares. Diluted earnings per share are computed on a similar way, but with the adjustment made when assuming the conversion of all shares that may be diluted in denominator.

Net income attributable to owners of the parent company – Basic earnings per share	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Net income	3,391	2,568	10,186	8,660
Minimum non-cumulative dividend on preferred shares in accordance with our by-laws	(49)	(50)	(49)	(50)
Subtotal	3,342	2,518	10,137	8,610
Retained earnings to be distributed to ordinary equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(50)	(50)	(50)	(50)
Subtotal	3,292	2,468	10,087	8,560

Retained earnings to be distributed to ordinary and preferred equity owners on a pro-rata basis
To ordinary equity owners	1,668	1,245	5,092	4,322
To preferred equity owners	1,624	1,223	4,995	4,238

Total net income available to ordinary equity owners	1,719	1,295	5,142	4,372
Total net income available to preferred equity owners	1,672	1,273	5,044	4,288

Weighted average outstanding shares
Common shares	2,289,284,273	2,287,784,273	2,289,284,273	2,288,117,606
Preferred shares	2,227,780,811	2,247,461,583	2,245,523,843	2,244,091,221

Net income per share - Basic – R$
Common shares:	0.75	0.57	2.25	1.91
Preferred shares	0.75	0.57	2.25	1.91
Net income attributable to owners of the parent company – Diluted earnings per share	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Total net income available to preferred equity owners	1,672	1,273	5,044	4,288
Dividend on Preferred shares after dilution effects	5	5	12	13
Net income available to preferred equity owners considering preferred shares after the dilution effect	1,677	1,278	5,056	4,301

Total net income available to ordinary equity owners	1,719	1,295	5,142	4,372
Dividend on Preferred shares after dilution effects	(5)	(5)	(12)	(13)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	1,714	1,290	5,130	4,359

Adjusted weighted average of shares
Common shares	2,289,284,273	2,287,784,273	2,289,284,273	2,288,117,606
Preferred shares	2,240,444,592	2,264,103,854	2,256,780,507	2,257,443,876
Preferred shares	2,227,780,811	2,247,461,583	2,245,523,843	2,244,091,221

Incremental shares from stock options granted under our Stock Option Plan	12,663,781	16,642,271	11,256,664	13,352,655

Earnings per share - Diluted – R$
Common shares	0.75	0.56	2.24	1.91
Preferred shares	0.75	0.56	2.24	1.91

Potential anti-dilution effects of shares from our stock option plan, which were excluded from the calculation of diluted earnings per share totaled 10,911,860 preferred shares at September 30, 2011 and 3, 777,808 preferred shares at September 30, 2010.

NOTE 28 –EMPLOYEE BENEFITS

As prescribed in IAS 19, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted.

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, which basic purpose is granting benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulation, which does not require actuarial calculation.

Employees hired until July 31, 2002, by Itaú, and until February 27, 2009, by Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a) Description of the Plans

The plans’ assets are invested in separate funds, with the exclusive purpose of providing benefits to eligible employees, and they are maintained independently from ITAÚ UNIBANCO HOLDING. These funds are maintained by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco	Plano de Aposentadoria Complementar - PAC (1)
Plano de Benefício Franprev - PBF (1)
Plano de Benefício 002 - PB002 (1)
Plano Básico Itaulam - PBI (1)
Plano Suplementar Itaulam - PSI (2)
Plano Itaubanco CD (3) (4)
Fundação Bemgeprev	Plano de Aposentadoria Complementar Móvel Vitalícia - ACMV (1)
Funbep Fundo de Pensão Multipatrocinado	Plano de Benefícios Funbep I (1)
Plano de Benefícios Funbep II (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Plano de Benefícios Prebeg (1)
Itaú Fundo Multipatrocinado	Plano BD Itaú (1)
Plano CD Itaú (2)
Múltipla - Multiempresas de Previdência Complementar	Plano de Aposentadoria Redecard Básico (1)
Plano de Aposentadoria Redecard Suplementar (2)
Itaubank Sociedade de Previdência Privada	Plano de Aposentadoria Itaubank (3)
UBB-PREV - Previdência Complementar	Plano de Previdência Unibanco (3)
Plano Básico (1)
Plano IJMS (1)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Plano de Benefícios II (1)
(1) Defined benefit plan;
(2) Variable contribution plan;
(3) Defined contribution plan;
(4) The Plano Itaubanco CD was set up as a result of the partial spin-off of the PAC, and it was offered exclusively to the participants of this plan, who are not receiving supplementary retirement by PAC. The participants who have not joined the Plano Itaubanco CD, as well as those already receiving benefits from the PAC plan, will remain in this latter, without any interruption, and will have their vested rights guaranteed.  As set forth in the Plano Itaubanco CD regulation, the transaction and novation period ended on May 8, 2010.

b)	Defined benefit plans

I -	Main assumptions used in actuarial valuation of Retirement Plans

	09/30/2011	12/31/2010
Discount rate (1)	9.72% p.a.	9.72% p.a.
Expected return rate on assets	12.32 % p.a.	12.32% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Exp. 2003/2004	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit
(1) Upon determination for amounts at January 1, 2010, the discount rate of 10.24% p.a was adopted.
(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables;
The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.
(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 1.2% p.a. based on the 2003/2004 experience;
(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

The basic difference between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities that manage them, is the actuarial method. For this purpose, the Bank adopts the aggregate method, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II –Management of defined benefit plan assets

The purpose of the management of the funds from the closed-end private pension entities is the long-term balance between pension assets and liabilities by exceeding the actuarial goals.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by preventing the risk of mismatching assets and liabilities by pension plan.

The allocation of plan assets and the allocation target by type of asset are as follows:

	At	At	% Allocation
Types	09/30/2011	12/31/2010	09/30/2011	12/31/2010	2011 Target
Fixed income securities	10,225	9,818	87.81%	87.43%	53% to 100%
Variable income securities	993	1,005	8.53%	8.95%	0% to 25%
Structured investments	13	11	0.11%	0.10%	0% to 10%
Foreign investments	-	4	0.00%	0.04%	0% to 3%
Real estate	345	368	2.96%	3.28%	0% to 4%
Loans to participants	23	23	0.20%	0.20%	0% to 5%
Other assets	45	-	0.39%	-	0% to 3%
Total	11,644	11,229	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 505 (R$ 542 at December 31, 2010), and real estate rented to Group companies, with a fair value of R$ 297 (R$ 309 at December 31, 2010).

The expected income from portfolios of benefit plan assets is based on projections of returns for each of the segments detailed above. For the fixed-income segment, the adopted interest rates were taken from long-term securities included in the portfolios, and the interest rates practiced in the market at the balance sheet date. For the variable-income segment, the 12-month expected returns of the market for this segment were adopted. For the real estate segment, the cash inflows of expected rental payments for the following 12 months were adopted. For all segments, the basis adopted was the portfolio positions at the balance sheet date.

III- Net amount recognized in the balance sheet

We present below the calculation of the net amount recognized in the balance sheet:

	09/30/2011	12/31/2010
1 - Net assets of the plans	11,644	11,229
2 - Actuarial liabilities	(10,107)	(9,871)
3- Surplus (1-2)	1,537	1,358
4- Asset ceiling (*)	(1,216)	(1,114)
5 - Net amount recognized in the balance sheet (3-4)	321	244
Amount recognized in Assets	444	367
Amount recognized in Liabilities	(123)	(123)
(*) – Corresponds to the excess of present value of the available economic benefit, in conformity with item 58 of IAS 19.

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into account the subsidiary adjustments. The actuarial gains and losses for the period were recognized in income under “General and administrative expenses”.

IV - Change in net assets, actuarial liabilities, and surplus

	09/30/2011			12/31/2010
	Net assets	Actuarial liabilities	Surplus	Net assets	Actuarial liabilities	Surplus
Present value – beginning of the period	11,229	(9,871)	1,358	14,817	(11,233)	3,584
Effects of the partial spin-off of PAC (1)	-	-	-	(5,147)	2,710	(2,437)
Expected return on assets (3)	771	-	771	1,342	-	1,342
Cost of current service	-	(71)	(71)	-	(87)	(87)
Interest cost	-	(701)	(701)	-	(943)	(943)
Benefits paid	(422)	422	-	(568)	568	-
Contributions of sponsors	23	-	23	42	-	42
Contributions of participants	7	-	7	40	-	40
Actuarial gain/(loss) (2) (3)	36	114	150	703	(886)	(183)
Present value – end of the period	11,644	(10,107)	1,537	11,229	(9,871)	1,358
(1) Corresponds to the effect of the partial spin-off of the PAC and creation of the Plano Itaubanco CD, which migration process resulted in the curtailment and partial settlement of PAC obligations. The curtailment which implied a reduction in obligations and thus in actuarial liabilities, made on December 31, 2009, is already adjusted in the opening balance (January 1, 2010). At March 31, 2010, the PAC participants who opted for the voluntary migration to the Plano Itaubanco CD had all of their obligations settled by PAC through the initial contribution of the assets previously held by PAC for individual accounts corresponding to the Plano Itaubanco CD. PAC is no longer responsible for any retirement benefit obligations at the PAC level related to these participants. After the partial settlement of PAC, assets were transferred from PAC to Plano Itaubanco CD.
(2) Gains recorded in Net Assets correspond to the income earned above the expected return rate of assets.
(3) The actual return on assets amounted to R$ 807 (R$ 2,045 at December 31, 2010).

V- Total revenues (expenses) recognized in income for the year

Total expenses recognized in defined benefit plans include the following components:

	09/30/2011	09/30/2010
Cost of current service	(71)	(63)
Interest cost	(701)	(719)
Expected return on the plan assets	771	1,038
Effects of the partial spin-off of PAC	-	(2,437)
Effect on asset ceiling	(107)	1,699
Gains/(loss) in the period	150	323
Contributions of participants	7	25
Total revenue (expenses) recognized in income for the year	49	(134)

During the period, contributions made totaled R$ 23 (R$ 42 at December 31, 2010). The contribution rate increases based on the beneficiary’s salary.

In 2011, contribution to the defined benefit retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 37.

c) Defined contribution plans

The defined contribution plans have pension funds formed by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

The amount recognized in assets is R$ 1,172 ( R$ 1,169 at December 31, 2010).

Total revenue recognized in defined contribution plans includes the following components:

	09/30/2011	09/30/2010
Effects of the partial spin-off of PAC	-	1,477
Contribution	(100)	(76)
Actuarial gain/(loss)	21	119
Effect on asset ceiling	82	(553)
Total revenue recognized in income for the year	3	967

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into account the subsidiary adjustments. The actuarial gains and losses for the period were recognized in income under “General and administrative expenses”.

During the period, the contributions to the defined contribution plans, including PGBL, totaled R$ 128 (R$ 100 at September 30, 2010), of which R$ 108 (R$ 76 at September 30, 2010) were from pension funds.

d)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by Itaú Unibanco Holding, under the terms and conditions established, in which health plans are totally or partially sponsored for former workers and beneficiaries.

I-	Changes

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of Itaú Unibanco Holding are as follows:

	09/30/2011	12/31/2010
At the beginning of the period	(105)	(100)
Interest cost	(7)	(10)
Benefits paid	4	5
Actuarial gain/(loss)	1
At the end of the period	(107)	(105)

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into account the subsidiary adjustments. The actuarial gains and losses for the period were recognized in income under “General and administrative expenses”.

II-	Assumptions and sensitivity at 1%

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 28b I), the 8.16%p.a. increase in medical costs assumption is adopted.

Presumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the effects as follows:

	1.0% increase	1.0% decrease
Effects on service cost and interest cost	1	(1)
Effects on present value of obligation	14	(11)

NOTE 29 – INSURANCE CONTRACTS

a)	Insurance contracts

Itaú Unibanco Holding, through its subsidiaries, offers to the market Insurance and Private Pension. Products are offered through insurance brokers (third parties operating in the market and its own), Itaú Unibanco’s branches and electronic channels, according to their characteristics and regulatory requirements.

In all segments, the process for creating a new product takes place upon demand considering new opportunities arising in the market or from a specific negotiation.

The products developed are submitted to a committee, coordinated and controlled by the Governance of Products, in which all flows comprising the operational, commercial, legal, accounting, financial, internal controls and technology views are analyzed, discussed and approved by the several areas involved.

The Governance process of product evaluation is regulated by the Corporate Policy on Product and Operations Evaluation, and requires the integration of activities between the product and evaluation areas, forming an organized group of activities that will add value to clients and competitive differentials.

Internal regulatory circulars provide for and support product evaluation and approval flows, attribution of responsibilities, provisions for carrying out processes, and also maximum and minimum balance limits, contribution, minimum premium and other, which aim at preserving the consistency of process and product results.

There are also policies on underwriting risks established in each segment, such as technical actuarial limits per line and coverage, which are controlled systemically or operationally.

This product creation process takes into consideration the following chain of events:

•	Development of product by managers in order to meet a market demand;

•	Submission of the detailed product characteristics to Governance;

•	Creation of parameterization of new products in IT systems with the concomitant evaluation of the need for developing new implementation;

•	Launch of product after authorization from the Product Governance Committee.

For private pension products, there are also flows from the registry of funds with the Brazilian Securities and Exchange Commission (CVM) and the steps to obtain the approval of actuarial technical notes and rules from SUSEP for further sales. There is possibility for customizing minimum amounts, fund management and entry fees, actuarial table and interest upon negotiation with evaluation of internal pricing model agreed in a specific contract.

There are policies on balance and minimum contribution adequate to each negotiation. Risk benefits, considered ancillary coverage, follow their own and specific conditions, such as coverage limits, target audience and statement of health, among others, according to each business. In addition, increased risks count on excess of loss coverage through reinsurance.

Each product has rules according to the channel and segment to which it will be sold. Pricing policies are shaped according to internal models, in compliance with the corporate standard pricing model developed by the Risk and Financial Controls Area, in the context of the Governance of product evaluation.

The cost management of Insurance and Private Pension products includes the groups of Administrative, Operating and Selling Expenses, where Administrative Expenses based on the recognition by cost centers are allocated to products and sales channels according to the definition of the respective activities, following the corporate managerial model of the Itaú Unibanco Conglomerate. Operating and Selling expenses are based on the line for product identification and policy segmentation in order to define the sales channel.

b)	Main Products

I-	Insurance

Itaú Unibanco Holding, through its insurance companies, supplies the market with insurance products with the purpose of assuming risks and restoring the economic balance of the property damaged of the policyholder.

In this segment, clients are mainly divided into the Individual (Retail, UniClass, Personnalité and Private) and Corporate (Companies, Corporate and Condominium) markets.

The contract entered into between the parties aims at guaranteeing the protection of the client assets. Upon payment of a premium, the policyholder is guaranteed a protection through previously agreed replacement or indemnification for damages that may cause asset or personal imbalance. Itaú Unibanco Holding insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnify the policyholder loss in the event of claims of covered perils.

The insurance risks sold by insurance companies of Itaú Unibanco Holding are divided into property and casualty, and life insurance.

•	Property and casualty insurance: cover losses, damages or liabilities for properties or persons, excluding from this classification life insurance lines;

•	Life insurance: Include coverage of peril of death and personal accidents.

	Loss ratio		Sales ratio
	%		%
Main insurance lines	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Group life	41.5	42.4	11.6	12.9
Extended warranty	20.8	19.4	65.3	68.7
Group accident insurance	7.9	8.4	45.8	40.4
Credit life	22.5	27.7	24.7	28.4
Mandatory personal injury by motor vehicle (DPVAT)	87.0	87.4	1.5	1.4
Multiple peril	8.3	16.3	60.9	48.8
Individual accident	31.9	29.6	13.2	17.1
Commercial multiple peril	43.7	38.6	17.5	26.5
National Transport	69.0	62.2	18.8	14.9
General civil liability	36.6	44.6	7.6	12.9

II-	Private Pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as an additional income to social security, through long-term investments, Private Pension products are divided into three major groups:

•
PGBL (Plan Generator of Benefits): Its main objective is the accumulation, but it can be purchased with additional risk coverage. Recommended to clients that file the extended version of income tax return, because they can deduct contributions paid from the income tax calculation basis up to 12% of the annual taxable gross income.

•	VGBL (Redeemable Life Insurance): It is an insurance structured as a pension plan. Its taxation differs from the PGBL, in this case, the tax basis is the earned income.

•	FGB (Fund Generator of Benefits): Pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are active plans, they are no longer sold.

III-	Revenue from insurance and private pension premiums

The revenue of the main insurance and private pension products is as follows:

Retained premiums and contributions:	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
VGBL	2,553	1,676	7,075	4,688
Extended warranty	324	305	997	812
PGBL	265	211	920	840
Life	299	292	839	870
Accident insurance	252	264	574	568
Credit life	113	112	340	303
Mandatory personal injury caused by motor vehicle (DPVAT)	74	56	250	238
Traditional	75	148	245	328
Other lines	294	205	1,046	915
	4,249	3,269	12,286	9,562

c)	Technical reserves for insurance and pension plan

Technical reserves for insurance and private pension are recognized according to the criteria established by the National Council of Private Insurance (CNSP) Resolution No. 162 of December 26, 2006 and further amendments introduced.

I -	Insurance:

•
Reserve for Unearned Premiums – recognized based on premiums issued, calculated on  a daily “pro rata” basis, and represents the portion of premium corresponding to the policy period not yet elapsed. Reserve for Unearned Premiums for Risks in Force but Not Yet Issued is recognized based on technical actuarial note, and has the objective of estimating a portion of unearned premiums related to risks assumed by insurance companies and that are in issue process;

•	Reserve for Premium Deficiency – recognized according to technical actuarial note if a premium deficiency is found;

•
Reserve for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments; in order to determine the amount provisioned for claims awaiting judicial decision, court-appointed experts and legal advisors make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company;

•	Reserve for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II –	Private Pension:

The mathematical provisions represent amounts of obligations assumed as insurance for living benefits, retirement plans, disability, pension and annuity and are calculated according to the method of accounting provided for in the contract.

•
Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•
Provision for insufficient contribution – recognized when there is insufficient premiums or contributions, and takes into consideration the general biometric mortality tables AT-2000 Basic Male and AT-2000 Basic Female with improvement;

•	Reserve for Unexpired Risks – recognized to include the estimate of risks in force but not expired;

•	Reserve for events incurred but not reported (IBNR) – recognized based on the estimated amount of events occurred but not reported;

•	Reserve for financial surplus – recognized by the difference between the contributions adjusted daily by the Investment Portfolio and the accumulated fund set up;

•
Other reserves – basically refer to the Reserve for Administrative Expenses recognized according to the Actuarial Technical Note to cover expenses arising from the payment of benefits provided for in the plan, in view of the events occurred and to be occurred. It also includes the heading Redemptions and/or Other Policy Benefits that refers to amounts not yet paid through the balance sheet date.

III -	Change in technical reserves for insurance and private pension

The details about changes in balances of Technical Reserves for insurance and private pension operations are as follows:

	9/30/2011				12/31/2010
	Property, individuals and individual life insurance	Private pension	Life with living benefits	Total	Total
Opening balance	5,527	18,296	33,041	56,864	47,945
(+) Additions arising from premiums/ contributions	12,123	1,152	7,023	19,918	20,457
(-) Deferral of risk elapsed (EPR)	(11,197)	-	-	(11,197)	(11,709)
(-) Payment of losses/benefit	(1,739)	(77)	(5)	(1,748)	(2,699)
(+) Reported claims	1,683	-	-	1,683	2,029
(-) Redemption	(152)	(722)	(2,740)	(3,449)	(4,199)
(+/-) Net portability	(115)	213	16	234	(41)
(+) Adjustment of reserves and financial surplus	1	1,166	2,304	3,469	3,847
(+/-) Other (recognition/reversal)	1,578	2	(21)	1,584	1,235
Reserves for insurance and private pension	7,709	20,030	39,618	67,357	56,864

	INSURANCE		PRIVATE PENSION		TOTAL
	9/30/2011	12/31/2010	9/30/2011	12/31/2010	9/30/2011	12/31/2010
Mathematical of benefits to be granted and granted	16	30	58,326	50,070	58,342	50,100
Unearned premiums	4,183	2,465	-	-	4,183	2,465
Unsettled claims	2,477	2,163	-	-	2,477	2,163
Financial surplus	2	2	471	458	473	460
IBNR	710	587	10	9	720	596
Premium deficiency	299	273	-	-	299	273
Insufficient contribution	-	-	661	602	661	602
Mathematical for redemptions	-	-	-	-	-	-
Raffle contingency	-	-	-	-	-	-
Other	22	7	180	198	202	205
TOTAL	7,709	5,527	59,648	51,337	67,357	56,864

d)	Deferred acquisition costs

Deferred acquisition costs of direct insurance are direct and indirect costs incurred to sell, underwrite and start a new insurance contract.

Direct costs are basically represented by commissions paid for brokerage, agency and soliciting efforts and are deferred for amortization proportionally to the recognition of revenue from earned premium, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.
Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Insurance
Balance at 01/01/2011	1,649
Purchase for the period	548
Amortization for the period	(143)
Balance at 09/30/2011	2,054
Balance to be amortized up to 12 months	1,471
Balance to be amortized after 12 months	582

Balance at 01/01/2010	1,650
Purchase for the period	36
Amortization for the period	(37)
Balance at 31/12/2010	1,649
Balance to be amortized up to 12 months	1,339
Balance to be amortized after 12 months	310

e)	Table of loss development

Changes in the amount of obligations of the group may occur at the end of each annual closing. The table below shows that development by the claims incurred method. The top of the table below shows how the final loss estimate changes through time. The bottom of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

The reserve for unsettled claims is comprised as follows, at the annual closing of September 30, 2011.

I – Gross of reinsurance

Reserve for unsettled claims and for claims incurred but not reported
Liability claims presented in the table development								2,515
DPVAT operations								291
Retrocession and other estimates								391
Total reserve								3,197

Date	2.005	2.006	2.007	2.008	2.009	2.010	2.011	TOTAL
At the end of reporting year	994	1,911	1,298	2,011	1,562	1,868	1,845
After 1 year	994	1,917	1,353	2,368	1,655	1,860
After 2 years	1,032	1,914	1,397	2,309	1,615
After 3 years	1,004	2,031	1,386	2,288
After 4 years	1,022	1,999	1,381
After 5 years	1,020	1,993
After 6 years	1,009

Current estimate	1,009	1,993	1,381	2,288	1,615	1,860	1,845	11,991
Accumulated payments through base date	938	1,910	1,296	2,136	1,401	1,363	758	9,802
Liabilities recognized in the balance sheet	71	82	85	152	214	497	1,087	2,188
Liabilities in relation to years prior to 2005								327
Total liabilities included in balance sheet								2,515

Net of reinsurance

Reserve for unsettled claims and for claims incurred but not reported
Liability claims presented in the table development								1,324
DPVAT operations								291
Reinsurance, retrocession and other estimates								1,582
Total reserve								3,197

Date	2.005	2.006	2.007	2.008	2.009	2.010	2.011	TOTAL
At the end of reporting year	779	820	923	1,052	1,150	1,174	1,303
After 1 year	779	831	968	1,118	1,219	1,188
After 2 years	777	839	994	1,122	1,189
After 3 years	786	865	997	1,112
After 4 years	793	869	978
After 5 years	797	857
After 6 years	789

Current estimate	789	857	978	1,112	1,189	1,188	1,303	7,416
Accumulated payments through base date	754	809	918	1,031	1,065	1,035	671	6,283
Liabilities recognized in the balance sheet	35	48	60	81	124	154	632	1,134
Liabilities in relation to years prior to 2005								190
Total liabilities included in balance sheet								1,324

f)	Liability adequacy test

As established in IFRS 4 – Insurance Contracts, the insurance company shall carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of projected cash flow. The estimate should consider all cash flows related to the business is the minimum requirement for carrying out the adequacy test.

The Liability Adequacy Test indicated the need for a supplement of R$ 24 million in technical reserves of the company. The required supplement was applied to certain private pension plans in the phase of accumulation, however accounting only for an addition of 0.6% in technical reserves for these plans.

The assumptions used in the test were as follows:

a)	The risk grouping criteria are based on the homogeneity of the risks

b)
The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and fixed pursuant to an internal policy of the company.

c)
The methodology for testing all products is based on the cash flows projection. Specifically for insurance products, cash flows were projected using the method known as chain-ladder triangle of quarterly frequency.

d)
Cancellations, partial redemptions, future contributions, conversions into income and administrative expenses are periodically reviewed pursuant to the best practices and analysis of the subsidiaries experience. Accordingly, they represent the best estimates for projection of current estimates.

e)	Mortality: biometric tables broken down by gender, adjusted according to life expectancy development (improvement).

g)	Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance and the main actuarial assumptions involved in the management and pricing of associated risks are claims frequency and severity. Volatility above the expected number of claims and amount of claim compensations may result in unexpected losses.

Life insurance and pension plans are, in general, short- and long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) increase above the anticipated increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) decrease below the anticipated decrease in mortality expectancy for products with survivorship coverage (mostly life insurance.)

Products offering financial guarantee predetermined under contract have financial risk inherent in its underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to increase above the anticipated increase in the rates of conversion into income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of the company, market benchmarks and actuary's experience.

h)	Risks of insurance and private pension

Itaú Unibanco Conglomerate has specific committees, which duty is to define the management of funds from Technical Reserves for Insurance and Private Pension, set out guidelines for managing these funds with the objective of achieving long-term return and develop evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are composed not only of executives and those directly responsible for the business management process, but also of an equal number of professionals that head or coordinate the commercial and financial areas.

All risks products are distributed by brokers, in the case of the extended warranty product, it is marketed by the retail company that sells the consumer good; the DPVAT production is from the share that the insurance companies of Itaú Unibanco Conglomerate have in the Leading Insurance Company of the (leading insurance company of the DPVAT consortia.)

Sensitivity tests were carried out with the amounts of current estimates based on variations of the main actuarial assumptions. The results of TAP (liability adequacy test) sensitivity analysis were as follows:

Sensitivity analysis	Impact on the liability adequacy test result

5% increase in mortality rates scenario	Without TAP
5% decrease in mortality rates scenario	Increase by R$ 7.6 million

10bp increase in risk-free interest rates scenario	Without TAP
10bp decrease in risk-free interest rates scenario	Increase by R$ 9.6 million

5% increase in xonversion in income rates scenario	Increase by R$ 9.8 million
5% decrease in conversion in income rates scenario	Without TAP

5% increase in claims scenario	Increase by R$ 3.1 million
5% decrease in claims scenario	Without TAP

There is no product concentration in relation to insurance premium, reducing the risk of product concentration and distribution channels. In the all risks products, the strategy of lower retention is adopted, according to certain lines shown below:

	9/30/2011			9/30/2010
	Insurance premiums	Retained premiums	Retention (%)	Insurance premiums	Retained premiums	Retention (%)

PROPERTY
Extended warranty	997	997	100.0	812	812	100.0
Credit life	340	339	99.9	304	303	99.7
DPVAT	250	250	100.0	238	238	100.0
Multiple peril	160	128	80.0	187	156	83.4

INDIVIDUALS
Group life	839	827	98.6	866	853	98.5
Group accident insurance	490	489	99.8	470	469	99.8
Individual accident	85	84	99.9	100	99	99.0
Individual life	12	11	96.9	17	17	100.0

ALL RISKS
Specified and all risks	319	60	18.7	297	105	35.4
Petroleum risks	214	28	12.9	52	10	19.2
Maritime risks - hull	26	11	41.3	50	36	72.0
Engineering risks	54	6	11.2	69	11	15.9

i)	Underwriting risk management structure

•	Centralized control over underwriting risk

The risk control of the insurance company is centralized by the Independent Executive Area Responsible for Risk Control, while the management is incumbent upon the Business Units exposed to Underwriting Risk and the Risk Management Area of the Insurance Company.

•	Decentralized management of underwriting risk

The underwriting risk management is incumbent upon the Business Area coordinated by the Risk Management Area of the Insurance Company with the participation of the Institutional Actuarial Area and Product Units and Managers. These units, in their daily operations, take risks in view of the profitability of their businesses.

j)	Duties and responsibilities

I-	Independent Executive Area responsible for Risk Control

This area shall create conditions to the following:

•	Validation and control of underwriting risk models;

•	Control and evaluation of changes in the policies of Insurance and Private Pension;

•	Follow up of the performance of the Insurance and Private Pension portfolios;

•	Construction of underwriting risk models;

•	Risk assessment of Insurance and Private Pension products at their creation and on a recurring basis;

•	Establishment and publication of the Underwriting Risk Management structure;

•	Adoption of compensation policies that do not encourage behaviors incompatible with a risk level considered prudent in the policies and long-term strategies established by the institution.

II-	Executive Area Responsible for Operational and Efficiency Risk

•	Responsible for devising methods for identifying, assessing, monitoring, controlling and mitigating the Operational Risk;

•	Timely report of the main points of operational risks incurrence to the Independent Executive Area responsible for Risk Control;

•
Meet the requests from the Central Bank of Brazil, and other Brazilian oversight authorities related to operational risk management, as well as monitor the adherence of Itaú Unibanco units and control areas under the coordination of the Legal Compliance Area to the regulation of the legal oversight authorities.

III-	Business Units exposed to Underwriting Risk

•	Set out and/or adjust products to the requirements of the Independent Executive Area responsible for Risk Control and the Risk Management Area of the Insurance Company;

•
Meet the requests of the Independent Executive Area responsible for Risk Control, preparing or providing database and information for preparation of managerial reports or specific studies, when available;

•	Guarantee the quality of the information used in probability of loss models and losses in case of claims;

•
Guarantee an adequate level of knowledge about the concepts of involved risks for their identification and rating, ensuring the proper understanding for modeling by the Independent Executive Area responsible for Risk Control and the Risk Management Area of the Insurance Company.

IV -	Reinsurance Area

•
Set out policies on access to reinsurance markets, regulating the Underwriting operations aligned with the underwriting credit rating by the Independent Executive Area responsible for Risk Control and the Risk Management Area of the Insurance Company;

•
Guarantee an adequate level of knowledge about the concepts of involved risks for their identification and rating, ensuring the proper understanding for modeling by the Independent Executive Area responsible for Risk Control and the Risk Management Area of the Insurance Company.

•	Send the managerial reports to the Independent Executive Area responsible for Risk Control and the Risk Management Area of the Insurance Company;

•	Guarantee the update, reach, scope, accuracy and timeliness of information on reinsurance.

V-	Risk Management Area of the Insurance Company

•	Formulate policies and underwriting procedures that address the entire underwriting cycle;

•	Develop strategic indicators, informing about possible gaps to higher levels;

•	Send managerial reports to the Independent Executive Area responsible for Risk Control;

•
Guarantee an adequate level of knowledge about the concepts of involved risks for their identification and rating, ensuring the proper understanding and modeling by the Independent Executive Area responsible for Risk Control;

•	Monitor the risks incurred by Business Units exposed to Underwriting Risk;

•	Report with quality and speed the required information under its responsibility to the Brazilian Regulatory Authorities.

VI	- Actuarial Area

•
Construct and improve models of Provisions and Reserves and submit them duly documented to the Independent Executive Area responsible for Risk Control and Risk Management Area of the Insurance Company;

•	Send managerial reports to the Independent Executive Area responsible for Risk Control;

•	Guarantee the reach, scope, accuracy and timeliness of information related to the demanded operations for which accounting reconciliation was properly carried out;

•
Guarantee an adequate level of knowledge about the concepts of involved risks for their identification and rating, ensuring the proper understanding and modeling by the Independent Executive Area responsible for Risk Control.

VII-	Internal Controls Area

•	Regularly check the adequacy of the internal controls system;

•	Conduct periodic reviews of the risk process of Insurance operations to ensure its completeness, accuracy and reasonableness.

VIII-Internal Audit

Carry out independent and periodic checks as to the effectiveness of the risk control process of Insurance and Private Pension operations, according to the guidelines of the Audit Committee.

The company’s management works together with the investment manager with the objective of ensuring that assets backing long-term products, with guaranteed minimum returns are managed according to the characteristics of its liabilities aiming at its actuarial balance and the long-term solvency.

The company annually carries out a detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits. This mapping is carried out according to actuarial assumptions.

The investment manager, having this information, uses Asset Liability Management models to find the best asset portfolio composition that enables the outweighing of risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolio of backing assets are periodically balanced in view of the fluctuations in market prices of assets, of the company’s liquidity needs, and changes in the liability characteristics.

k)	Market, Credit and Liquidity Risk

Market risk

•	Insurance

Variation in exchange rates may affect the insurance income in case the assets which indemnification amount is affected by exchange variation. Pursuant to the legislation in force, the Reserve for Unearned Premium (which purpose is to guarantee the coverage of future losses) is not affected by exchange variation. An insurance company may carry out the accounting hedge of its operations, by zeroing the long position in foreign currency, but is subject to effective exchange variation of the insured asset. By opting for the economic hedge, the company shall keep a long position in foreign currency, generating volatility in the recognized results.

Variations in interest rates do not affect the insurance income.

•	Private pension

For FGB products, there was a minimum guaranteed rate by a price index plus interest rate over the contribution period (accumulation of funds) and retirement payment period (decumulation of funds). In case the backing assets have a performance poorer than the minimum guaranteed interest, the insurance company shall complement the accumulated amount.

In the case of PGBL/VGBL products, there is a minimum guaranteed rate only over the retirement payment period (decumulation of funds).

The Asset Liability Management is used for meeting the best composition of the asset portfolio that enables the outweighing of risks entailed in this type of product.

Liquidity Risk

In relation to long-term products with minimum guaranteed returns, the subsidiary periodically revaluates its liabilities as payment flows of projected future benefits and maintains the asset manager continually informed about the regular cash needs. In addition, the continuous follow up of its client portfolio enables the subsidiary to anticipate possible unusual movements of migration of reserves, thus enabling it to plan the reserve of liquidity necessary for these movements.

Credit Risk

In relation to reinsurance operations, its internal policy provides for avoiding the excess concentration in only one reinsurer. At present the reinsurer with the largest share of our operations is below 34.5% of total. In addition, we follow the SUSEP provisions about reinsurers that we operate, mainly the item about “solvency rating, issued by a rating agency”, with the following minimum levels:

Rating agency	Minimum required level
Standart & Poo's	BBB-
Fitch	BBB-
Moody´s	Baa3
AM Best	B+

l)	Reinsurance

Expenses and revenue from reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance programs are made anticipating the current needs of the company, maintaining the necessary flexibility, in case of changes in management strategy in response to several scenarios to which it may be exposed.

With the approval of the Supplementary Law No. 126 of January 15, 2007, the reinsurance market was opened with the creation of three categories of companies authorized to operate in Brazil: local, admitted and occasional. The transition to the new market was made progressively, maintaining the right of local reinsurance companies at 60% of premiums ceded by insurance companies until January 2010; after this period, this percentage may be reduced to 40%. From March 31, 2011, this percentage of 40% shall be obligatorily ceded to local reinsurance companies.

Reinsurance assets

The amounts appropriated to reinsurance asset are estimated recoverable rights of reinsurers arising from losses incurred. Such assets are evaluated based on risk assignment contracts, and for cases of losses effectively paid, they are revaluated after 365 days as to the possibility of their non-recovery, in case of doubts, such assets are reduced by recognizing an allowance for losses with reinsurance.

Reinsurance ceded

Itaú Unibanco Holding cedes,  in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policyholders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into for transferring a portion of the responsibility to the reinsurance company for losses that will be materialized after a certain level of losses in the portfolio. Not proportional reinsurance premiums are appropriated to the prepaid expenses group and realized in the group of other operating expenses according to the effectiveness period of the contract on a daily accrual basis.

I – Movements of transactions with reinsurance companies

	Credits		Debits
	09/30/2011	09/30/2010	09/30/2011	09/30/2010
Opening balance	176	253	106	302
Issued contracts	-	-	696	561
Recovered claims	29	29	-	-
Prepayments/Payments to Reinsurer	3	(82)	(422)	(754)
Monetary adjustment and interest of claims	-	-	23	(3)
Other increase/ reversal	(24)	(24)	(1)	-
Closing balance	184	176	402	106

II – Balance of techincal reserves with reinsurance assets
	09/30/2011	12/31/2010	1/1/2010
Reinsurance claims	1,458	1,185	886
Reinsurance premiums	563	404	529
Reinsurance commission	(60)	(59)	(59)
	1,961	1,530	1,356

III – Movements of technical reserves with reinsurance claims
	09/30/2011	12/31/2010
Opening balance	1,185	886
Reported claims	584	713
Paid claims	(30)	(390)
Other increase/ reversal	(281)	(24)
Closing balance	1,458	1,185

IV - Movements of technical reserves with reinsurance premiums
		09/30/2011	12/31/2010
Opening balance		404	529
Receipts		1,561	1,181
Payments		(1,402)	(1,306)
Closing balance		563	404

V - Movements of technical reserves with reinsurance commission
		09/30/2011	12/31/2010
Opening balance		(59)	(59)
Receipts		(227)	(177)
Payments		226	177
Closing balance		(60)	(59)

m)	Regulatory authorities

Insurance, Private Pension and Capitalization operations are regulated by the National Council of Private Insurance and the Superintendency of Private Insurance. These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

The National Council of Private Insurance - CNSP is the regulatory authority of insurance activities in the country, created by Decree-Law nº 73, of November 21, 1966. The main attribution of the CNSP, at the time of its creation, was to set out the guidelines and rules of the government policy on private insurance segments and with the enactment of Law No. 6,435, of July 15, 1977, its attributions included Private Pension of public companies.

The Superindency of Private Insurance - SUSEP is the authority responsible for controlling and overseeing the insurance and reinsurance markets. An agency linked to the Ministry of Finance, it was created by the Decree-Law No. 73, of November 21, 1966, which also created the National System of Private Insurance, which comprise the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. - IRB Brasil Re, the companies authorized to have private insurance operations and the open private pension companies.

n)	Capital for insurance activity

The National Council of Private Insurance - CNSP, following the worldwide trend towards the strengthening of the insurance market, disclosed on December 6, 2010 CNSP No. 227 (which revoked Resolutions No. 178  of December 28, 2007, and No. 200 of December 16, 2008), and Circular No. 411 of December 22, 2010. The regulations provide for the rules on regulatory capital required for authorization and operation of insurance companies and rules for the allocation of capital from underwriting risk for several insurance lines. CNSP Resolution No. 228, of December 6, 2010, became effective in January 2011, setting forth criteria for establishment of additional capital based on credit risk of companies of supervised companies.

The adjusted stockholders’ equity of ITAU UNIBANCO HOLDING companies exclusively engaged in insurance activities is higher than the required regulatory capital.

NOTE 30 – FAIR VALUE OF FINANCIAL INSTRUMENTS

In cases where market prices are not available, fair values are based on estimates by using discounted cash flows or other valuation techniques. These techniques are significantly affected by the adopted assumptions, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	09/30/2011		12/31/2010
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	109,060	109,060	95,948	95,948
Interbank deposits	21,831	21,862	14,835	14,843
Securities purchased under agreements to resell	91,015	91,015	88,682	88,682
Financial assets held for trading (*)	113,370	113,370	115,497	115,497
Financial assets designated at fair value through profit or loss (*)	176	176	306	306
Derivatives (*)	13,110	13,110	7,777	7,777
Available-for-sale financial assets (*)	43,673	43,673	44,539	44,539
Held-to-maturity financial assets	3,059	3,665	3,170	3,774
Loan operations	312,986	313,253	275,493	275,684
Other financial assets	37,456	37,456	40,733	40,733
Financial liabilities
Deposits	220,675	220,651	202,688	202,608
Securities sold under repurchase agreements	195,569	195,569	199,657	199,657
Financial liabilities held for trading (*)	2,426	2,426	1,335	1,335
Derivatives (*)	11,164	11,164	5,671	5,671
Interbank market	83,180	83,045	62,599	62,542
Institutional market	51,336	51,147	44,513	44,419
Liabilities for capitalization plans	2,823	2,823	2,603	2,603
Other financial liabilities.	36,658	36,658	41,012	41,012
Off-balance sheet instruments
Standby letters of credit	926	508	756	425
Pledged guarantees	46,031	133	37,618	112
(*) These assets and liabilities are recorded in the balance sheet at their fair value.

The methods and assumptions adopted to estimate the fair value are defined below:

a)
Cash and Deposits on Demand, Central Bank Compulsory Deposits, Securities Purchased under Agreements to Resell and Other Financial Assets - the carrying amounts presented for these instruments in the consolidated balance sheet approximate their fair values.

b)	Interbank Deposits – we estimate the fair values of interbank investments by discounting the estimated cash flows and adopting the market interest rates.

c)
Financial Assets Held for Trading, including Derivatives (Assets and Liabilities), Financial Assets designated at Fair Value through Profit or Loss, Available-for-sale Financial Assets and Held-to-Maturity Financial Assets – under usual conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quotations and, in such cases, the adoption of present value estimates and other pricing techniques are required. The fair values of government securities are determined based on the interest rates provided by third parties in the market and they are validated by tracing them to the information supplied by ANDIMA. The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•
Swaps: their cash flows are discounted at present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&F, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rates swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.)

•	Futures and Forwards: quotations in stock exchanges or criteria identical to those applied to swaps;

•
Options: their fair values are determined based on mathematical models (such as Black & Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•
Loan: inversely related to the probability of default (allowance for loan losses) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves improved by credit.0}

d)
Loan Operations – the fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying interest rates close to our current rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying guarantee amount. The assumptions related to cash flows and discount rates are determined with the use of information available in the market and the borrower’s specific information.

e)
Interest-bearing and non-interest bearing financial liabilities include: Deposits, Securities Sold under Repurchase Agreements, Financial Liabilities Held for Trading, Funds from Interbank and Institutional Markets, Liabilities for Capitalization Plans and Other Financial Liabilities

And for:

•	Non-interest bearing deposits - The fair value of demand deposits is equal to the amount payable on the reporting date, which is equal to the carrying amount.
•
Interest-bearing financial liabilities – The fair value of time deposits with floating rate was considered close to their carrying amount. The fair value of time deposits at fixed rate was estimated with the use of calculation of discounted cash flow, with the adoption of the interest rate we offer on the respective balance sheet date. The carrying amounts of deposits received under securities repurchase agreements, commercial lines and other short-term loan liabilities are close to the fair value of such instruments. The fair value of other long-term liabilities is estimated using cash flows discounted at the interest rates offered in the market for similar instruments. These interest rates are obtained from different sources (usually Bloomberg), from which the risk-free yield curve and the risk-free spread traded for similar instruments are derived.

f)
Off-balance sheet financial instruments – The fair value of commitments for credit grant was estimated based on the rates currently charged for entering into similar agreements, considering the remaining term of the agreement and the credit quality of the counterparties. The fair value of standby letters of credit, commercial letters and guarantees was based on commissions currently charged in similar agreements or at the cost estimated to settle the agreements, or otherwise settle the obligations with the counterparties. The fair value of derivatives is included in financial assets/liabilities at fair value through profit or loss or in other liabilities, as described in Note 2.4.f and presented in Note 7. See Notes 7 and 30 for the notional amount and estimated fair value of our derivative financial instruments.

The entity should rank the fair value measurements using a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is  not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Securities: Financial Assets Held for Trading, Available for Sale, and Designated at Fair Value through Profit or Loss:

Level 1: Highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), other foreign government securities, shares and debentures traded at stock exchanges and other securities traded in an active market.

Level 2: In the cases in which the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained through pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information from assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are composed of certain Brazilian government securities, debentures and some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. Itaú Unibanco Holding does not hold positions in alternative investment funds or private equity funds.

Level 3: In cases in which there is no pricing information in an active market, Itaú Unibanco Holding uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government securities (mainly NTN-I and TDA falling due after 2024, NTN-A1 and CVS), Promissory Notes and securities that are not usually traded in an active market, CRIs.

Derivatives:

Level 1: Derivatives traded in stock exchanges are classified in level 1 of the hierarchy.

Level 2: For derivatives not traded in stock exchanges, Itaú Unibanco Holding estimates the fair value by adopting a number of techniques, such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in level 2 are credit default swaps, cross currency swaps, interest rates swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by Itaú Unibanco Holding are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not comprise a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model is readily observed in the actively quotation markets, these products were classified in level 2 of the measurement hierarchy.

Level 3: The derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are composed of exotic options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and target flow, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned evaluation methodologies may result in a fair value that may not be an indication of the net realizable value or future fair values. However, Itaú Unibanco Holding believes that all methodologies used are appropriate and consistent with the other market participants. Regardless of this fact, the adoption of other methodologies or different presumptions to estimate fair value may result in different fair value estimates at the reporting date.

Level Distribution

The following table presents the breakdown of Risk Levels at September 30, 2011 and December 31, 2010 for financial assets held for trading and available-for-sale financial assets.

	09/30/2011				12/31/2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held-for-trading	95,698	16,992	680	113,370	100,445	14,893	159	115,497
Investment funds	-	1,108	-	1,108	-	1,748	-	1,748
Brazilian government securities	88,340	226	-	88,566	86,422	277	-	86,699
Brazilian external debt bonds	1,861	-	-	1,861	666	-	-	666
Government securities – abroad	517	49	-	566	9,036	317	-	9,353
Argentina	156	-	-	156	293	-	-	293
United States	289	-	-	289	8,714	-	-	8,714
Mexico	72	-	-	72	29	-	-	29
Chile	-	10	-	10	-	248	-	248
Uruguay	-	21	-	21	-	24	-	24
Russia	-	-	-	-	-	45	-	45
Other	-	18	-	18	-	-	-	-
Corporate securities	4,980	15,609	680	21,269	4,321	12,551	159	17,031
Shares	2,108	54	-	2,162	3,208	40	-	3,248
Securitized real estate loans	-	30	629	659	-	439	157	596
Bank deposit certificates	-	8,280	-	8,280	-	8,932	-	8,932
Debentures	2,872	909	-	3,781	1,112	1,688	-	2,800
Eurobonds and other	-	1,435	-	1,435	-	1,452	-	1,452
Promissory notes	-	-	51	51	-	-	-	-
Other (basically financial bills)	-	4,901	-	4,901	1	-	2	3
Available-for-sale financial assets	17,118	25,458	1,097	43,673	18,898	23,994	1,647	44,539
Investment funds	-	781	-	781	-	770	-	770
Brazilian government securities	8,386	-	302	8,688	9,753	6	320	10,079
Brazilian external debt bonds	4,491	-	-	4,491	4,720	-	-	4,720
Government securities – abroad	175	5,634	-	5,809	679	3,880	-	4,559
United States	-	-	-	-	679	-	-	679
Mexico	175	-	-	175	-	-	-	-
Denmark	-	3,268	-	3,268	-	2,016	-	2,016
Spain	-	418	-	418	-	734	-	734
Korea	-	294	-	294	-	236	-	236
Chile	-	841	-	841	-	453	-	453
Paraguay	-	490	-	490	-	256	-	256
Uruguay	-	276	-	276	-	185	-	185
Other	-	47	-	47	-	-	-	-
Corporate securities	4,066	19,043	795	23,904	3,746	19,338	1,327	24,411
Shares	938	3,452	-	4,390	624	4,500	-	5,124
Securitized real estate loans	-	7,185	42	7,227	-	6,913	62	6,975
Bank deposit certificates	-	356	-	356	-	559	-	559
Debentures	3,128	4,020	-	7,148	3,122	3,512	-	6,634
Eurobonds and other	-	3,720	-	3,720	-	3,843	-	3,843
Promissory notes	-	-	753	753	-	-	1,265	1,265
Other		310	-	310	-	11	-	11
Financial assets designated at fair value through profit or loss	-	176	-	176	-	306	-	306
Brazilian government securities	-	176	-	176	-	306	-	306
Financial liabilities held for trading	-	(2,426)	-	(2,426)	-	(1,335)	-	(1,335)
Structured notes	-	(2,426)	-	(2,426)	-	(1,335)	-	(1,335)

The following table presents the breakdown of Risk Levels at September 30, 2011 and 2010 for our derivative liabilities.

	09/30/2011				12/31/2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - Assets	-	11,852	1,258	13,110	-	7,292	485	7,777
Options	-	2,849	977	3,826	-	1,696	56	1,752
Forwards	-	4,399	4	4,403	-	2,096	-	2,096
Swap – Differential receivable	-	3,329	18	3,347	-	2,932	5	2,937
Credit derivatives	-	936	-	936	-	-	261	261
Other derivatives	-	339	259	598	-	568	163	731
Derivatives - Liabilities	(411)	(9,878)	(875)	(11,164)	(46)	(5,290)	(335)	(5,671)
Options	-	(2,928)	(858)	(3,786)	-	(1,899)	(188)	(2,087)
Forwards	-	(3,267)	(10)	(3,277)	-	(1,191)	-	(1,191)
Swap – Differential payable	-	(3,417)	(17)	(3,434)	-	(2,007)	(6)	(2,013)
Credit derivatives	-	(38)	-	(38)	-	(10)	(119)	(129)
Futures	(411)	(9)	10	(410)	(46)	-	(9)	(55)
Other derivatives	-	(219)	-	(219)	-	(183)	(13)	(196)

Level 3 Recurring Fair Value Measurements

The tables below include the changes in balance sheet, for financial instruments ranked by Itaú Unibanco Holding in Level 3 of the assessment hierarchy:

Level Distribution

	Fair value at 12/31/2010	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 09/30/2011	Total gains (losses) related to assets and liabilities still held at the reporting date
Financial assets held for trading	159	68	1,185	(743)	11	680	20
Corporate securities	159	68	1,185	(743)	11	680	20
Securitized real estate loans	157	65	562	(155)	-	629	20
Promissory notes	-	2	460	(411)	-	51	-
Other	2	1	163	(177)	11	-	-
Available-for-sale financial assets	1,647	136	2,668	(2,884)	(470)	1,097	(132)
Brazilian government securities	320	8	38	(64)	-	302	-
Corporate securities	1,327	128	2,630	(2,820)	(470)	795	(132)
Shares	-	-	227	-	(227)	-	-
Securitized real estate loans	62	56	1,106	(1,103)	(79)	42	(132)
Promissory notes	1,265	69	1,136	(1,717)	-	753	-
Other	-	3	161	-	(164)	-	-

	Fair value at 12/31/2010	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 09/30/2011	Total gains (losses) related to assets and liabilities still held at the reporting date
Derivatives - Assets	485	(306)	1,083	(4)	-	1,258	231
Options	56	157	960	(196)	-	977	173
Forwards	-	2	4	(2)	-	4	2
Swap – Differential receivable	5	13	7	(7)	-	18	3
Credit derivatives	261	21	104	(386)	-	-
Futures	-	-	5	(5)	-	-	-
Other derivatives	163	(499)	3	592	-	259	53
Derivatives - Liabilities	(335)	79	(892)	273	-	(875)	(567)
Options	(188)	20	(841)	151	-	(858)	(562)
Forwards	-	8	(26)	8	-	(10)	(1)
Swap – Differential payable	(6)	(12)	(2)	3	-	(17)	(13)
Credit derivatives	(119)	55	(5)	69	-	-
Futures	(9)	8	(18)	29	-	10	9
Other derivatives	(13)	-	-	13	-	-	-

Derivative financial instruments classified in Level 3 basically correspond to plain-vanilla swaps and operations which fall due at terms longer than the curves found in the market.

There were no significant transfers between Level 1 and Level 2 at September 30, 2011 and December 31, 2010.

There were transfers from Level 3 to Level 2 in view of the extension of curves found in the market.

NOTE 31 – CONTINGENCIES AND OTHER COMMITMENTS

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING is involved in contingencies that may be classified as follows.

a) Contingent Assets: there are no contingent assets recorded.

b) Contingent Liabilities: the criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims considered similar and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts considered probable losses are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. The bank is also party to specific lawsuits over alleged understated inflation adjustments to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books no amount is recognized in relation to Civil Lawsuits which represent possible losses, which have a total estimated risk of R$ 712; these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from participation in Joint Ventures.

-	Labor claims

Collective lawsuits (related to claims considered similar and with individual amounts not considered significant): the expected amount of loss is determined and accrued monthly by the moving average of payments in relation to lawsuits settled in the last 12 months, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts considered probable losses are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint obligation and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 09/30/2011
	Civil	Labor	Other	Total
Opening balance	2,974	3,986	173	7,133
(-) Contingencies guaranteed by indemnity clauses (Note 2.4)	(309)	(1,113)	-	(1,422)
Subtotal	2,665	2,873	173	5,711
Financial/Charges	63	81	-	144
Changes in the period reflected in results	1,117	551	(7)	1,661
Increase (*)	1,438	684	-	2,122
Reversal	(321)	(133)	(7)	(461)
Payment	(877)	(498)	-	(1,375)
Subtotal	2,968	3,007	166	6,141
(+) Contingencies guaranteed by indemnity clauses (Note 2.4)	137	1,063	-	1,201
Closing balance	3,105	4,071	166	7,342
Escrow deposits at 09/30/2011	1,933	1,653	-	3,586
(*) Civil provisions include the provision for economic plans amounting to R$ 231.

	01/01 to 09/30/2010
	Civil	Labor	Other	Total
Opening balance	2,394	3,156	184	5,734
(-) Contingencies guaranteed by indemnity clauses (Note 2.4)	(99)	(573)		(672)
Subtotal	2,295	2,583	184	5,062
Financial/Charges	128	54	-	182
Changes in the period reflected in results	915	359	3	1,277
Increase	1,187	416	3	1,606
Reversal	(272)	(57)	-	(329)
Payment	(709)	(284)	-	(993)
Subtotal	2,629	2,712	187	5,528
(+) Contingencies guaranteed by indemnity clauses (Note 2.4)	119	553		672
Closing balance	2,748	3,264	187	6,200
Escrow deposits at 09/30/2010	1,428	1,536	-	2,964
(*) Civil provisions include the provision for economic plans amounting to R$ 402.

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in administrative or judicial disputes, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, a provision is set up whenever the loss is considered probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 09/30/2011
Provision	Legal liability	Contingencies	Total
Opening balance	5,091	2,166	7,257
(-) Contingencies guaranteed by indemnity clause	-	(44)	(44)
Subtotal	5,091	2,122	7,213
Financial/Charges	349	49	398
Changes in the period reflected in results	449	270	719
Increase	474	325	799
Reversal	(25)	(55)	(80)
Payment	(17)	(91)	(108)
Subtotal	5,872	2,350	8,222
(+) Contingencies guaranteed by indemnity clause	-	11	11
Closing balance (*)	5,872	2,361	8,233
(*) Includes amounts arising from interest in joint ventures, represented by legal liability in the amount of R$ 3.

	01/01 to 09/30/2010
Provision	Legal liability	Contingencies	Total
Opening balance	6,280	1,439	7,719
(-) Contingencies guaranteed by indemnity clause	-	(35)	(35)
Subtotal	6,280	1,404	7,684
Financial/Charges	220	11	231
Changes in the period reflected in results	89	145	234
Increase	436	286	722
Reversal (**)	(347)	(141)	(488)
Payment (**)	(1,869)	(77)	(1,946)
Subtotal	4,720	1,483	6,203
(+) Contingencies guaranteed by indemnity clause	-	51	51
Closing balance	4,720	1,534	6,254
(**) ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, established by Law No. 11,941, of May 27, 2009. In the first half of 2010, debits administered by the Federal Reserve Service of Brazil were included, mainly on the basis of the increase of the calculation basis of PIS and COFINS, set forth by paragraph 1 of article 3 of Law No. 9,718, of 11/27/1998.

	01/01 to 09/30/2011
Escrow Deposits	Legal liability	Contingencies	Total
Opening balance	3,661	1,023	4,684
Appropriation of income	219	78	297
Changes in the period	76	96	172
Deposited	107	99	206
Withdrawals	(22)	(2)	(24)
Conversion into income	(9)	(1)	(10)
Closing balance	3,956	1,197	5,153

	01/01 to 09/30/2010
Escrow Deposits	Legal liability	Contingencies	Total
Opening balance	3,439	1,638	5,077
Appropriation of income	150	45	195
Changes in the period	(4)	(822)	(826)
Deposited	2	262	264
Withdrawals	(3)	(1,073)	(1,076)
Conversion into income	(3)	(11)	(14)
Closing balance	3,585	861	4,446

The main discussions related to Legal Obligations are described as follows:

•	PIS and COFINS – Calculation basis – R$ 2,684: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The escrow deposit balance totals R$ 1,025.

•
CSLL – Isonomy – R$ 1,175: while the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The escrow deposit balance totals R$ 224.

•
IRPJ and CSLL – Taxation of profits earned abroad – R$ 483: we discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The escrow deposit balance totals R$ 483.

•
PIS – R$ 371 – Principles of anteriority, anteriority over 90 days and non-retroactivity: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, requesting instead the applicability of Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 126.

•	INSS x Surcharge – R$ 154 – Reject the 2.5% surcharge on the social security contribution by financial institutions and the like. The corresponding escrow deposit totals R$ 154.

In the accounting books no amount is recognized in relation to Tax and Social Security Lawsuits with likelihood of loss possible, which total an estimated risk of R$ 5,672. The main discussions are as follows:

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 1,018: cases in which the liquidity and the offset credit certainty are discussed.

•	INSS – Non-compensatory amounts – R$ 611: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ, CSLL - Losses and discounts on receipt of credits – R$ 526: deductibility of effective losses as operating expense – credit assignment and renegotiation.

•	ISS – Banking Institutions – R$ 435: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arise from activities not listed under a Supplementary Law.

•
IRPJ, CSLL, PIS and COFINS – Usufruct of quotas and shares - R$ 368: because the income from onerous usufruct of shares is taxable, the accrual basis method should be applied instead of the cash basis applied by the tax authorities.

•
IRPJ/CSLL - Interest on capital - R$ 351: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate levied on stockholders’ equity for the year and prior years.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,555 (R$ 1,784  at 12/31/2010) (Note 19a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

d)	Guarantee of voluntary resources

These are pledged in guarantee of voluntary resources related to contingent liabilities and are restricted, deposited or recorded in the amounts below:

	09/30/2011	09/30/2010
Securities (basically Financial Treasury Bills)	1,499	1,430
Deposits in guarantee	3,404	3,393

According to the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiary companies are not involved in any other administrative proceedings or legal lawsuits that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal liabilities, which are recognized through the adoption of statistical models for claims involving small amounts, and individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 12, 2010.

NOTE 32 – REGULATORY CAPITAL

Itaú Unibanco Holding is subject to regulation by the Central Bank of Brazil which issues directions and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the National Council of Private Insurance and SUSEP issue regulations on capital requirements which affect our insurance, private pension and capitalization operations.

The Basel Accord requires banks to have a ratio of regulatory capital to risk exposure assets of a minimum of 8%. The regulatory capital is basically composed of two tiers:

•	Tier I: In general, certain capital, reserves and retained earnings, less certain intangibles.

•	Tier II: includes, among other items and subject to certain limitations, asset revaluation reserves, general allowance for losses and subordinated debt, and is limited to the amount of Tier I Capital.

However, the Basel Accord allows the regulatory authorities of each country to establish their own parameters for regulatory capital composition and to determine the portions exposed to risk. Among the main differences arising from the adoption of own parameter pursuant to the Brazilian legislation are the following: (i) the requirement of a ratio of regulatory capital to risk-weighted assets at a minimum of 11%; (ii) certain risk-weighted factors attributed to certain assets and other exposures; (iii) the requirement that banks allocate a portion of their equity to cover operational risks, ranging from 12% to 18% of the average gross income from financial operations. In addition, in accordance with Central Bank rules, banks can calculate compliance with the minimum requirement:

•	Based on the consolidation of all financial subsidiaries regulated by the Central Bank, including branches and investments abroad, and

•	Based on full consolidation, considering all companies which are statutorily or operationally controlled by Itaú Unibanco Holding, regardless of whether they are regulated or not by the Central Bank.

Management manages capital with the intention to meet the minimum capital required by the Central Bank of Brazil. During the period we complied with all externally imposed capital requirements to which we are subject.

The following table summarizes the composition of regulatory capital, the minimum capital required and the Basel ratio computed in accordance with the Central Bank of Brazil, both on a financial institution consolidation basis and on a full consolidation basis.

	09/30/2011		12/31/2010
	Financial institutions (partial consolidation)	Full consolidation	Financial institutions (partial consolidation)	Full consolidation
Regulatory capital
Tier 1	67,977	68,340	60,192	62,240
Tier 2	20,186	20,187	18,652	18,652
Other deductions required by Central Bank of Brazil	(25)	(25)	(173)	(173)
Total	88,138	88,502	78,671	80,719
Requirement for Coverage of Risk Exposures:
Credit	59,797	58,154	50,979	53,442
Market	949	952	997	954
Operational	3,460	3,851	2,746	3,129
Minimum Regulatory Capital Required	64,206	62,957	54,722	57,525
Excess of Regulatory Capital over Minimum Regulatory Capital Required	23,932	25,545	23,949	23,194
Exposure Weighted by Risk	583,690	572,337	497,468	522,952
Capital to risk-weighted assets ratio - %	15.1	15.5	15.8	15.4

The funds obtained through the issue of subordinated debt securities are considered capital Tier II for purposes of capital to risk-weighted assets ratio, as follows:

Descrição

Name of security	Issue	Maturity	Return p.a.	Principal R$
Subordinated CDB
	2007	2012	103,5% to 104% of CDI	4,970
			CDI + 0,35% to 0,45%	732
			IGPM + 7,31 to 7,35%	278
	2002	2012	102,5% of CDI	200
	2008	2013	CDI + 0,50% to 0,60%	1,508
			106% to 107% of CDI	48
	2003	2013	102% of CDI	40
	2007	2014	CDI + 0,35% to 0,60%	1,865
	2008	2014	112% of CDI	1,000
	2007	2014	IGPM + 7,35%	33
	2010	2015	113% to 119,8% of CDI	450
	2006	2016	CDI + 0,47% (1)	466
	2010	2016	110% to 114% of CDI	2,714
	2010	2016	IPCA + 7,33%	123
	2010	2017	IPCA + 7,45%	367
			TOTAL	14,793

Subordinated financial bills
	2010	2016	CDI + 1,35% to 1,36%	365
	2010	2016	112% to 112,5% of CDI	1,874
	2010	2016	100% of IPCA + 7%	30
	2010	2017	IPCA + 6,95% to 7,2%	206
	2011	2017	108% to 112% of CDI	2,322
	2011	2017	IPCA + 6,38% to 7,8%	140
	2011	2017	IGPM + 7% to 7,6%	5
	2011	2017	CDI + 1,29% to 1,52%	2,897
	2011	2018	IGPM + 7%	42
	2011	2018	IPCA + 7,53% to 7,7%	30
			TOTAL	7,911

Subordinated euronotes
	2010	2020	6.2%	1,731
	2010	2021	5.75%	1,694
	2011	2021	4,25% to 10%	1,179
			TOTAL	4,604

Preferred shares
	2002	2015	3.04%	1,389
(1) Subordinated CDBs may be redeemed as from November  2011.

NOTE 33 – BUSINESS SEGMENT INFORMATION

Our four operational and reporting segments are: Commercial Bank, Itaú BBA, Consumer Credit, and Corporation and Treasury.

We are a banking institution that offers its clients a wide range of financial products and services. Our current business segments are described below:

•	Itaú Unibanco – Commercial Bank

Our Commercial Bank segment provides a broad range of banking services to a diversified client base of individuals and companies, among which are the following: retail clients (individuals and very small companies), high net worth clients, private banking clients, and small and middle-sized companies.

The products and services provided by the Commercial Bank include insurance, private pension and capitalization plans, credit cards, asset management and loans, among others. The segment provides solutions specifically developed to meet the demand of clients, devising marketing strategies appropriate to each of the different profiles and using the most convenient distribution channels. Accordingly, we are constantly seeking to increase the number of products used by clients, diversifying our sources of income. The segment is an important source of funding to our operations and provides significant interest income and banking services.

•	Itaú Unibanco - Itaú BBA

Our segment responsible for banking operations of large companies and investment banking services is named Itaú BBA. Itaú BBA offers a wide range of products and services to the biggest economic groups of Brazil. The management model of Itaú BBA is focused on the development of close relationships with its clients, gaining a deep knowledge of their needs and providing customized solutions. The investment banking activities comprise the provision of funds to the corporate segment that are raised through fixed and variable income instruments. In addition, it performs activities of mergers and acquisitions.

•	Itaú Unibanco – Consumer Credit

The Consumer Credit segment is responsible for the development of our strategy of increasing the range of financial products and services beyond the universe of clients who are account holders. Thus the consumer credit segment comprises vehicle financing services provided by units other than the branch network, credit cards to clients who are not account holders, and credit to the low income population. The business of the vehicle financing operation comprises: new vehicles, used vehicles, heavy vehicles and motorcycles. The credit approval process of vehicle operations is based on scoring models that provide prompt approval of credit proposals from our clients, using the Internet to process these proposals with security and efficiency.

•	Itaú Unibanco – Corporation and Treasury

Our Corporation and Treasury segment basically shows the interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency gaps, interest rate gaps and other risk factors, arbitrage opportunities in the foreign and domestic markets, and mark to market of financial assets. In this column, we also show the effect of nonrecurring items that are not considered in the managerial statement of income.

Basis of presentation of business segment information

Business segment information is prepared based on the reports used by top management to assess the segments' performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management of Itaú Unibanco Holding uses a variety of information for such purposes including financial and non-financial information that is measured on different bases including information prepared based on accounting practices adopted in Brazil.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below. Financial segment information differs from accounting practices adopted in Brazil because: (i) it includes recognition of the impact related to allocated capital using a proprietary model; (ii) it presents net interest income using certain management criteria. The main impacts are:

Allocated Capital to each segment

Book value of stockholders' equity and subordinated debt were replaced by funding at estimated market price, and interest income and expense were allocated to different segments, based on Tier I Capital, following a proprietary model, with the excess of capital and subordinated debt being allocated to the Corporation segment. The tax effects of payments of interest on capital by each segment have been reversed and reallocated to the segments in amounts proportional to the amount of the Tier I Capital. Share of profit of unconsolidated companies which are not related to each segment and noncontrolling interest were allocated to the Corporation segment.

Net Interest Income

We adopt a strategy to manage the foreign exchange risk from subsidiaries outside Brazil in order to economically hedge against impacts on our results arising from variation in exchange rates. In order to achieve this objective, we used derivative instruments to hedge against such foreign currency risk. We do not apply hedge accounting to account for those derivatives and we record them at fair value with gains and losses in income.

Our hedging strategy considers all tax effects, either the non-taxation or non-deductibility of the exchange variation on the investments abroad, or the gains and losses on derivative financial instruments. When the parity of the Real against foreign currencies is considerable, there is a significant impact on several financial statements items, particularly interest income and expense.

As a result of the above, we adopt a managerial statement of income to prepare segment information. The managerial statement of income is prepared by making reclassifications to the financial statements according to the accounting practices adopted in Brazil. We reclassify the tax effects of the hedge of these investments abroad, which are presented in tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income, in the statement of income.

Additionally, the managerial net interest has, for each operation, allocation of its opportunity cost.

In the Adjustments and Reclassifications column, we present the effects of differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS.

ITAÚ UNIBANCO HOLDING S.A.
From July 1 to September 30, 2011
(In millions of Reais, except per share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATION + TREASURY	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	12,317	1,735	3,454	1,695	19,183	(760)	18,423
Net interest (1)	8,055	1,246	2,067	1,590	12,960	(2,620)	10,340
Revenue from services	2,823	521	1,381	105	4,820	311	5,131
Income from insurance, private pension and capitalization operations before claim and selling expenses	1,329	-	(10)	-	1,319	50	1,369
Other revenues	110	(32)	16	-	84	1,499	1,583
Losses on loans and claims	(3,009)	(33)	(1,108)	108	(4,041)	124	(3,917)
Expenses for allowance for loan losses	(3,735)	(51)	(1,288)	103	(4,972)	119	(4,853)
Recovery of credits written off as loss	1,111	18	180	5	1,316	6	1,322
Expenses for claims	(385)	-	-	-	(385)	(1)	(386)
Operating margin	9,308	1,702	2,346	1,803	15,142	(636)	14,506
Other operating income (expenses)	(6,600)	(821)	(1,960)	(120)	(9,493)	(2,111)	(11,604)
Non-interest expenses (2)	(6,056)	(748)	(1,734)	(204)	(8,733)	(1,921)	(10,654)
Tax expenses for ISS, PIS and COFINS and Other	(670)	(73)	(226)	23	(946)	32	(914)
Share of comprehensive income of unconsolidated companies, net, and of affiliates	67	5	-	52	124	(160)	(36)
Other results	59	(5)	-	9	62	(62)	-
Net income before income tax and social contribution	2,708	881	386	1,683	5,649	(2,747)	2,902
Income tax and social contribution	(893)	(281)	(69)	(276)	(1,519)	2,207	688
Non-controlling interest in subsidiaries	-	-	-	(199)	(190)	(9)	(199)
NET INCOME	1,815	600	317	1,208	3,940	(549)	3,391

(1) Includes interest and similar income and expenses of R$ 7,326, dividend income of R$ 90, net gain (loss) from financial assets and liabilities of R$ (605), and results from foreign exchange operations and exchange variation of transactions abroad of R$ 3,529.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 303 and amortization expenses of R$ 236.

Total assets (1)	576,697	200,354	99,136	85,266	836,994	(47,324)	789,670
Total liabilities	549,578	190,764	90,553	60,565	766,784	(49,760)	717,024

(1) Includes:
Fixed assets, net	4,139	339	443	-	4,921	72	4,993
Intangible assets, net	2,326	315	645	-	3,286	-	3,286

The Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

The management analyses the financial margin on net basis.

ITAÚ UNIBANCO HOLDING S.A.
From July 1 to September 30, 2010
(In millions of Reais, except per share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATION + TREASURY	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	10,596	1,599	3,770	696	16,638	1,045	17,683
Net interest (1)	7,070	1,164	2,191	644	11,049	802	11,851
Revenue from services	2,371	468	1,484	57	4,379	(16)	4,363
Income from insurance, private pension and capitalization operations before claim and selling expenses	1,085	-	66	(6)	1,145	47	1,192
Other revenues	70	(33)	29	1	65	212	277
Losses on loans and claims	(2,497)	143	(920)	(1)	(3,273)	(438)	(3,711)
Expenses for allowance for loan losses	(2,948)	110	(1,171)	(1)	(4,010)	(428)	(4,438)
Recovery of credits written off as loss	829	33	251	-	1,114	(10)	1,104
Expenses for claims	(378)	-	-	-	(377)	-	(377)
Operating margin	8,099	1,742	2,850	695	13,365	607	13,972
Other operating income (expenses)	(6,050)	(674)	(1,975)	(97)	(8,795)	(931)	(9,726)
Non-interest expenses (2)	(5,456)	(553)	(1,735)	(290)	(8,034)	(761)	(8,795)
Tax expenses for ISS, PIS and COFINS and Other	(604)	(107)	(240)	63	(888)	(129)	(1,017)
Share of comprehensive income of unconsolidated companies, net, and of affiliates	-	(3)	-	128	125	(39)	86
Other results	10	(11)	-	2	2	(2)	-
Net income before income tax and social contribution	2,049	1,068	875	598	4,570	(324)	4,246
Income tax and social contribution	(560)	(279)	(257)	(105)	(1,203)	(295)	(1,498)
Non-controlling interest in subsidiaries	(6)	-	-	(224)	(209)	29	(180)
NET INCOME	1,483	789	618	269	3,158	(590)	2,568

(1) Includes interest and similar income and expenses of R$ 9,716, dividend income of R$ 71, net gain (loss) from financial assets and liabilities of R$ 1,490, and results from foreign exchange operations and exchange variation of transactions abroad of R$ 574.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 342 and amortization expenses of R$ 238.

Total assets (1)	488,875	197,127	84,225	56,234	682,950	(25,508)	657,442
Total liabilities	468,450	184,874	77,169	35,309	622,291	(30,859)	591,432

(1) Includes:
Fixed assets, net	3,568	203	649	-	4,420	78	4,498
Intangible assets, net	2,276	11	622	-	2,909	(1)	2,908

The Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

The management analyses the financial margin on net basis.

ITAÚ UNIBANCO HOLDING S.A.
From January 1 to September 30, 2011
(In millions of Reais, except per share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATION + TREASURY	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	35,481	5,112	10,638	3,509	54,697	977	55,674
Net interest (1)	23,364	3,591	6,385	3,278	36,610	(1,468)	35,142
Revenue from services	7,914	1,605	4,220	232	13,960	333	14,293
Income from insurance, private pension and capitalization operations before claim and selling expenses	3,823	-	-	(1)	3,823	86	3,909
Other revenues	381	(85)	32	-	304	2,026	2,330
Losses on loans and claims	(8,041)	(110)	(3,114)	(469)	(11,734)	(41)	(11,775)
Expenses for allowance for loan losses	(9,861)	(221)	(3,905)	(472)	(14,459)	(29)	(14,488)
Recovery of credits written off as loss	3,010	111	791	3	3,915	(12)	3,903
Expenses for claims	(1,190)	-	-	-	(1,190)	-	(1,190)
Operating margin	27,440	5,002	7,524	3,040	42,963	936	43,899
Other operating income (expenses)	(18,765)	(2,233)	(6,167)	(177)	(27,334)	(3,858)	(31,192)
Non-interest expenses (2)	(16,941)	(2,007)	(5,455)	(582)	(24,976)	(2,985)	(27,961)
Tax expenses for ISS, PIS and COFINS and Other	(1,942)	(261)	(712)	51	(2,864)	(200)	(3,064)
Share of comprehensive income of unconsolidated companies, net, and of affiliates	(1)	6	-	312	317	(484)	(167)
Other results	119	28	-	43	189	(189)	-
Net income before income tax and social contribution	8,675	2,768	1,356	2,864	15,629	(2,922)	12,707
Income tax and social contribution	(2,914)	(909)	(291)	(40)	(4,155)	2,171	(1,984)
Non-controlling interest in subsidiaries	-	-	-	(614)	(579)	42	(537)
NET INCOME	5,761	1,859	1,065	2,210	10,895	(709)	10,186

(1) Includes interest and similar income and expenses of R$ 30,974, dividend income of R$ 292, net gain (loss) from financial assets and liabilities of R$ (635), and results from foreign exchange operations and exchange variation of transactions abroad of R$ 4,511.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 872 and amortization expenses of R$ 722.

Total assets (1)	576,697	200,354	99,136	85,266	836,994	(47,324)	789,670
Total liabilities	549,578	190,764	90,553	605,650	766,784	(49,760)	717,024

(1) Includes:
Fixed assets, net	4,139	339	443	-	4,921	72	4,993
Intangible assets, net	2,326	315	645	-	3,286	-	3,286

The Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

The management analyses the financial margin on net basis.

ITAÚ UNIBANCO HOLDING S.A.
From January 1 to September 30, 2010
(In millions of Reais, except per share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATION + TREASURY	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	30,118	4,558	11,416	2,567	48,616	2,749	51,365
Net Interest (1)	19,579	3,263	6,875	2,325	32,019	1,589	33,608
Revenue from services	6,833	1,392	4,278	122	12,608	25	12,633
Income from insurance, private pension and capitalization operations before claim and selling expenses	3,423	1	192	(11)	3,604	118	3,722
Other revenues	283	(98)	71	131	385	1,017	1,402
Losses on loans and claims	(7,063)	(17)	(3,022)	(4)	(10,106)	(975)	(11,081)
Expenses for allowance for loan losses	(7,959)	(270)	(3,541)	(4)	(11,775)	(997)	(12,772)
Recovery of credits written off as loss	2,127	253	519	-	2,899	-	2,899
Expenses for claims	(1,231)	-	-	-	(1,230)	22	(1,208)
Operating margin	23,055	4,541	8,394	2,563	38,510	1,774	40,284
Other operating income (expenses)	(16,769)	(1,924)	(5,610)	(328)	(24,625)	(2,717)	(27,342)
Non-interest expenses (2)	(15,127)	(1,626)	(4,914)	(638)	(22,300)	(2,404)	(24,704)
Tax expenses for ISS, PIS and COFINS and Other	(1,678)	(289)	(697)	(5)	(2,668)	(193)	(2,861)
Share of comprehensive income of unconsolidated companies, net, and of affiliates	17	(2)	-	306	321	(98)	223
Other results	19	(7)	1	9	22	(22)	-
Net income before income tax and social contribution	6,286	2,617	2,784	2,235	13,885	(943)	12,942
Income tax and social contribution	(1,796)	(667)	(823)	(312)	(3,598)	(95)	(3,693)
Non-controlling interest in subsidiaries	(2)	-	-	(697)	(663)	74	(589)
NET INCOME	4,488	1,950	1,961	1,226	9,624	(964)	8,660

(1) Includes interest and similar income and expenses of R$ 30,070, dividend income of R$ 236, net gain (loss) from financial assets and liabilities of R$ 1,865, and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,437.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 894 and amortization expenses of R$ 716.

Total assets (1)	488,875	197,127	84,225	56,234	682,950	(25,508)	657,442
Total liabilities	468,450	184,874	77,169	35,309	622,291	(30,859)	591,432

(1) Includes:
Fixed assets, net	3,568	203	649	-	4,420	78	4,498
Intangible assets	2,276	11	622	-	2,909	(1)	2,908

The Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements.  Segments are assessed by top management, net of income and expenses between related parties.

The management analyses the financial margin on net basis.

Information on Income from financial operation by geographical area is as follows:

	07/01 to 09/30/2011			07/01 to 09/30/2010
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income from financial operations (*)	29,141	632	29,773	22,854	(871)	21,983
(*) Includes interest and similar income, dividend income, net gain (loss) from financial assets and liabilities, results from foreign exchange operations and exchange variation of transactions abroad.

	01/01 to 09/30/2011			01/01 to 09/30/2010
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income from financial operations (*)	74,427	3,196	77,623	35,266	2,723	37,989
Non-current assets	7,618	661	8,279	7,456	517	7,973
(*) Includes interest and similar income, dividend income, net gain (loss) from financial assets and liabilities, results from foreign exchange operations and exchange variation of transactions abroad.

NOTE 34 – RELATED PARTIES

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•
ITAÚSA, the parent company which has joint control of ITAÚ UNIBANCO HOLDING, its controlling companies and nonfinancial subsidiaries, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•
Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest;

•	Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.

Additionally, there are operations with entities under joint control, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil.

Transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS/(LIABILITIES)		REVENUE (EXPENSES)
	09/30/2011	12/31/2010	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Interbank investments	2,633	756	54	-	142	79
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	531	427	15	-	40	25
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	246	282	9	-	25	13
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	1,856	-	30	-	77	41
Other	-	47	-	-	-	-
Deposits	(68)	(93)	-	-	-	-
Duratex S.A.	(56)	(46)	-	-	-	-
Elekeiroz S.A.	(9)	(31)	-	-	-	-
Itautec S.A.	(2)	(8)	-	-	-	-
Porto Seguro S.A.	(1)	(2)	-	-	-	-
Ponto Frio Leasing S.A. Arrendamento Mercantil	-	(5)	-	-	-	-
Other	-	(1)	-	-	-	-
Repurchase agreements	(195)	(110)	(1)	-	(11)	(5)
Itaúsa Empreendimentos S.A.	(58)	(52)	-	-	-	-
Duratex S.A.	(25)	(9)	-	-	(1)	(1)
Elekeiroz S.A.	-	-	-	-	-	(1)
Itautec S.A.	(14)	(9)	-	-	-	-
FIC Promotora de Venda Ltda.	(10)	(6)	-	-	(1)	-
Facilita Promotora S.A.	(8)	-	-	-	(1)	-
Olimpia Promoção e Serviços S.A.	(4)	(22)	-	-	-	(2)
Banco Investcred Unibanco S.A.	(14)	(11)	-	-	(1)	(1)
Maxfácil Participações S.A	(62)	-			(5)
Other	-	(1)	(1)	-	(2)	-
Amounts receivable from (payable to) related companies	(113)	(52)	-	-	-	-
Itaúsa Investimentos S.A.	-	61	-	-	-	-
Porto Seguro S.A.	7	7	-	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(1)	1	-	-	-	-
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(1)	(1)	-	-	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	(4)	(12)	-	-	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG	(9)	-	-	-	-	-
Fundação Bemgeprev	(3)	(13)	-	-	-	-
UBB Prev Previdência Complementar	(20)	(17)	-	-	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	(83)	(79)	-	-	-	-
Other	1	1	-	-	-	-
Banking service fees (expenses)	-	-	(95)	11	(104)	155
Fundação Itaubanco	-	-	-	-	-	2
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	2
Itaúsa Investimentos S.A.	-	-	(8)	-	(8)	133
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	(80)	-	(80)	1
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	(33)	1
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-	36	-
Porto Seguro S.A.	-	-	(7)	11	(18)	11
Other	-	-	-	-	(1)	5
Rent revenues (expenses)	-	-	(16)	(4)	(27)	(23)
Fundação Itaubanco	-	-	(16)	(4)	(20)	(16)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	(6)	(4)
Other	-	-	-	-	(1)	(3)
Donation expenses	-	-	(20)	(16)	(47)	(37)
Instituto Itaú Cultural	-	-	(16)	(16)	(43)	(37)
Instituto Unibanco de Cinema	-	-	(4)	-	(4)	-
Data processing expenses	-	-	(86)	(76)	(233)	(212)
Itautec S.A.	-	-	(86)	(76)	(233)	(212)
Other revenues	-	-	-	-	48	-
Itaúsa	-	-	-	-	48	-

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs, recorded in Other Administrative Expenses the amount of R$ 6 (R$ 14 from 01/01 to 09/30/2010) in view of the use of the common structure.

Pursuant to the effective rules, financial institutions cannot grant loans or advances to the following:
a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;
b) any entity controlled by the institution; or
c) any entity in which the financial institution directly or indirectly holds more than 10.0% of the capital stock.

Therefore, no loan or advance is granted to any subsidiary, executive officer, director or family members.

b)	Compensation of the Management Key Personnel

Compensation for the period to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Compensation	73	63	230	188
Board of directors	-	1	3	2
Management members	73	62	227	186
Profit sharing	57	52	163	169
Board of directors	-	-	1	3
Management members	57	52	162	166
Contributions to pension plans	1	6	5	7
Board of directors	-	-	-	-
Management members	1	6	5	7
Stock option plan – Management members	26	24	96	80
Total	157	145	494	444

Itaú Unibanco has made donations regularly to Fundação Itaú Social, a charitable foundation whose objectives are: to create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the elementary education and health care areas; to support ongoing projects or initiatives, supported or sponsored by entities qualified under "Programa Itaú Social”. In addition, Itaú Unibanco is the founding partner and maintainer of Instituto Itaú Cultural - IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

NOTE 35 – MANAGEMENT OF FINANCIAL RISKS

Credit Risk

Credit risk, pursuant to the Central Bank of Brazil Resolution No. 3,721, is defined as the possibility of incurring financial losses in connection with: (i) the breach by the borrower or counterparty of their respective financial obligations under agreed conditions, (ii) the loss of value of a financial asset as result of the downgrade of the counterparty’s risk rating, (iii) the reduction in gains or income, concessions given on renegotiation of the financial assets and (iv) the costs of recovery.

Management of credit risk by ITAÚ UNIBANCO HOLDING is performed with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to each market segment in which it operates. The strategy is aimed at creating value to its stockholders at levels above the minimum risk-adjusted return.

ITAÚ UNIBANCO HOLDING establishes its credit policies based on internal and external factors. Among the internal factors, we highlight the client rating criteria, analysis of evolution of the portfolios, observed levels of default, actual rates of return, the quality of the portfolio and allocated economic capital. External factors are related to the economic environment in Brazil and abroad, including factors such as market share, interest rates, market default indicators, inflation, and increase (or decrease) in levels of consumer spending.

The process for making decisions and establishing the credit policy of ITAÚ UNIBANCO HOLDING is designed to achieve coordinated credit actions and optimization of business opportunities, through a structure of committees and commissions. With respect to retail lending, decisions about granting and managing the credit portfolio are made based on scoring models that are continuously monitored. With respect to wholesale lending, several committees are subordinated to the Management Committee responsible for credit risk management through a structure of levels of approval that ensures detailed analysis of the risk of the transaction, as well as provides the necessary timeliness and flexibility for the approval process.

1.	Credit risk measurement

1.1	Loans to customers and financial assets from financial institutions

Itaú Unibanco takes into account three components to quantify the credit risk: the probability of default by the client or counterparty (PD), the estimated exposure in the event of default (EAD), and the potential for recovery on defaulted credits (LGD). Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio.

The credit risk rating of customers and of economic groups reflect their probability of default, and is a fundamental element in the process for measuring risk, because it is used to determine the credit limits. The following table shows the relationship between the risk levels of the internal models (Strong, Satisfactory, Higher Risk, Impairment) of the group and the probability of default associated with each of these levels.

Internal Rating	PD
Strong	Lower than 4.44%
Satisfactory	From 4.44% up to 25.95%
Higher Risk	Higher than 25.95%
Corporate operations with PD higher than 31.84%
Impairment	Operations past due for over 90 days
Renegotiated operations past due for over 60 days

The credit rating for wholesale transactions is based on information such as economic and financial condition of the potential borrower, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates, the collateral offered and the use of proceeds.

With respect to retail transactions (individuals and small and middle companies), the rating is assigned based on statistical models of credit and behavior score in line with the Basel Committee requirements. Extraordinarily, an individual analysis of specific cases may be performed, in which case credit approval follows the applicable approval levels.

1.2	Government securities and other debt instruments

Government securities and other debt instruments are classified according to their credit quality with the purpose of managing the credit risk exposures.

2.	Control risk limits

Itaú Unibanco Holding maintains control of credit risk on a centralized basis, whereas credit risk is managed on a decentralized basis by each business unit.

The centralized management of portfolios is maintained by an independent executive area responsible for controlling credit risk, which uses risk and performance indicators to analyze the credit portfolio on an aggregate basis, by business line, segment, product and other variables that it deems relevant.

This process aims at aligning the strategies established by the organization considering changes in the credit scenario.

The decentralized management of portfólios, focused on management, is performed by all credit áreas of the business units, which assess the portfólios on a detailed level.

The group strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For that purpose, the loan contracts include provisions in certain circumstances such as right to demand early payment or requirement of additional collateral.

3.	Collaterals and policies for mitigating credit risk

Itaú Unibanco Holding manages collateral in order to reduce the amount of losses on transactions that present credit risk. Collaterals are used in order to adjust the potential for credit recovery in the event of default and not to reduce the exposure from clients or counterparties.

Collaterals are an important credit risk management tool and, for this reason, they are only accepted when they meet the criteria established by the group.

Itaú Unibanco Holding ensures that any collateral that impacts mitigation, allocation and provision of capital, is legally valid (effective), enforceable and periodically reassessed.

Itaú Unibanco Holding also uses credit derivatives, such as single name CDS, to mitigate the risk of its portfolios of loans and securities; these instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

Commitments to grant credit (e.g. overdraft limits, pre-approved limits, commitments to grant credit, standby letters of credit, and other guarantees) represent undrawn amounts of the value available in loans. The maximum exposure, considering the total utilization of the limits, is shown in the table below. The limits are continuously monitored and changed according to costumer behavior. Thus, the potential loss values represent a fraction of the amount available.

4.	Policy on the recognition of allowance for loan losses

The policies for recognition of allowance for loan losses adopted by Itaú Unibanco are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized as from the moment there are indications of the impairment of the portfolio and takes into account a horizon of loss appropriate for each type of transaction. We consider impaired loans overdue for more than 90 days, renegotiated loans overdue more than 60 days and corporate loans below a specific internal rating. Loans are written down 360 days after such loans being past due or 540 days of being past due in the case of loans with original maturities over 36 months.

5.	Credit risk exposure

	09/30/2011			12/31/2010
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	3,603	18,228	21,831	4,684	10,151	14,835
Securities purchased under agreements to resell	89,050	1,965	91,015	87,396	1,286	88,682
Financial assets held for trading	107,600	5,770	113,370	101,815	13,682	115,497
Financial assets designated at fair value through profit or loss	-	176	176	-	306	306
Derivatives	8,964	4,146	13,110	5,571	2,206	7,777
Available-for-sale financial assets	3,296	40,377	43,673	19,602	24,937	44,539
Held-to-maturity financial assets	2,467	592	3,059	2,478	692	3,170
Loan operations	273,688	62,021	335,709	241,479	54,008	295,487
Off Balance	249,576	13,483	263,059	214,962	7,074	222,036
Endorsements and sureties	44,466	2,491	46,957	36,510	1,864	38,374
Letters of credit	12,768	-	12,768	8,628	-	8,628
Commitments to be released	192,342	10,992	203,334	169,824	5,210	175,034
Real estate loan	12,122	-	12,122	9,064	-	9,064
Overdraft accounts	90,085	-	90,085	82,299	-	82,299
Credit card	85,517	689	86,206	72,034	522	72,556
Other pre-approved limits	4,618	10,303	14,921	6,427	4,688	11,115
Total	738,244	146,758	885,002	677,987	114,342	792,329

The table presents the maximum exposure at September 30, 2011 and December 31, 2010, without considering any collateral received or other credits improvements added.

For assets recognized in the balance sheet, the exposures presented are based on its net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

For guarantees pledged (endorsements, sureties and letters of credit) the maximum exposure to credit risk is the amount that Itaú Unibanco Holding may disburse if the guarantees are enforced.

As shown in the table chart, the most significant exposures correspond to loan operations, financial assets held for trading, interbank deposits in addition to sureties, endorsements and other assumed commitments.

The following is observed with respect to the quality of the financial assets presented as maximum exposure:

•
78% of loan operations and other financial assets of the total loan operations and other financial assets exposure (Tables 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;

•	only 6.8% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired; and

•	5.0% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1)	Maximum exposure of financial assets segregated by business sector

a)	Loan operations

	09/30/2011%		12/31/2010%
Public sector	1,721	0.51%	1,138	0.39%
Industry and commerce	98,785	29.43%	84,997	28.76%
Services	69,380	20.67%	60,295	20.41%
Primary sector	15,473	4.61%	13,933	4.72%
Individuals	149,428	44.51%	132,939	44.98%
Other sectors	922	0.27%	2,185	0.74%
Total	335,709	100.00%	295,487	100.00%

b)	Other financial assets (*)

	09/30/2011%		12/31/2010%
Primary sector	1,624	0.57%	581	0.21%
Public sector	115,080	40.20%	85,058	30.99%
Industry and commerce	5,857	2.05%	5,614	2.05%
Services	48,713	17.02%	72,491	26.41%
Other sectors	2,090	0.73%	7,218	2.63%
Individuals	24	0.01%	21	0.01%
Financial	112,846	39.42%	103,517	37.70%
Total	286,234	100.00%	274,500	100.00%

 (*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of "off balance" items (endorsements and sureties, letters of credit and commitments to be released) are not categorized nor managed by business sector.

6.	Credit quality of financial assets

6.1	The following table shows the breakdown of loans considering: loans not overdue, overdue loans with or without loss event:

	09/30/2011				12/31/2010
Internal Rating	Loans not overdue	Overdue loans without loss event	Overdue loans with loss event	Total loans	Loans not overdue	Overdue loans without loss event	Overdue loans with loss event	Total loans
Strong	216,764	3,971	-	220,735	196,638	4,346	-	200,984
Satisfactory	16,337	8,201	-	24,538	52,561	8,053	-	60,614
Higher Risk	62,176	10,756	-	72,932	13,663	6,348	-	20,011
Impairment	659	-	16,845	17,504	749	-	13,129	13,878
Total	295,936	22,928	16,845	335,709	263,611	18,747	13,129	295,487
%	88.2%	6.8%	5.0%	100.0%	89.3%	6.3%	4.4%	100%

The following table shows the breakdown of loans by portfolios of segments and classes, based on indicators of credit quality:

	09/30/2011					12/31/2010
	Strong	Satisfactory	Higher Risk	Impairment	Total	Strong	Satisfactory	Higher Risk	Impairment	Total
Individuals	70,305	13,186	48,210	9,974	141,675	66,192	41,080	10,057	8,086	125,415
Credit cards	17,212	3,090	12,330	2,954	35,586	15,538	12,142	2,950	2,411	33,041
Personal	7,165	7,315	15,632	2,947	33,059	10,282	7,001	4,203	2,195	23,681
Vehicles	34,387	2,707	19,376	3,961	60,431	32,797	21,666	2,849	3,315	60,627
Mortgage loans	11,541	74	872	112	12,599	7,575	271	55	165	8,066

Corporate	87,909	371	3,241	918	92,439	73,051	2,505	143	884	76,583

Small and Medium Businesses	49,993	10,094	17,162	6,520	83,769	48,254	17,029	9,811	4,856	79,950

Foreign Loans - Latin America	12,528	887	4,319	92	17,826	13,487	-	-	52	13,539
Total	220,735	24,538	72,932	17,504	335,709	200,984	60,614	20,011	13,878	295,487
%	65.8%	7.3%	21.7%	5.2%	100.0%	68.0%	20.5%	6.8%	4.7%	100.0%

6.1.1 Loan operations, by portfolios of segments and classes, are classified by maturity as follows:

	09/30/2011				12/31/2010
	Overdue up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total
Individuals	11,453	4,161	2,027	17,641	9,235	3,280	1,571	14,086
Credit cards	1,159	399	354	1,912	872	352	325	1,549
Personal	1,756	850	553	3,159	1,227	507	330	2,064
Vehicles	8,227	2,775	1,072	12,074	6,851	2,331	872	10,054
Mortgage loans	311	137	48	496	285	90	44	419

Corporate	633	244	96	973	377	55	44	476

Small and Medium Businesses	2,883	1,214	901	4,998	2,275	1,114	710	4,099

Foreign Loans - Latin America	302	43	28	373	770	31	15	816
Total	15,271	5,662	3,052	23,985	12,657	4,480	2,340	19,477

6.1.2 The table below shows other financial assets classified by rating:

	09/30/2011
Internal Rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial Assets designated at fair value through profit or loss	Derivatives Assets	Available-for- sale financial assets	Held-to-maturity financial assets	Total
Strong	112,846	108,770	176	6,844	23,492	3,052	255,180
Satisfactory	-	4,519	-	6,231	20,071	7	30,828
Higher Risk	-	81	-	35	110	-	226
Total	112,846	113,370	176	13,110	43,673	3,059	286,234
%	39.4%	39.6%	0.1%	4.6%	15.3%	1.1%	100.0%

	12/31/2010
Internal Rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial Assets designated at fair value through profit or loss	Derivatives Assets	Available-for- sale financial assets	Held-to-maturity financial assets	Total
Strong	103,517	107,798	-	5,140	22,055	3,163	241,673
Satisfactory	-	7,564	-	2,577	22,428	7	32,576
Higher Risk	-	135	-	60	56	-	251
Total	103,517	115,497	-	7,777	44,539	3,170	274,500
%	37.7%	42.1%	0.0%	2.8%	16.2%	1.2%	100.0%

Financial assets that are overdue without a loss event but not impaired or those individually assessed that are overdue with a loss event are partially or fully covered by collaterals.

With respect to loans to corporations, a considerable amount of transactions have collateral whose nature depends on the purpose of the credit purpose. Loans to finance the production of goods have as the most common collateral machinery and equipment. Working capital financing is usually collateralized by trade notes or checks, credit card receivables, endorsements or by the joint obligation of the owners of the company and/or of third parties. Financing for investments usually is collateralized through pledge or mortgage of the financed asset. In addition, the following collaterals may be also required: financial investments, shares of funds, debt securities and other instruments.

With respect to loans to individuals, collaterals are mainly required in real estate loans and vehicle financing operations, where the financed goods are pledged as collateral. With respect to other credit products, the requirement of collaterals is less frequent, but may exist in which case the most common collaterals are financial investments.

7. Renegotiated loan operations

Restructuring activities include agreements for payment extension, change and deferral of payments. After the restructuring, the client account (previously overdue) is no longer considered to be past due and is rated (considering all available information including the renegotiation) on the appropriate rating category. Renegotiated credit operations that would otherwise be overdue totaled R$ 13,085 (R$ 9,032 at December 31, 2010).

8. Repossessed assets

Repossessed assets are recognized as assets when effectively seized.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower amount between: (i) the fair value of the asset less the estimated selling expenses, and (ii) the carrying amount of the loan.

Further impairment of assets is recorded as provision for permanent impairment, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred

The policy for sales of these assets (assets not for use) includes periodic auctions that are previously marketed and considering that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of the regulatory body.

The amounts below represent total assets repossessed in the period January 1 to September 30, 2011 and 2010.

	07/01 to 09/30/2011	07/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Real estate not for own use	2	2	5	3
Residential properties – real estate loan	12	12	29	16
Vehicles – linked to loan operations	1	4	4	65
Other (vehicles/real estate/equipment) – payment in kind	-	-	1	2
Total	15	18	39	86

Market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange and interest rates, share and commodity prices.

Market risk management is the process through which the institution plans, monitors and controls risks arising from changes in market prices of financial instruments, aiming at maximizing the risk-return ratio through adequate limit structure, models and management tools.

The market risk control exercised by Itaú Unibanco includes all financial instruments of the portfolios of the companies under its responsibility. Accordingly, Itaú Unibanco’s market risk management policy is in line with the principles of Resolution No. 3,464, of June 26, 2007, of the National Monetary Council comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of the group.

The document that expresses the guidelines set forth by the internal policy on market risk management may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance/Rules and Policies/Public Access Report - Market Risk.

Itaú Unibanco’s strategy is based on the comprehensive and complementary use of methods, as well as quantitative tools to estimate, monitor and manage risks, based on the best market practices.

In this context, Itaú Unibanco’s risk management strategy aims at achieving a balance between the company’s business objectives and its risk appetite, considering the following:

•	Political, economic and market context;
•	Market risk portfolio of the institution;
•	Expertise to operate in specific markets.

The market risk is controlled by an area independent from the business areas, which is responsible for carrying out daily measurement, assessment and report activities through control units operating in the different legal entities. Moreover, it also carries out the consolidated monitoring, assessment and reporting of market risk information, with the objective of providing input for the follow-up by senior-level committees and complying with the requirements of Brazilian and foreign regulatory agencies.

The market risk control and management process is submitted to periodic reviews with the purpose of keeping the process aligned with best market practices and complying with continuous improvement processes at Itaú Unibanco.

According to the criteria for classification of operations provided for in the Central Bank of Brazil Resolution No. 3,464, of June 26, 2007, and Circular No. 3,354/07, of June 27, 2007, and the New Capital Accord – Basel II, the financial instruments, including all transactions with derivatives, are broken down into Trading and Banking portfolios. Market risk measurement is performed observing this breakdown.

The trading portfolio consists of all transactions, including derivatives, which are held with the intention of trading in the short term or hedging other financial instruments of this portfolio, and which are not subject to trading restrictions. These are transactions intended at obtaining benefits from changes in expected or actual prices in the short term, or entering into arbitrage activities.

The banking portfolio consists of all transactions not classified in the trading book. These are transactions not intended for trading in the short term and their respective hedges, as well as transactions entered into to the active management of financial risks that may or may not be carried out with derivatives.

The institution hedges operations with clients and proprietary positions, including their foreign investments, aiming at mitigating the risks arising from fluctuations in prices of significant market factors. Derivatives are the most frequently used instruments for these hedges. In situations in which these transactions are characterized as accounting hedge, specific supporting documentation is prepared, including the continuous follow up of the hedge effectiveness and other changes in the accounting process.

The exposures to market risks of products, including derivatives, are broken down into risk factors. A risk factor refers to a market benchmark whose change results in impact on income, and the main risk factors measured by Itaú Unibanco are:

•	Interest rate: risk of financial losses on operations subject to changes in interest rates, including the following:
-	Fixed rates in real;
-	Rates of interest rate coupon;
•	Foreign exchange linked interest rate: riskof losses on positions in operations subject to foreing currency coupon rates;
•	Foreign exchange: risk of losses on positions in foreign currency in operations subject to foreign exchange variation;
•	Prices index linked interest rate: risk of loss in operations subject to price índex coupon rates;
•	Equities: risk of financial losses on transactions subject to changes in share prices;

The risk management process starts with the establishment of limits, which are approved by the Superior Institutional Treasury Committee (CSTI). The market risk limits are structured in accordance with the guidelines established by the Risk Superior Committee (CSRisc), by evaluating the projected P&L on the balance sheets, the stockholders’ equity size and the risk profile of each legal entity, which are defined within risk metrics used by management.

Itaú Unibanco splits the risk limits into superior and internal limits. The superior limits are defined by CSRisc and CSTI and monitored by the market risk control area and reported to the senior commission. The internal limits are defined by commissions of the control units and monitored there, subject to the compliance of the superior limits. Both limits are controlled on a daily basis.

In addition to reporting the consumption of the established limits, the other market risk control metrics are also reported to these committees.

Market risk is analyzed based on the following metrics:

•
Statistical Value at Risk (VaR - Value at Risk): statistical metric that estimates the expected maximum potential economic loss under regular market conditions, taking into consideration a defined time horizon and confidence level;

•
Losses in Stress Scenarios (Stress Testing): simulation technique to assess the behavior of assets and liabilities of a portfolio when several risk factors are taken to extreme market situations (based in prospective scenarios) in the portfolio;

•	Stop Loss Alert: effective losses added to the maximum potential loss in optimistic and pessimistic scenarios;
•
Unrealized result analysis (“RaR”): assessment of the difference between the accrued interest amount and the fair value, in normal and stress scenarios, reflecting accounting asymmetries. It is the risk measure used to evaluate the banking portfolio risk at management level.

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They include:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates;
•	Sensitivity (DV01): the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates; and
•	Stop Loss: the maximum loss that transactions classified in the trading portfolio may reach.

VaR - Consolidated Itaú Unibanco

The internal VaR model used by Itaú Unibanco considers a one-day time horizon and a 99% confidence level. Volatilities and correlations are estimated based on a methodology that confers higher weight to the most recent information.

The table below shows the Consolidated Global VaR, comprising the portfolios of Itaú Unibanco, Itaú BBA International, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Uruguay and Banco Itaú Paraguay. Itaú Unibanco’s portfolios are segregated by risk factor group, reflecting market risk control and management.

The consolidated Itaú Unibanco Holding S. maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital. In this quarter, the increase noted when compared to the end of 2010 is mainly due to the increase in the volatility caused by the recent global crisis and the increased risk aversion.

It can be noted that the diversification of the risks of the business units is significant, allowing the Group to maintain a lower total exposure to market risk in relation to its capital. In this period, the average Global VaR was R$ 124.2 million, or 0.18% of total stockholders’ equity (throughout 2010, it was R$ 109.4 million or 0.16%).

VaR Global (*)
	Average	Minimum (**)	Maximum (**)	09/30/2011	12/31/2010
	(in R$ million)
Risk factor group
Interest rate	90.0	27.0	168.8	148.8	123.7
Foreign exchange linked interest rate	29.2	12.6	59.0	37.6	17.3
Foreign exchange	36.8	14.2	69.2	34.5	34.0
Prices index linked interest rate	16.4	2.5	41.6	28.7	18.6
Equities	14.5	4.9	26.1	7.6	14.4

Foreign units
Itaú BBA International	2.7	0.4	6.4	2.1	0.6
Itaú Argentina	3.4	1.6	9.3	9.3	1.6
Itaú Chile	4.7	1.9	9.1	8.6	3.3
Itaú Uruguay	0.4	0.2	1.1	1.1	0.2
Itaú Paraguay	0.7	0.1	1.7	0.5	0.9

Effect of diversification				(115.4)	(82.8)
Total	124.2	73.8	172.9	163.2	131.9
(*) Adjusted to reflect the tax treatment of individual classes of assets.
(**) Determined in local currency and converted into Reais at the closing price on the base date.

The following table sets forth our interest-earning assets and interest-bearing liabilities position and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates within the period.

Position of accounts subject to interest rate risk (*)

	09/30/2011						12/31/2010
	0-30	31-180	181-365	1-3 years	Over 3 years	Total	Total
Interest-bearing assets	206,168	158,047	87,137	189,425	78,575	719,352	656,069
Interbank deposits	14,144	3,052	3,531	1,048	56	21,831	14,835
Securities purchased under agreements to resell	30,831	48,215	3,359	6,637	1,973	91,015	88,682
Central Bank Compulsory Deposits	97,409	-	-	-	-	97,409	85,776
Held-for-trading financial assets	5,473	6,725	22,220	45,810	33,142	113,370	115,497
Financial assets held for trading and designated at fair value through profit or loss	176	-	-	-	-	176	306
Available-for-sale financial assets	5,623	7,410	2,756	10,013	17,871	43,673	44,539
Held-to-maturity financial assets	-	83	28	197	2,751	3,059	3,170
Derivatives	1,425	5,355	2,491	2,414	1,425	13,110	7,777
Loan and lease operations	51,087	87,207	52,752	123,306	21,357	335,709	295,487
Interest-bearing liabilities	175,513	70,266	54,636	150,419	90,270	541,104	493,529
Savings deposits	63,334	-	-	-	-	63,334	57,900
Time deposits	28,631	24,579	10,628	31,912	33,365	129,115	116,416
Interbank deposits	581	967	287	296	26	2,157	1,929
Investment deposits	-	-	-	-	-	-	906
Deposits received under securities repurchase agreements	71,981	12,969	14,059	77,940	18,620	195,569	199,657
Interbank market	4,188	25,084	15,883	27,567	10,458	83,180	62,599
Institutional market	548	2,341	11,326	10,380	26,741	51,336	44,513
Derivatives	1,001	4,326	2,453	2,324	1,060	11,164	5,671
Held-for-trading financial liabilities	2,426	-	-	-	-	2,426	1,335
Liabilities for capitalization plans	2,823	-	-	-	-	2,823	2,603
Difference asset/ liability	30,655	87,781	32,501	39,006	(11,695)	178,248	162,540
Cumulative difference	30,655	87,781	32,501	39,006	(11,695)	178,248	162,540
Ratio of cumulative difference to total interest-bearing assets	4.3%	12.2%	4.5%	5.4%	(1.6%)	24.8%	24.8%
(*) Contractual terms outstanding.

Position of accounts subject to currency risk

	09/30/2011
ASSETS	Dollar	Euro	Yen	Other	Total
Cash and deposits on demand	4,374	326	36	2,107	6,843
Central Bank Compulsory Deposits	-	49	-	1,461	1,510
Interbank deposits	16,039	1,124	-	1,065	18,228
Securities purchased under agreements to resell	1,882	-	-	83	1,965
Held-for-trading financial assets	4,953	632	-	185	5,770
Financial assets designated at fair value through profit or loss	-	176	-	-	176
Derivatives	3,052	804	-	290	4,146
Available-for-sale financial assets	38,091	63	-	2,223	40,377
Held-to-maturity financial assets	592	-	-	-	592
Loan operations, net	32,802	5,068	2,772	21,379	62,021
TOTAL ASSETS	101,785	8,242	2,808	28,793	141,628

	09/30/2011
LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	35,238	2,043	348	17,384	55,013
Deposits received under securities repurchase agreements	9,017	-	-	190	9,207
Held-for-trading financial liabilities	-	-	-	972	972
Derivatives	2,691	735	-	273	3,699
Interbank market	26,352	718	2	1,888	28,960
Institutional market	46,840	3,167	-	151	50,158
TOTAL LIABILITIES	120,138	6,663	350	20,858	148,009

NET POSITION	(18,353)	1,579	2,458	7,935	(6,381)

The exposure to stock risk is disclosed in Note 6 related to financial assets held for trading and Note 09, related to available-for-sale financial assets.

Position of accounts subject to currency risk

	12/31/2010
ASSETS	Dollar	Euro	Yen	Other	Total
Cash and deposits on demand	3,433	124	130	1,154	4,841
Central Bank Compulsory Deposits	-	8	-	898	906
Interbank deposits	6,726	2,724	-	701	10,151
Securities purchased under agreements to resell	1,177	-	-	109	1,286
Held-for-trading financial assets	12,447	694	-	541	13,682
Financial assets designated at fair value through profit or loss	-	306	-	-	306
Derivatives	1,974	111	-	121	2,206
Available-for-sale financial assets	22,320	47	-	2,570	24,937
Held-to-maturity financial assets	692	-	-	-	692
Loan operations, net	30,558	4,158	2,511	16,781	54,008
TOTAL ASSETS	79,327	8,172	2,641	22,875	113,015

	12/31/2010
LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	21,603	1,435	274	13,822	37,134
Deposits received under securities repurchase agreements	15,327	-	-	259	15,586
Held-for-trading financial liabilities	-	1,335	-	-	1,335
Derivatives	1,684	119	-	130	1,933
Interbank market	25,013	712	1	1,360	27,086
Institutional market	27,355	1,333	-	932	29,620
TOTAL LIABILITIES	90,982	4,934	275	16,503	112,694

NET POSITION	(11,655)	3,238	2,366	6,372	321

The exposure to stock risk is disclosed in Note 6 related to financial assets held for trading and Note 09, related to available-for-sale financial assets.

Liquidity Risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – “mismatching” between payments and receipts - which may affect the institution’s payment capacity, taking into consideration the different currencies and payment terms and their respective rights and obligations.

Policies and Procedures

Management of liquidity risk seeks to adopt best practices to avoid having insufficient cash available and to avoid difficulties in meeting obligations due.

Itaú Unibanco Holding S.A. has a structure dedicated to improve the monitoring, control and analysis of liquidity risk, through models of projections of the variables that affect cash flows and the level of reserves in local and foreign currencies.

Additionally, Itaú Unibanco Holding establishes guidelines and limits whose compliance is periodically analyzed in technical committees, and whose purpose is providing an additional safety margin to the minimum projected needs. The liquidity management policies and the respective limits are established based on prospective scenarios periodically reviewed and on the definitions of the top management.

These scenarios may be reviewed when needed, considering the cash needs, due to atypical market situations or arising from strategic decisions.

In compliance with the requirements of BACEN Resolution 2,804/00 and Circular 3,393/08 of the Central Bank of Brazil, a Statement of Liquidity Risk is sent monthly to the Central Bank, and periodically the following items are sent to top management for monitoring and support to the decision-making process:

•	Different scenarios projected for changes in liquidity;
•	Contingency plans for crisis situations;
•	Reports and graphics that describe the risk positions;
•	Assessment of funding costs and alternative sources of funding;
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and term, among other factors.

Primary Sources of Funding

Itaú Unibanco Holding has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 410.6 billion reais in the third quarter of 2011, particularly funding from time deposits. A considerable portion of these funds – 29.9% of total, or R$ 122.7 billion – are immediately available to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is quite steady with the balances increasing over time and inflows exceeding outflows when monthly average amounts are considered.

	09/30/2011			12/31/2010
Funding from Clients	0-30 days	Total	%	Total	%
Deposits	118,615	220,675	53.7	202,688	55.9
Demand	26,069	26,069	6.3	25,349	7.0
Savings	63,334	63,334	15.4	57,900	16.0
Time	28,631	129,115	31.4	116,416	32.1
Other	581	2,157	0.5	3,023	0.8
Funds from acceptance and issuance of securities (1)	2,347	40,965	10.0	24,304	6.7
Funds from own issue (2)	1,704	110,565	26.9	101,278	27.9
Subordinated debt	56	38,367	9.3	34,487	9.5
Total	122,722	410,572		362,757
(1) Includes Mortgage Notes, Real Estate Credit Bills, Agribusiness and Financial Bills recorded in Interbank and Institutional Market Funds and Liabilities for Issue of Debentures and Foreign Borrowings and Securities recorded in Funds from Institutional Markets.
(2) Refer to Deposits Received under Securities Repurchase Agreements with securities from own issue.

Control over liquidity

Itaú Unibanco Holding manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in usual conditions.

During the third quarter of 2011, Itaú Unibanco Holding maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, funded positions of securities purchased under agreements to resell and government securities available) totaled R$ 58.2 billion and accounted for 47.4% of the short-term redeemable obligations, 14.2% of total funding, and 11.5% of total assets.

The table below shows the indicators used by Itaú Unibanco Holding in the management of liquidity risk:

Liquidity indicators	%
Net assets / Funds within 30 days	47.4
Net assets / total funds	14.2
Net assets / total assets	11.5

In addition, we present the liabilities per remaining contractual maturities considering their flows undiscounted:

					R$ Million
Undiscounted Future Flows except for derivatives	09/30/2011				12/31/2010
LIABILITIES	0 – 30	31 - 365	Over 365 days	Total	Total

Deposits	110,933	42,692	81,211	234,835	225,333
Demand deposits	26,069	-	-	26,069	25,532
Savings deposits	63,334	-	-	63,334	57,900
Time deposit	20,921	41,046	80,798	142,766	138,911
Interbank deposit	608	1,646	412	2,666	2,084
Other deposits	-	-	-	-	906

Securities sold under repurchase agreements (1)	63,833	28,377	131,997	224,208	214,503

Funds from acceptance and issuance of securities (2)	3,383	19,063	21,107	43,553	27,358

Borrowings and onlending (3)	2,862	27,263	35,407	65,532	56,392

Subordinated debt (4)	56	9,260	45,827	55,142	46,262

Derivative financial instruments	1,002	6,783	3,426	11,211	5,671
	182,069	133,437	318,975	634,480	575,519
(1) Includes Own and Third Parties’ Portfolios.
(2) Includes Mortgage Notes, Real Estate Credit Bills, Agribusiness and Financial Bills recorded in Interbank and Institutional Market Funds and Liabilities for Issue of Debentures and Foreign Securities recorded in Funds from Institutional Markets.
(3) Recorded in Funds from Interbank Markets.
(4) Recorded in Funds from Institutional Markets.

NOTE 36 – TRANSACTION WITH CARREFOUR

On April 14, 2011, Itaú Unibanco Holding entered into with Carrefour Comércio e Indústria Ltda. ("Carrefour Brazil"), an Agreement for the Purchase and Sale of Shares to acquire 49% of Banco CSF S.A. ("Banco Carrefour") for R$ 725 million, corresponding to a 2010 Price/Earnings ratio of 11.6. The completion of this transaction depends on the approval from the Central Bank of Brazil.